2002 Annual Report

Andrx

CORPORATION



PE
12-31-02
03058396



PROCESSED
MAY 14 2003
THOMSON
FINANCIAL

financial highlights

Revenues -
Distributed Products
(in millions)



$600
500
400
300
200
100
0
98 99 00 01 02

Revenues -
Andrx Products
(in millions)



$300
250
200
150
100
50
0
98 99 00 01 02

Revenues -
Total
(in millions)



$800
700
600
500
400
300
200
100
0
98 99 00 01 02

Research &
Development Expenses
(in millions)



$60
50
40
30
20
10
0
98 99 00 01 02

Selling, General &
Administrative Expenses
(in millions)



$200
175
150
125
100
75
50
25
0
98 99 00 01 02

Net Income (Loss)
(in millions)



$100
50
0
(50)
(100)
98 99 00 01 02

Andrx Group
Net Income (Loss)
(in millions)



$100
50
0
(50)
(100)
98 99 00 01 02

Andrx
CORPORATION

SHAREHOLDER LETTER

Dear Shareholders

I joined Andrx as its Chief Executive Officer and Board member in June 2002. After spending almost 30 years at big pharmaceutical companies, including seven years at Bristol-Myers Squibb and 14 years at Merck, I am frequently asked the question, why Andrx? The answer is that in Andrx I found a company, which was established 10 years ago, but is still in its infancy in terms of potential. A company with a unique three-platform approach: generic product sales, generic distribution and brand product sales. A company with an opportunity to excel in all three platforms and become a leader in the specialty pharmaceutical sector.

In my mind, there's never been a more attractive time to be in the generics business. The political and socio-economic climates are favorable to generics. There are large numbers of drugs coming off patent in the next five years; there is a public outcry regarding the high cost of prescription medicines, and generics or cost-effective brand drugs will be a major part of the solution; there is pressure on the government to pass some type of Medicare drug benefit program, as well as political pressure for reform of the Hatch-Waxman Act. Couple this environment with the fact that generic drugs are high quality, safe and effective equivalents to their brand counterparts, and strategically, this is a vibrant, healthy industry. The future for 2003 and beyond for the generic industry is bright.

With its multiple drug delivery technologies, rich pipeline, distribution capabilities and seasoned management team, Andrx is uniquely positioned to provide cost-effective medicines for American consumers. Andrx has established distribution and generics businesses, which continue to grow. Andrx also has a recently established brand business, which is a potential star. Combining this nucleus with Andrx's proven clinical development team, existing sales force and renewed business development efforts, I viewed Andrx as well positioned to continue to capitalize on opportunities within the generic industry, with the ability to create a unique, new branded business allowing it to become a leading specialty pharmaceutical company.





Andrx CORPORATION

We Save Patients Money

Though my view of our opportunities remains the same, 2002 was a challenging year. A look at our top line reveals that while it was a year of modest growth, it was still a record performance in terms of total revenue. Total revenue of $771 million included $535 million in sales of distributed products, an 8% year-over-year increase; $184 million in Andrx's bioequivalent products, a decrease of 7% from 2001; and $25 million in Andrx's brand products, which is an 18% decrease from sales of brand products in 2001. While we launched our first internally developed brand product, Altocor™, in the third quarter, brand sales were negatively impacted by declines in our other branded products. But these top line numbers only tell part of the story.

In 2002, we continued to devote significant resources to product research and development, with total expenses of approximately $51.5 million, including $18 million in the fourth quarter of 2002. In the fourth quarter of 2002, our generic R&D program filed 7 ANDAs, making a total of 11 ANDAs filed for the year, and our total pending at the FDA to more than 30. Since then we have filed 3 more ANDAs and 1 NDA. And to support our brand sales and marketing efforts, we built an in-house sales force of approximately 425 sales representatives, which currently focuses on promoting Andrx's brand products to primary care physicians.

However, throughout 2002 and early 2003, we encountered a number of significant and unusual events that, when combined with our continued investment in long term profit creating activities, resulted in a significant loss reported for the year. In many instances, however, these events enabled us to put some challenging issues behind us. As examples:

- Since 1999, Andrx has been the target of class action antitrust litigation stemming from the patent infringement litigation involving our generic version of Cardizem® CD. In the second quarter of 2002, we mediated these disputes, and recorded a $60 million litigation settlements charge for all of the related pending litigations.
- Since 1998, Andrx has been involved in litigation with Biovail Corporation concerning its efforts to market a generic version of Tiazac®. In 2002, we settled all outstanding legal claims with regard to this product, which should lead to the marketing of our generic Tiazac in the first half of 2003*.
- When a lower court found our generic version of Prilosec® infringed the valid patents of the brand manufacturer, we recorded a $41 million charge to cost of goods sold for unusable, pre-launch inventories. We are appealing this decision, and hope that the appellate court will allow our product to be marketed.
- We decided to pursue alternatives, including possible divestiture, for our non-core operations - our Massachusetts aerosol production facilities and our Internet assets, primarily POL, our website for physicians.

These are significant charges and changes for a company our size to absorb and work through. But we did. Not only that, we did it while we continued to develop our primary business lines, and despite these challenges, we made significant progress in preparing for and creating future growth:

- We added strategic members to our executive management team, including a Senior Vice President of Business Development, a Senior Vice President and Chief Information Officer, and two experienced Vice Presidents to our manufacturing group.

* On April 10, 2003, Andrx received FDA approval for and launched Taztia XT™, its generic Tiazac.

- We formed two important new committees to govern and manage our Company: the Executive Committee, which includes Elliot Hahn, Scott Lodin, Angelo Malahias and I, and the Operating Committee (see Page 13).
- As I noted previously, we filed 11 new ANDAs, bringing our total to over 30 ANDAs pending at FDA.
- We received final approvals for generics of Glucophage®, K-Dur® and Naprelan® and successfully launched each of the products.
- We launched our first brand or NDA product, Altocor.
- We submitted our second NDA for metformin XT to the FDA.
- We purchased a manufacturing facility in North Carolina to allow for manufacturing expansion and to be better prepared for the future.
- We made other significant investments in property, plant and equipment, as well as the personnel to manage it, both to improve our current capabilities and to better ensure manufacturing capacity to meet our anticipated future production needs.
- We demonstrated resourcefulness and created opportunities for Andrx and our shareholders with an agreement with KUDCo, monetizing our exclusivity rights for omeprazole, and with an agreement with Perrigo when FDA authorized the line of Claritin products to go over-the-counter.
- We had significant courtroom wins with a final judgment for Naprelan and favorable summary judgments for Wellbutrin SR®/Zyban® and the Claritin® products.
- We opened a 355,000-square foot distribution facility in Ohio.
- We entered into a secured revolving line of credit facility for up to $185 million with nothing drawn against it as of March 31, 2003.

In early 2003:

- We discovered that our pre-launch inventories of Wellbutrin SR/Zyban would have dating issues and we initiated discussions with the FDA and USP to change the involved specifications. This required us to take a fourth quarter 2002 charge.
- We announced that we plan to file an additional 10 ANDAs in 2003, having already filed 3 in the first quarter of the year.
- Our NDA for metformin XT was accepted as submitted to the FDA.
- We filed our third NDA, which was for a valproate product.

There's never been a more attractive time to be in the generics business, with the large number of drugs coming off patent in the next five years, the pressure on the government to pass some type of Medicare drug benefit program, and the pressure for reform of the Hatch-Waxman Act.



SHAREHOLDER LETTER continued



While we have been and will be investing in our future, we are ever mindful of the bottom line. We will think prudently through our business plans to appropriately stage our growth in accordance with our ability and resources. Our internal operating plans are focused on delivering positive earnings per share in 2003 and plans are in place to control expenses, even while continuing to invest in our future. While we plan to invest approximately $60 million in research and development in 2003, as well as $60 million in capital expenditures, we will periodically evaluate our level of profitability and cash flows, making adjustments to these plans, if necessary. We are focused on the need to maximize the value of our Company for our shareholders.

2002 was a year with tough issues and we made the tough choices. It was a year in which we continued to position Andrx for the future. We have the vision and we have the strategy, which will create and drive future growth for our Company. And most important of all, we have the people, the leadership team and the desire – a truly winning formula. Now we need flawless execution.

We appreciate the support of our shareholders, employees, customers, suppliers, and friends, as we position ourselves for future growth. I am proud to take on the challenges required to help move Andrx to the next level, and I thank the founders for the legacy and the tools they have left in my care. I am excited and passionate about working at Andrx. For although it has been a far different year than I had imagined prior to joining the Company, I am every bit as optimistic and enthusiastic about our business as I was the day I walked in the front door. I believe we are well on our way to making Andrx a growth company with a commitment to creating value for our shareholders.

Sincerely,

Richard J. Lane
Chief Executive Officer

March 31, 2003

We are ever mindful of the bottom line.
We will think prudently through our business plans
to appropriately stage our growth in accordance
with our ability and resources.
We are focused on creating value ...
each and every day.




Andrx
CORPORATION

We Save Patients Money

Dear Andrx Shareholders, Employees, Customers and Friends,

When Rick Lane joined Andrx as CEO in mid-year 2002, Andrx entered a new stage in its growth. With his 30 years of pharmaceutical experience, I believe that Rick has the depth of knowledge and expertise to take Andrx to the next level. Rick's entry afforded me the luxury of re-evaluating my position on the Andrx executive team, and in early 2003 I decided to shift my focus within the Company. As one of the founders of Andrx and having spent the past ten years of my life devoted to the Company, my love for Andrx is deep. Yet, assured of Rick's ability to build the brand business while at the same time furthering the growth of our distribution and generic businesses, I decided to forego my operational management responsibilities.

I have often compared the evolution of Andrx to building a house. The foundation of our "house" is Andrx's technology base. We built the first floor with an emphasis on the generic component of the business – both the development of our own generic products and our own distribution business. We are now building the second floor, our brand business, by leveraging the technology foundation to develop improved brand products. We have had initial success with the launch of Altocor, and in my view, no one is better suited to successfully coordinate and complete building our house than Rick Lane. While I will continue to have a role in the development of Andrx, recognizing that each stage in the development of a company provides challenges that require different skill sets, I am refocusing my energies and attention to areas that I believe will utilize my strengths to provide meaningful contributions to Andrx's long-term growth.

I want to thank our shareholders, employees, customers and friends for their past and current support. I am confident that under Rick's leadership we will celebrate many more successes going forward.

Sincerely,

Elliot F. Hahn, Ph.D.
Chairman Emeritus

April 2, 2003

We are still in a "build mode", and we are actively pursuing both short and long-term opportunities. We are working on product acquisition opportunities, which will enable us to better utilize our sales force in 2003, extending our reach and frequency in the doctors' offices and in-licensing opportunities to leverage our clinical development team for the benefit of our sales forces in the future. We are also looking to utilize our NDA R&D team internationally, as we believe it is a valuable asset.

On March 18, 2003, Dr. Elliot F. Hahn, Andrx co-founder, Chairman of the Board of Directors and President, resigned from operational management responsibilities, assuming the position of Chairman Emeritus and focusing on special scientific affairs projects. Dr. Hahn's career in the pharmaceutical industry spanned fifteen years and earned him recognition as an industry icon in the forefront of the legal battle against big pharma over the right to sell generic drugs.


Andrx



ANDRX GENERICS

FDA is working to expedite access of generic drugs to the market.

Mark McClellan, M.D., Ph.D., FDA's commissioner of food and drugs, recently told attendees at a meeting of the Generic Pharmaceutical Association (GPhA) that Americans need generics more than ever, and the FDA would be doing its part to make these products available. Dr. McClellan said that encouraging rapid and fair access to generic medications after the expiration of appropriate patent protection is one of his top priorities as FDA Commissioner.

"FDA will develop new consultation procedures to help speed up review and approval of generic drug applications," Commissioner McClellan told the GPhA members at the annual meeting in Rio Grande, Puerto Rico on January 29, 2003. "As I hope you have seen, the entire Administration is firmly committed to increasing awareness of the value of generic products," McClellan said. "This is my first major speech as commissioner of FDA on pharmaceutical issues that face the agency, and it is not an accident that I am making it to the Generic Pharmaceutical Association," he concluded.

Positioned for Leadership

Andrx's formulation team and the science and skills it employs enables Andrx to create bioequivalent (commonly known as generic) versions of controlled release and other difficult to replicate brand products in which the active chemical has or will be losing patent protection. As required by the FDA, Andrx's bioequivalent products utilize the same active chemical as the brand name drug; they meet the same quality and safety standards of the brand name products, but Andrx's products are specifically formulated to avoid infringing valid patents that the brand companies employ to protect the market for their products.

Having the benefit of ten proprietary, patented controlled-release drug delivery technologies, Andrx is uniquely positioned to be a leader in providing lower-priced generics of controlled-release products to the U.S. market. Controlled-release pharmaceutical products generally provide more consistent and appropriate drug levels in the bloodstream than immediate-release dosage forms. Controlled-release drug delivery may also improve drug efficacy and reduce side effects by releasing drug dosages at specific times and in specific locations in the body. These controlled-release technologies allow for the development of "patient friendly" doses, which more conveniently reduce the number of times per day a drug must be taken, thus improving patient compliance. Because the process by which generic versions of patent protected brand products are brought to market is beyond Andrx's control and is subject to delays caused by the regulatory review process and patent litigation, Andrx is also developing certain specialty, niche and immediate-release pharmaceutical products, including oral contraceptives. These products may face more competition, but they allow Andrx to broaden its product line as they are not anticipated to encounter the same types of regulatory and litigation delays as Andrx's other products. The launch and sale of these products will also benefit from the synergies provided by Andrx's distribution operations.

In 2002, Andrx and it shareholders were disappointed by the federal lower court's decision that its generic version of Prilosec infringes the valid patents of the brand manufacturer. Andrx disputes this finding and has initiated an appeal of the court's decision. Andrx believes that it has raised strong and valid arguments in its appeal, but litigation is by its very nature unpredictable, both as to its outcome and timing. For this reason, among others, while anticipating a favorable court decision, Andrx never marketed the generic Prilosec inventory that it had manufactured

Commenting on FDA commissioner McClellan's speech, Kathleen Jaeger, president and chief executive of the GPhA called it, "...absolutely remarkable. It set forth that the Administration is committed to bring down health-care costs, striking the right balance between innovation and access to health care."

Generic Drugs: Safe. Effective. FDA Approved.





Andrx
CORPORATION

at a cost of $41 million, representing the potential of hundreds of millions of dollars in sales. Nevertheless, Andrx delivered value to its shareholders by relinquishing its exclusivity rights to generic Prilosec, thereby allowing Kremers Urban Development Company (KUDCo) to more quickly gain FDA approval of its generic product. Andrx is now entitled to receive a 15% share of KUDCo's profits from the sale of their generic Prilosec. Andrx's share reduces to 9%, to 6.25% and then to zero over a period of time and based on a number of factors.

Another 2002 disappointment that was outside of Andrx's control resulted from FDA's determination that the Claritin line of prescription products may be sold as over-the-counter (OTC) pharmaceuticals. When this determination was made, Andrx was awaiting FDA approval of three different generic Claritin products. Once again, Andrx delivered value to its shareholders by teaming with Perrigo, the nation's leading provider of store-brand pharmaceuticals, to market Andrx's products as generic OTC versions. Using Andrx's exclusivity rights to generic Claritin D®-24 and Perrigo's marketing expertise, Andrx is confident that the Andrx product line will be successful as generic OTC products. The D-24 strength is expected to be launched by Perrigo in mid-2003, and will be followed by the launch of its D®-12 and Reditabs® later in the year, when the exclusivity rights for these generic products expire.



Andrx is continuing its efforts to gain FDA approval of its Wellbutrin SR/Zyban products, and is working with both the USP and the FDA to resolve the issues which have delayed their approval. Should that approval and the launch of Andrx's products continue to be delayed, Andrx is committed to finding ways to again create value for its shareholders.

Currently marketed Andrx bioequivalent products include Diltia XT® and Cartia XT® (both used in the treatment of hypertension), metformin (used to treat Type 2 diabetes and other indications), albuterol (used to treat asthma), a potassium supplement (used in the treatment of cardiovascular disease), and naproxen sodium (an anti-inflammatory product). Andrx also remains optimistic that its generic version of Tiazac will be approved and launched in the first half of 2003*.

Andrx is continuing to plan for the future by hiring experienced manufacturing personnel, by working to improve its manufacturing processes as well as bringing new manufacturing facilities on-line, both in Weston, Florida in late 2003, and later in North Carolina, for the production of its expanding product line. As its aerosol capabilities are no longer a core-component to its plans, Andrx is pursuing alternatives for, and possibly a divestiture of, its Massachusetts aerosol manufacturing facilities.

Andrx currently has a pipeline of more than 30 ANDAs for bioequivalent products pending at the FDA. During the first three months of 2003, Andrx received final FDA approval for four of its ANDAs, including its generic Claritin D-24 and tentative FDA approval of ANDAs for Claritin D-12 and Lotensin,® and submitted three new ANDAs. Andrx expects to repeat its 2002 ANDA filing success as it anticipates it will file 10 ANDAs during 2003.

2003 and future years will be exciting ones in the generics industry, and Andrx is poised to continue to deliver these lower cost medicines to the market.



* On April 10, 2003, Andrx received FDA approval for and launched Taztia XT™, its generic Tiazac.



ANDRX DISTRIBUTION

Projected to grow with the industry

The steady flow of major brand product patent expirations combined with an increasing need to reduce the rising cost of medicines has and will continue to stimulate growth in the generic drug industry. *In the next few years, over 200 brand-name medications are coming off patent,* a significant number of which are blockbuster drugs that today individually generate annual brand sales in excess of $1 billion. Once a generic becomes available, generic substitution will rapidly occur, as generic versions of these products will create substantial savings. Indeed, according to industry estimates, more than 50% of all prescriptions are filled with generics, and that number will only increase as more brand products come off patent.

Recognizing that independent pharmacies nationwide needed another source of generic products, in 1992, Andrx created Anda, a generic distribution *business, to better serve them. Today,* Andrx's distribution businesses, Anda and VIP, which Andrx acquired in 2000, are now the 4th largest distributors of generic pharmaceuticals in the U.S. Andrx believes its generic distribution business has a market share in independent retail comparable to that of any of the three major national pharmaceutical wholesalers. Andrx's distribution businesses buy primarily from third-party manufacturers and resell these products through a 230 person in-house telemarketing sales staff primarily to independent pharmacies, pharmacy chains without warehousing facilities, pharmacy-buying groups, and to a lesser extent, physicians' offices. *Andrx also serves as an alternate source* provider of generics to the large warehousing chains. In addition, Andrx's distribution operations sell Andrx's generic products to their broad customer bases.

Along with competitive pricing, quality products and responsive customer service, Andrx offers next day delivery to the entire United States for more than 5,000 shelf-keeping units (SKUs), which Andrx believes are the critical elements to competing effectively in this market.


Andrx
CORPORATION

We Save Patients Money


Anda

Andrx telemarketers make, on average, 69,000 phone calls per week to 18,000 active accounts. Their efforts are supplemented by national account representatives and two internally developed systems: Andanet®, a proprietary Internet ordering system and AndaConnect®, a hand-held ordering device (an interactive order entry PDA). Andrx expects to roll out its AndaConnect system to all interested customers in 2003.



Until 2002, Andrx primarily distributed products from a single distribution center located in Weston, Florida. To improve its ability to service various geographic regions throughout the country, in September 2002, Andrx opened a 355,000-square foot distribution center in Groveport, Ohio. In February 2003, this facility shipped 40% of Andrx's distribution volume. The VIP and Anda call centers are serviced out of the Ohio distribution facility.

Andrx's distribution business is a core competency, with a successful track record built on customer service and a focused specialty in generics. It is a key element of Andrx's strategy.



When Glucophage "went generic" in January 2002, Andrx, along with 12 others, had its product approved by the FDA. As Andrx was the only company with its own distribution operations, within days Andrx's generic Glucophage was on more pharmacy shelves throughout the U.S. than any of its competitors. To this day, over a year later, Andrx continues to have a leading market share in a highly competitive generic Glucophage marketplace due, in a large part, to its overall distribution strategy. This strategy includes the marketing prowess of its internal sales team, which is dedicated to warehousing pharmacy chains, wholesalers, large managed care customers and selected government agencies coupled with its distribution operation's ability to deliver product to individual retail pharmacies, even those associated with large chains.



ANDRX BRANDS

In late 1996, Andrx began its branded drug strategy

By applying its patented drug delivery technologies to existing and approved chemical entities, Andrx believed it could improve the efficacy or other characteristics of that drug while at the same time decreasing undesirable side effects or reducing the dosing. The objective was simple: to provide patients with improved medications at affordable prices.

Andrx's strategy utilizes Section 505 (b)(2) NDAs, which eliminate the need for duplicate testing on the active chemical by allowing the 505 (b)(2) NDA filer to reference previous studies and prior FDA determinations that a chemical is safe and effective. According to Drug Discovery Technology 2003, it takes on average 15 years to bring a new chemical to market from inception. The cost of developing such a drug averaged $168 million in 1991, $365 million in 1997 and is now $650 - $800 million. By using existing chemical entities in the controlled-release formulations of its new brand drugs and utilizing the abbreviated Section 505 (b)(2) process, Andrx believes it can significantly reduce the time and expense it takes to provide patients with improved medications at affordable prices.

In June 2002, the FDA approved Andrx's first internally developed brand product, Altocor, a product for cholesterol lowering with once-a-day dosing. In the statin category, Altocor is a cost-effective product with an efficacy profile that compares favorably with other currently marketed cholesterol-lowering products. Lovastatin is documented to be safe and effective. According to the results of a 5-year trial of over 6,600 patients with average to moderately elevated LDL, or bad cholesterol, lovastatin at 20-40 mgs. per day, provided a nearly 40% reduction in cardiovascular events. Altocor is the primary product promoted by Andrx's sales representatives.

With global sales of $50 billion a year, cardiovascular is the leading and most expensive therapeutic category, and the competition is fierce. Cholesterol lowering statin products are manufactured by a number of companies and collectively had 2002 U.S. sales of approximately $12.5 billion. With Altocor, Andrx entered a market where it competes for market share with some of the largest companies in the pharmaceutical business.

By early 2003, Andrx had 425 sales representatives selling its brand products. Currently, they focus on promoting Andrx brand name products to primary care physicians. Their efforts are supplemented by advertising and other marketing initiatives as well as through telemarketing and direct mail promotion to Pharmacy Benefit Managers (PBMs) and Managed Care Organizations (MCOs).

In the second quarter of 2003, Andrx plans to initiate a prescription drug discount card program, $AVE℠ (Select Altocor for Value & Efficacy), for uninsured patients. Targeted at the cash-paying customer, $AVE is a prescription discount card that allows program participants to purchase Altocor at their retail pharmacies for a guaranteed price for a given period of time. The Altocor message is clear: comparable efficacy at significant savings! It's safe, it's convenient and it's the value product.


Andrx
CORPORATION

In 2002, Andrx submitted its second NDA, metformin XT, to the FDA

Used in the treatment of Type 2 diabetes with a patient-friendly, smaller tablet size and a patented formulation, metformin XT may also enable Andrx to develop new and differentiated combination products for the diabetes market. Early in 2003, Andrx submitted its third NDA, a valproate product, which will compete in the same market as the Depakote® family of brand products.


Andrx
ALTOCOR

In addition to its $AVE program, which targets cash-paying consumers, Andrx is working aggressively to add Altocor to managed care plans. Over 160 million Americans are in some form of managed care, with more than half of all Medicaid enrollees in a managed care plan and over 25% of the U.S. population in an HMO. Altocor combines efficacy similar to major brand statins at a lower cost to offer the best value to MCOs and government funded programs. Altocor is being reimbursed by MCOs, with third party reimbursement accounting for 80% of all prescriptions.



Altocor made a difference in my life

Virginia Batchelder, a 75 year old stroke victim, is the mother of six children and lives in Deerfield Beach, Florida on a fixed income. For years, she resisted taking cholesterol-lowering medications because of the high cost. In fact, her other medications are so expensive that to save money she was forced to use a Canadian pharmacy to ship her prescriptions into the U.S. When her primary care physician handed her an Altocor sample and prescription last summer, she was concerned. Taking the prescription to her local Publix pharmacy, her concern quickly turned to delight. Altocor was less expensive than other brand name products; even those listed in Canada.

Since taking Altocor, Virginia's cholesterol is down 40 percentage points with no side effects. Her letter dated October 13, 2002, to Andrx begins: "Dear Dr. Hahn, I'm writing to thank you. Altocor is working just great... you can be sure I shall tell all my friends about it." With satisfied customers like Virginia, is there a better advertising campaign?

Richard Lane, Andrx CEO, said, "Andrx strives to provide quality medications to patients at affordable prices while at the same time creating value for its shareholders."



ANDRX ON THE FUTURE

Business Development Strategy:

Andrx intends to grow its business through internal R&D, brand sales and marketing efforts and business development. These business development efforts will include alliances and acquisitions to, among other things, co-develop, distribute, manufacture and/or promote or co-promote branded products, distribute bioequivalent products, and acquire complementary businesses. Andrx believes that its drug delivery technologies offer potential partners improved drug efficacy as well as the opportunity to enhance the commercial value of their existing products by synthesizing the product's life cycle, combination products or new drug candidates. Andrx believes that these strategies will allow it to expand both its branded and bioequivalent product offerings as well as its distribution operations.

Clear focus on strategic growth

The aging of the baby-boom generation combined with new and improved treatments for disorders and diseases has led to an expanded health care market, including the need for more pharmaceuticals. Andrx is poised to provide lower cost medicines to meet this increased demand. Andrx's goal is to build a portfolio of products that offer shareholder value while delivering positive near-term and growing long-term bottom line results. Andrx is differentiated from its competitors by the strength of its ANDA pipeline, its evolving brand product business and its distribution operations.

Andrx's growth is focused on two strategies – internal growth through research and development and brand sales and marketing, and external growth through business development efforts to acquire or license products, technologies and complementary businesses.

In 2002, Andrx hired a Senior Vice President of Business Development with more than 25 years of pharmaceutical industry experience to lead its business development efforts. Under his direction, Andrx is seeking to be more active in development and/or licensing agreements with U.S. and international pharmaceutical companies covering both bioequivalent and brand pharmaceutical opportunities.

Currently, Andrx's business development efforts are focused on:

- Leveraging Andrx's brand operations with either additional late stage products for its brand sales force or with earlier stage products or opportunities (Phase II or III) for its clinical development team. Andrx seeks compounds that have been developed or are in the process of being developed outside the U.S. but may be available for licensing here in the United States. While some of these opportunities might not be of interest to larger pharmaceutical companies, they could offer very attractive returns to Andrx. With its technology platforms, formidable formulation and clinical development groups, and sales force, Andrx's brand business is a valuable asset. Through these types of business arrangements, this value can be optimized for the benefit of both Andrx shareholders and other pharmaceutical companies, thereby making Andrx an attractive business partner;
- Marketing Andrx products internationally, through partners, particularly in Europe, Latin America and the Pacific Rim.

Andrx is differentiated from its competitors by the strength of its ANDA pipeline, its evolving brand product business and its distribution operations.




Andrx
CORPORATION

We Save Patients Money



In both of these areas, Andrx will work hard to make itself the partner of choice. Andrx's growth will also come through its existing product portfolio. With more than 30 ANDAs (generic drug applications) and two NDAs (brand drug applications) pending at the FDA, some with market exclusivity, a proven development team that keeps adding to this pipeline, and an emerging brand sales and marketing team, Andrx's future is very bright.

To prepare for these new products, Andrx continues to construct and equip its R&D, manufacturing and corporate facilities in Florida and has acquired an additional 500,000-square foot manufacturing facility in North Carolina that will also need to be renovated and equipped. Though these capital expenditures will cause Andrx's cash requirements to continue to increase, Andrx plans to periodically evaluate and adjust its expenditures throughout the year in order to deliver positive bottom line results for its shareholders.

2003 promises to be filled with uncertainties and challenges for Andrx and the world, but it is also filled with the promise of more achievements. The tools are in place, but the plans need to be properly executed. The Andrx management team is committed to executing those plans so that our Company can continue to grow.

Clockwise: Angelo C. Malahias, Senior VP and Chief Financial Officer; Dr. Lawrence Friedhoff, Executive VP, R&D, Andrx Laboratories; William O. Baicy, Executive VP Commercial Operations, Andrx Laboratories; Daniel H. Movens, Executive VP, Anda; Scott Lodin, Executive VP, General Counsel; Richard J. Lane, Chief Executive Officer; Elliot F. Hahn Ph.D., Chairman Emeritus; Robert J. Brown, Senior VP, Corporate Development; Larry Rosenthal, Executive VP, Sales and Marketing, Andrx Pharmaceuticals; Thomas R. Giordano, Senior VP and Chief Information Officer; Anton H. Amann, Ph.D., Executive VP, Operations and R&D, Andrx Pharmaceuticals financial review

Andrx
CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Andrx Corporation and subsidiaries ("Andrx" or the "Company") develops and commercializes:

- bioequivalent versions of selected controlled-release brand name pharmaceuticals, using its proprietary drug delivery technologies,
- bioequivalent versions of specialty, niche and immediate-release pharmaceutical products, including oral contraceptives, and
- brand name or proprietary controlled-release formulations of existing immediate-release or controlled-release drugs where it believes that the application of Andrx's drug delivery technologies may improve the efficacy or other characteristics of those products.

In its bioequivalent program, Andrx currently manufactures and sells bioequivalent versions of Cardizem CD, Dilacor XR, Ventolin, Glucophage, K-Dur and Naprelan. In its brand program, Andrx sells and markets Altocor, its first internally developed brand product, as well as brand products it has acquired or licensed from third parties. Andrx also distributes pharmaceutical products manufactured by third parties, primarily generics, to independent pharmacies, pharmacy chains which do not maintain their own central warehousing facilities, pharmacy buying groups and to a lesser extent physicians' offices.

Equity Reorganization and Conversion

On September 7, 2000, Andrx completed a reorganization whereby it acquired the outstanding equity of its Cybear Inc. subsidiary that it did not own, reincorporated in Delaware, and created two new classes of common stock: (i) Andrx common stock to track the performance of the Andrx Group, which then included Andrx Corporation and its subsidiaries, other than its ownership of the Cybear Group and (ii) Cybear common stock to track the performance of the Cybear Group. Cybear Group then included (i) Cybear Inc. and its subsidiaries, (ii) certain potential future Internet businesses of Andrx Corporation, and (iii) certain operating assets of AHT Corporation. Mediconsult.com, Inc. and its subsidiaries were added to the Cybear group following Andrx's acquisition by merger of Mediconsult.com, Inc. in April 2001.

On May 17, 2002, each share of Cybear common stock was converted into 0.00964 of a share of Andrx common stock resulting in the issuance of approximately 65,000 shares of common stock. The conversion included a 25% premium on the value of Cybear common stock as provided by the terms of Andrx's Certificate of Incorporation. Subsequent to the conversion Andrx has only one class of common stock outstanding.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are described in Note 2 to the Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that effect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates including but not limited to those related to:

- allowance for doubtful accounts receivable,
- allowance for inventories,
- sales allowances,
- useful life or impairment of goodwill and other intangible assets,

- deferred income tax asset valuation allowance,
- licensing revenues from KUDCo, and
- litigation settlements and related accruals

The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates may differ under different assumptions or conditions and actual results may differ from these estimates.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

Allowance for Doubtful Accounts Receivable

The Company maintains an allowance for doubtful accounts receivable for estimated losses resulting from the Company's inability to collect from certain customers. As of December 31, 2002, the Company had $145.5 million of gross accounts receivable and an allowance for doubtful accounts receivable of $15.5 million, or 10.6% of gross accounts receivable. Accounts receivable generated from the Company's distribution operations are principally due from independent pharmacies, pharmacy chains which do not maintain their own central warehousing facilities, pharmacy buying groups and to a lesser extent physicians' offices. Accounts receivable generated from the Company's bioequivalent and brand product sales are principally due from a limited number of large warehousing pharmacy chains, wholesalers and large managed care customers. Credit is extended based on an evaluation of the customer's financial condition and collateral is generally not required. The Company also performs ongoing credit evaluations of its customers. Management specifically analyzes accounts receivable, historical bad debts, customer concentrations, customer credit-worthiness, the percentage of accounts receivable by aging category and changes in customer payment terms or payment patterns when evaluating the adequacy of the allowance for doubtful accounts receivable. If the financial conditions of the Company's customers were to deteriorate resulting in an impairment of their ability to make payments, an increase to the allowance may be required. Also, should actual collections of accounts receivable be different than the Company's estimates included in the determination of its allowance, the allowance will be increased or decreased through charges or credits to the Consolidated Statements of Operations in the period in which such changes in collection become known. If conditions change in future periods, additional allowances or reversals may be required. Such additional allowances could be significant.

In August 2002, Andrx management learned that an employee had made numerous improper entries that affected the aging of certain customer accounts receivable and, accordingly, the adequacy of the Company's allowance for doubtful accounts receivable. After extensive investigation and analysis, including discussions with certain customers regarding past due amounts, management determined that the Company's related provision for doubtful accounts receivable, included in selling, general and administrative expenses ("SG&A") was understated during 1999, 2000 and 2001, by an aggregate amount of $4.0 million. After consideration of all of the facts and circumstances, the Company recognized the full amount of the $4.0 million prior period misstatement in the second quarter of 2002, as the Company believes it is not material to any period affected.

Activity in the allowance for doubtful accounts receivable is as follows:

	Years Ended December 31, (in thousands)		
	2002	2001	2000
Beginning balance, January 1	$ 7,663	$7,077	$6,426
Provision for doubtful accounts receivable	13,178	1,357	651
Writeoffs, net of recoveries	(5,346)	(771)	–
Ending balance, December 31,	$15,495	$7,663	$7,077

The provision for doubtful accounts receivable in 2002 of approximately $13.2 million includes $4.0 million related to prior years as discussed above. Additionally, the first and second quarters of 2002 required additional provisions of $1.4 million, related to this matter. Since August 2002, the Company has continued aggressive follow-up with its customers and has collected a significant amount of past due balances. However, as certain other amounts were not collected and continue to age, the Company has recorded additional provisions in the third and fourth quarters of 2002 as the likelihood of collection of those accounts has now decreased. Despite the increased allowance, the Company continues to vigorously attempt to collect these balances. Additional provisions or reversals may result in future periods as actual collections may differ from the Company's current estimates.

Allowance for Inventories

Inventories consist primarily of finished goods held for distribution, and raw materials, work-in-process and finished goods of Andrx bioequivalent and brand products. As of December 31, 2002, the Company had $148.0 million in inventories. Inventories are stated at the lower of cost (first-in, first-out) or market. Cost of inventories held for distribution is based on purchase price, net of vendor discounts, rebates and other allowances, but excludes shipping, warehousing and distribution costs which are expensed as incurred and reported as selling, general and administrative expenses in the Consolidated Statements of Operations. In evaluating whether inventory is stated at the lower of cost or market, management considers such factors as the amount of inventory on hand and in the distribution channel, estimated time required to sell such inventory, remaining shelf life and current and expected market conditions, including levels of competition. As appropriate, provisions through cost of goods sold are made to reduce inventories to their net realizable value. If conditions change in future periods, additional allowances may be required. Such additional allowances could be significant. Andrx has made, is in the process of making or will make commercial quantities of its product candidates prior to the date in which Andrx anticipates that such products will receive FDA final marketing approval and/or satisfactory resolution of the patent infringement litigation involving them (i.e. pre-launch inventory). The commercial production of these products involves the risk that such product(s) may not be approved for marketing by FDA on a timely basis or ever and/or that the results of related litigation may not be satisfactory. This risk notwithstanding, Andrx plans to continue to scale-up and build inventories of certain products that have not yet received final FDA approval and/or satisfactory resolution of patent infringement litigation, when it believes that such action is necessary and appropriate in relation to the commercial value of its product launch opportunity.

For the year ended December 31, 2002, cost of goods sold includes charges totaling $104.5 million, which consisted primarily of (i) a $41.0 million charge for unusable pre-launch inventories of the Company's bioequivalent versions of Prilosec, (ii) a $38.1 million charge related to production of the Company's other products and product candidates including the Company's bioequivalent version of Wellbutrin SR/Zyban; (iii) a $19.6 million charge related to excess capacities at Andrx's Massachusetts aerosol facilities, including excess facility leases, leasehold improvements, aerosol product inventories, equipment and severance (iv) a $4.9 million charge related to utilization issues at the Company's Davie, Florida manufacturing facilities; and (v) an $867,000 charge related to start-up costs for the Company's Weston, Florida manufacturing facility. As of December 31, 2002 and 2001, the Company had approximately $10.1 million and $33.9 million, respectively, of raw materials, work-in-process and finished goods inventories pending final FDA approval and/or satisfactory resolution of litigation. In the first quarter of 2003, Andrx will provide an allowance included in cost of goods sold of $5.6 million for additional pre-launch inventories of generic Wellbutrin SR/Zyban, not previously reserved in 2002, for raw materials placed into production after December 31, 2002.

Sales Allowances

Allowances against net sales for estimated returns, chargebacks and other sales allowances are established by the Company concurrently with the recognition of revenue. The allowances are established based upon consideration of a variety of factors, including but not limited to, actual return experience by product type, the number and timing of competitive products approved for sale, both historical and projected, the market for the product, estimated customer inventory levels by product and current and projected economic conditions, levels of competition and price declines. However, actual product returns, chargebacks and other sales allowances incurred are dependent upon future events. The Company periodically monitors the factors that influence sales allowances and makes adjustments to these provisions when management believes that actual product returns, chargebacks and other sales allowances may differ from established allowances. If conditions in future periods change, additional allowances may be required. Such additional allowances could be significant. Net sales of the Company's bioequivalent and brand products may be affected by the level of provisions for estimated sales allowances.

In the pharmaceutical industry, the practice is generally to grant customers the right to return or exchange purchased goods. In the generic pharmaceutical industry, this practice has resulted in generic manufacturers issuing credits (also known as shelf-stock adjustments) to customers based on the customers' existing inventory following decreases in the market price of the related generic pharmaceutical product. Due to the competitive nature of the generic pharmaceutical industry, prices to customers are subject to frequent and significant price declines from existing and new competitors. The determination to grant a credit to a customer following a price decrease is generally at the discretion of the Company, and generally not pursuant to contractual arrangements with customers. Accordingly, the Company makes significant accounting estimates, which include estimates of price declines and quantities shipped but still on customers' shelves, before the products pull through the distribution channel. The Company accrues an estimate for the sales allowances in the same period the sale is recognized and continually reviews such estimates. If conditions in future periods change, additional allowances or reversal may be required. Such additional allowances could be significant.

In connection with brand products, the Company's significant accounting estimates for sales allowances are dependent on the Company's ability to promote to physicians, create demand for products, pull products through the distribution channel and estimate returns, future levels of prescriptions for its products and the inventory levels in the distribution channel. It is a common practice in the pharmaceutical industry for brand manufacturers to offer customers buy-in allowances on initial purchases prior to promotion activities by the manufacturer. All purchases by customers are generally subject to the right of return or exchange as a result of there being a limited number of large customers. Accordingly, concurrently with the recognition of revenues, the Company is required to make significant accounting estimates related to such sales allowances, and to periodically review such estimates. The Company's policy is to recognize net sales to the extent it can reasonably estimate returns and the product being pulled through the distribution channel. The ability to make such estimates is difficult when there is a high level of products in the distribution channel. If conditions change in future periods, additional allowances or reversals may be required. Such additional allowances could be significant.

Impairment of Goodwill and Other Intangible Assets

Under the purchase method of accounting for acquisitions, goodwill represents the excess of purchase price over the fair value of the net assets acquired. As of December 31, 2002, the Company had $34.0 million of goodwill, net in the Consolidated Balance Sheet consisting of $26.3 million from the acquisition of CTEX Pharmaceuticals, Inc ("CTEX") in January 2001 and $7.7 million from the acquisition of Valmed Pharmaceuticals, Inc. ("Valmed") in March 2000. Prior to 2002, the Company measured impairment of goodwill using the undiscounted cash flow method whenever events and circumstances warranted revised estimates of useful lives or recognition of an impairment of goodwill. The undiscounted cash flow method compared the net book value being tested to the estimated aggregate undiscounted cash flows. If the net book value exceeded the estimated aggregate undiscounted cash flows, the excess carrying amount of goodwill is written off. With the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142 in 2002, goodwill is subject to at least an annual assessment for impairment in value by applying a fair value based test. Any applicable impairment loss is the amount, if any, by which the implied fair value of goodwill is less than the carrying value. If conditions in future periods change, impairment charges may be required. Such additional charges could be significant.

As of December 31, 2002, the Company has $19.9 million of other intangible assets, net in the Consolidated Balance Sheet, which consisted primarily of $4.3 million related to Physicians' Online ("POL") and $12.5 million and $1.8 million for product rights related to the Entex and Anexsia product lines, respectively. Brand product rights purchased from other pharmaceutical companies or acquired through the allocation of purchase price upon the acquisition of another entity, which are included in Other intangible assets, are being amortized over periods ranging from three to ten years. Other intangible assets also include physicians' network and trademarks, and patents relating to Andrx's electronic prescription process, which are being amortized over periods ranging from four to fourteen years. Management established the amortization period based on an estimate of the period the assets would generate positive cash flow. Amortization was provided using the straight-line method over the estimated useful life. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If conditions in future periods change, additional allowances may be required, which could be significant. During 2002, Andrx recorded a charge of $7.8 million for the impairment of goodwill and certain intangible assets related to POL. Such charges were the result of management's decision in the fourth quarter of 2002 not to commit additional resources to and seek alternatives for and possibly the sale of POL and an evaluation of the goodwill and intangible assets arising from the acquisition of Mediconsult and the subsequent integration of Internet operations into Andrx. As a result, management believed that the future benefits previously associated with this transaction no longer existed under Andrx's current operations.

On February 25, 2003, the FDA announced that it intends to publish a *Federal Register* notice to describe its enforcement policy with respect to products such as the Entex line of products with respect to products that are presently on the market without an approved ANDA or NDA. The Entex line of products are prescription-only products that did not require the submission and approval of an NDA in order to be marketed. As a result of the *Federal Register* notice, Andrx may be required to seek FDA approval for marketing the Entex line of products and may be required to market some or all of these products as over-the-counter products. Upon issuance of definitive guidance on this matter, Andrx will assess the unamortized portion of the Entex product rights ($12.5 million as of December 31, 2002), and Entex inventories ($304,000 as of December 31, 2002) for any resulting impairment.

Deferred Income Tax Asset Valuation Allowance

The Company records a valuation allowance to reduce its deferred income tax assets to the amount that is more likely than not to be realized. As of December 31, 2002, the Company has a $68.1 million deferred income tax asset. While the Company has considered its ability to carry back certain net operating losses, future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, in the event the Company were to determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to the Statements of Operations in the period such determination was made. Previously the Company recorded a valuation allowance of $7.2 million on certain Cybear net operating loss carryforwards. Due to a change in circumstances during 2002, the Company determined that it is more likely than not that the net operating loss carryforwards will be utilized and, accordingly, the Company reversed the $7.2 million valuation allowance. As of December 31, 2002, the Company determined that no valuation allowance was necessary on its deferred income tax assets after considering the ability to carry back certain net operating losses, future taxable income projections and ongoing prudent and feasible tax planning strategies.

Licensing Revenues from KUDCo

In October 2002, Andrx entered into an agreement with Genpharm and KUDCo, pursuant to which Andrx and Genpharm relinquished any marketing exclusivity rights to the 10-mg and 20-mg strengths of omeprazole (generic Prilosec), thereby accelerating the ability of KUDCo to receive final FDA marketing approval for its version of that product, which KUDCo received on November 1, 2002. Pursuant to the agreement, Andrx is entitled to receive:

- 15.0% of KUDCo's net profits, as defined in the agreement ("Net Profits"), for approximately six months after the December 9, 2002, launch,
- 9.0% of KUDCo's Net Profits until the earlier of (a) the next twelve months, or (b) an appellate court decision, as defined in the agreement, and
- 6.25% of KUDCo's Net Profits during approximately the next 24 months thereafter.

Such licensing fees may also cease if either Andrx or Genpharm, who is also a party to that agreement with KUDCo, becomes lawfully permitted to launch its own bioequivalent version of Prilosec. Under the provisions of the agreement, KUDCo is required to provide Andrx with an estimate of Andrx's licensing revenues for the month within 10 days from the end of such month. Final licensing fee reports and payments to Andrx on amounts earned in December 2002 and January 2003 are due to Andrx 90 days after the respective month end. Final licensing fee reports and amounts earned thereafter are due to Andrx 60 days after the respective month end. Based on the estimates received from KUDCo, Andrx recorded $16.6 million in estimated licensing revenues in the fourth quarter of 2002, which includes the initial stocking of KUDCo's generic version of Prilosec, commonly referred to as pipeline fill. KUDCo estimates that licensing revenues earned by Andrx for January 2003 and February 2003 will be approximately $9.4 million and $9.8 million, respectively. Future KUDCo licensing revenues will be dependent on a number of factors, including KUDCo's manufacturing capacity, market competition for Prilosec and other factors outside of Andrx's control. The monthly licensing fee amounts due to Andrx are subject to numerous estimates by KUDCo, including shelf stock adjustments, returns, discounts, rebate and other sales allowances and certain related expense items.

Litigation Settlements and Related Accruals

The Company accounts for the exposure of its various litigation matters under the provisions of SFAS No. 5 "Accounting for Contingencies", which requires, among other things, an exposure to be accrued when it becomes probable and estimatable. The Company discloses possible significant exposure for legal matters in Note 16. No accrual or disclosure of legal exposures judged to be remote is required. The exposure to legal matters is evaluated and estimated, if possible, based on, among other things, consultation with legal counsel. Such estimates are based on currently available information and their ultimate outcome may be significantly different than the amounts estimated given the subjective nature and complexities inherent in these areas.

In July 2002, Andrx and Aventis entered into a preliminary settlement with the direct purchaser class of plaintiffs in the Cardizem CD antitrust litigation that is pending for multidistrict proceedings in the United States District Court for the Eastern District of Michigan. The settlement, which is now binding, calls for a cash payment by Andrx and Aventis to this group in an undisclosed amount. In anticipation of potentially reaching a settlement on certain litigation, Andrx's results for the 2002 second quarter included an estimated litigation settlements charge of $60.0 million. This contingency became probable and estimable in June 2002 as a result of mediation discussions between the Company and the plaintiffs through which the above settlement agreement was reached. However, Andrx intends to vigorously litigate any related cases that cannot settle on a reasonable basis. The portion of the litigation settlements charge that was not paid as of December 31, 2002, is included in Accrued and other liabilities in the December 31, 2002 Consolidated Balance Sheet.

In January 2003, Andrx and Aventis entered into a settlement agreement in the Cardizem CD antitrust litigation with the indirect purchaser class of plaintiffs as well as with the attorney generals for all 50 states, the District of Columbia and Puerto Rico. This settlement agreement is subject to court approval.

In the fourth quarter of 2002, Andrx recorded a $5.0 million charge relating to legal claims asserted against the Company.

ANDRX CORPORATION AND SUBSIDIARIES

Consolidated Selected Financial Data

The following summary historical financial information is based on Andrx's consolidated audited financial statements included elsewhere herein. Andrx's consolidated audited financial statements for the years ended December 31, 2002 and 2001 have been audited by Ernst & Young LLP, the Company's current independent auditors. Andrx's consolidated financial statements for the years ended December 31, 2000, 1999 and 1998 were audited by Arthur Andersen LLP, the Company's former independent auditors.

	Years Ended December 31, (in thousands, except for share and per share amounts)				
	2002	2001	2000	1999	1998
STATEMENTS OF OPERATIONS DATA(1)					
Revenues					
Distributed products	$ 534,618	$ 495,241	$ 329,110	$ 262,402	$ 215,903
Andrx products	209,407	229,003	175,428	134,796	11,472
Stipulation fees	—	—	—	70,733	19,130
Licensing and royalties	17,340	13,648	14,966	8,059	552
Other	9,615	11,149	456	—	—
Total revenues	770,980	749,041	519,960	475,990	247,057
Operating expenses					
Cost of goods sold	620,069	479,595	301,475	235,346	188,226
Selling, general and administrative(2)	193,253	145,321	82,510	70,010	34,736
Research and development	51,479	52,846	45,467	25,327	15,906
Litigation settlements and other charges	72,833	14,759	7,322	—	—
Total operating expenses	937,634	692,521	436,774	330,683	238,868
Income (loss) from operations	(166,654)	56,520	83,186	145,307	8,189
Other income (expense)					
Equity in earnings (losses) of joint ventures	3,697	1,025	(1,202)	(370)	(931)
Interest income	5,420	11,386	13,039	3,603	1,064
Interest expense	(200)	—	(767)	(1,661)	(380)
Gain on sale of Histex product line	5,094	—	—	—	—
Minority interest in Cybear	—	—	4,146	1,937	85
Gain on sales of Cybear shares	—	—	—	643	700
Income (loss) before income taxes	(152,643)	68,931	98,402	149,459	8,727
Income taxes (benefit)	(60,826)	31,385	39,870	55,405	333
Net income (loss)	$ (91,817)	$ 37,546	$ 58,532	$ 94,054	$ 8,394

(Continued)

ANDRX CORPORATION AND SUBSIDIARIES

Consolidated Selected Financial Data (Continued)

	Years Ended December 31, (in thousands, except for share and per share amounts)				
	2002	2001	2000	1999	1998
EARNINGS (LOSS) PER SHARE					
ANDRX GROUP COMMON STOCK(3)(4)					
Net income (loss) allocated to Andrx Group (including Cybear Group from January 1, 1998 through September 6, 2000 and May 18, 2002 through December 31, 2002)	$ (85,873)	$ 72,862	$ 66,873	$ 94,054	$ 8,394
Premium on Conversion of Cybear common stock	(526)	–	–	–	–
Total net income (loss) allocated to Andrx	$ (86,399)	$ 72,862	$ 66,873	$ 94,054	$ 8,394
Net income (loss) per share of Andrx Group common stock					
Basic	$ (1.22)	$ 1.04	$ 0.99	$ 1.52	$ 0.14
Diluted	$ (1.22)	$ 1.01	$ 0.95	$ 1.45	$ 0.13
Weighted average shares of Andrx Group common stock outstanding					
Basic	70,876,000	69,998,000	67,756,000	61,980,000	60,091,000
Diluted	70,876,000	72,243,000	70,456,000	64,953,000	63,707,000
CYBEAR GROUP COMMON STOCK(4)(5)					
Net loss allocated to Cybear Group (from September 7, 2000 through May 17, 2002)	$ (5,944)	$ (35,316)	$ (8,341)		
Premium on Conversion of Cybear common stock	526	–	–		
Total net loss allocated to Cybear Group	$ (5,418)	$ (35,316)	$ (8,341)		
Basic and diluted net loss per share of Cybear Group common stock	$ (0.80)	$ (6.09)	$ (2.19)		
Basic and diluted weighted average shares of Cybear Group common stock outstanding	6,743,000	5,802,000	3,801,000		

(1) Certain prior year amounts have been reclassified to conform with the current year presentation.

(2) In 2002, Andrx adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" which resulted in goodwill no longer being subject to amortization. Goodwill amortization expense in 2001, 2000, 1999 and 1998 was $4,967, $1,850, $115, and none, respectively.

(3) Andrx Group share and per share amounts reflect the Company's May 1999 and March 2000 two-for-one stock splits of Andrx common stock effected in the form of 100% stock dividends.

(4) Effective May 17, 2002, all outstanding shares of Cybear common stock were converted to Andrx common stock. For periods subsequent to the Conversion, Andrx will only report earnings (loss) per share for Andrx common stock which includes all of the former Cybear operating results from the effective date of the Conversion and will no longer report separate earnings (loss) per share for the former Cybear common stock.

ANDRX CORPORATION AND SUBSIDIARIES

Consolidated Selected Financial Data (Continued)

(5) The basic and diluted weighted average shares of Cybear common stock outstanding and diluted net loss per share of Cybear common stock, included herein for the period from January 1, 2002 to May 17, 2002, and years ended December 31, 2001 and 2000 reflect the July 31, 2001 one-for-four reverse stock split for Cybear common stock.

	December 31, (in thousands)				
	2002	2001	2000	1999	1998
BALANCE SHEET DATA					
Cash, cash equivalents and investments available-for-sale	$ 97,394	$245,424	$336,809	$123,418	$ 23,092
Accounts receivable, net	130,044	129,900	92,960	72,032	33,811
Inventories	147,967	161,691	101,219	78,771	42,337
Working capital	281,576	446,835	453,860	179,829	51,256
Property, plant and equipment, net	233,828	139,898	77,773	39,874	20,429
Total assets	789,479	789,214	669,416	357,954	121,198
Short-term borrowings	—	—	—	20,226	4,107
Retained earnings (accumulated deficit)	84,038	176,381	138,835	80,303	(13,751)
Total stockholders' equity	565,707	647,894	559,797	220,972	72,583

Results of Operations

Year Ended December 31, 2002 as Compared to Year Ended December 31, 2001

For 2002, the Company generated a net loss of $91.8 million, as compared to net income of $37.5 million for 2001. For 2002, of the $91.8 million of net loss, $86.4 million of total net loss was allocated to Andrx and $5.4 million of total net loss was allocated to the former Cybear common stock. For 2001, of the $37.5 million of net income, $72.9 million of total net income was allocated to Andrx and $35.3 million of total net loss was allocated to the Cybear common stock.

Revenues and Cost of Goods Sold

	Year Ended December 31, (in thousands)	
	2002	2001
Distributed Products		
Net sales	$534,618	$495,241
Cost of goods sold	433,650	410,292
Gross profit	100,968	84,949
Gross margin	18.9%	17.2%
Andrx Products — Bioequivalent		
Net sales	$183,873	$197,940
Cost of goods sold	146,025	52,274
Gross profit	37,848	145,666
Gross margin	20.6%	73.6%
Andrx Products — Brand		
Net sales	$ 25,534	$ 31,063
Cost of goods sold	13,263	12,163
Gross profit	12,271	18,900
Gross margin	48.1%	60.8%
Licensing and Royalties		
Revenue	$ 17,340	$ 13,648
Gross profit	17,340	13,648
Gross margin	100.0%	100.0%
Other		
Revenue	$ 9,615	$ 11,149
Cost of goods sold	27,131	4,866
Gross profit (loss)	(17,516)	6,283
Gross margin (loss)	(182.2)%	56.4%
Total Revenue		
Net sales	$770,980	$749,041
Cost of goods sold	620,069	479,595
Gross profit	150,911	269,446
Gross margin	19.6%	36.0%

Total Revenues and Cost of Goods Sold

Total revenues increased by 2.9% to $771.0 million for 2002, as compared to $749.0 million for 2001. The increase in total revenues for 2002 as compared to 2001 resulted primarily from increases in net sales of distributed products and licensing and royalties revenue, partially offset by a decline in net sales of Andrx bioequivalent and brand products.

In 2002, total revenues generated total gross profit of $150.9 million with a gross margin of 19.6%, as compared to a total gross profit of $269.4 million with a gross margin of 36.0% in 2001. The decrease in total gross profit and decline in gross margin for 2002, as compared to 2001, resulted primarily from charges to cost of goods sold throughout 2002 totaling $104.5 million including (i) $41.0 million of charges related to unusable pre-launch inventories of the Company's bioequivalent version of Prilosec, (ii) $38.1 million of charges related to production of the Company's other products and product candidates, including the Company's bioequivalent version of Wellbutrin SR/Zyban, (iii) $19.6 million charge related to excess capacities at Andrx's Massachusetts aerosol manufacturing facilities including, excess facility leases, leasehold improvements, aerosol product inventories, equipment and severance, (iv) $4.9 million charge related to utilization issues at Andrx's Davie, Florida manufacturing facilities, and (v) $867,000 charge related to start-up costs for the Company's Weston, Florida manufacturing facility.

Distributed Products

Net sales from distributed products increased by 8.0% to $534.6 million for 2002, as compared to $495.2 million for 2001. The increase in sales from distributed products reflects the participation in the distribution of generic products introduced by generic manufacturers, and an increase in sales to existing and new customers, generally offset by overall price declines, as is common with generic products. For 2001, sales from distributed products includes approximately $41.3 million of Andrx's participation in the distribution of generic Prozac, which enjoyed marketing exclusivity from August 2001 through February 2002. In February 2002, after the expiration of generic Prozac's marketing exclusivity period, numerous competitors entered the market and the price declined in excess of 90%, resulting in $5.7 million in 2002 net sales from the distribution of generic Prozac manufactured by other pharmaceutical companies.

In 2002, net sales of distributed products generated $101.0 million of gross profit with a gross margin of 18.9%, as compared to $84.9 million of gross profit with a gross margin of 17.2% for 2001. Such levels of gross margin on sales of distributed products are at the higher end of the historical range of 14%-21%, but which generally range from 16%-17%. Among other reasons, this increase in 2002 results from the Company's participation in the distribution of numerous significant generic products that now face competition from multiple generic manufacturers, as well as the Company's participation in other marketing opportunities. Products which face decreasing prices usually yield higher distribution gross margins (but lowers sales prices, as described above). The 2001 year included the high dollar volume net sales, but low gross margin distribution of generic Prozac, during its August 2001 through February 2002 180-day market exclusivity period.

Bioequivalent Products

For 2002, net sales of Andrx bioequivalent products decreased by 7.1% to $183.9 million, as compared to $197.9 million in 2001. For 2002 and 2001, net sales of Andrx bioequivalent products include sales of the Company's bioequivalent versions of Cardizem CD, Dilacor XR, Ventolin metered dose inhalers and, commencing in 2002, net sales of the Company's bioequivalent versions of Glucophage, K-Dur and Naprelan. The decrease in net sales of Andrx bioequivalent products for 2002 as compared to 2001 related to a significant decline in net sales of Andrx's bioequivalent version of Ventolin and a decline in net sales of Andrx's bioequivalent version of Cardizem CD, partially offset by 2002 product launches. Net sales of Andrx's bioequivalent version of Ventolin were $14.2 million during 2002, as compared to $50.9 million in 2001, and the significant decrease began during the fourth quarter of 2001 and continued throughout 2002, as a result of a marked increase in competition. Andrx's bioequivalent version of Cardizem CD continues to generate significant levels of net sales and gross profits and materially contributes to Andrx's overall current level of operating results. Net sales of Andrx's bioequivalent products in 2002 include a $721,000 allowance for a November 2002 voluntary recall of the 120 mg Diltia XT capsules.

In 2002, Andrx's bioequivalent products generated $37.8 million of gross profit with a gross margin of 20.6%, as compared to $145.7 million of gross profit with a gross margin of 73.6% in 2001. Primary contributors to this decrease in gross profit and gross margins were the October 2002 district court determination that the bioequivalent version of Prilosec developed by Andrx infringes valid patents (Nos. #505 and #230) owned by Astra, which Andrx has appealed, the Company recorded a charge of $41.0 million in 2002 including in cost of goods sold to fully reserve the work-in process, finished goods and raw material inventories related to pre-launch quantities of its bioequivalent version of Prilosec, as well as the $34.7 million charge related to production of currently marketed bioequivalent products and pre-launch inventories of its bioequivalent products, including Wellbutrin SR/Zyban. Andrx has experienced and, in the near term, will continue to experience production and utilization issues at its manufacturing facilities. As a result of the expansion of manufacturing facilities in anticipation of new product launches, the Company incurred costs of approximately $4.9 million related to utilization of its Davie, Florida manufacturing facilities, and $867,000 related to start-up costs for the Company's Weston, Florida manufacturing facility, both of which are included in cost of goods sold.

Brand Products

For 2002, net sales of Andrx brand products decreased by 17.8% to $25.5 million from $31.1 million in 2001. Net sales of Andrx brand products during 2002 include sales generated from the Histex (cough and cold) through its sale on June 28, 2002, Entex (cough and cold), Embrex (prenatal vitamins) and Anexsia (pain) product lines and Altocor, the Company's first internally developed brand product. The decrease in net sales in 2002, as compared to 2001, was primarily the result of a lower level of net sales from the cough and cold product lines, and the absence of net sales from the Histex product line after its June 28, 2002 sale, offset by net sales from Anexsia, which the Company began marketing in the fourth quarter of 2001 and Altocor, which the Company began marketing in the third quarter of 2002. Net sales from the cough and cold product lines in 2002 were affected by, among other things, competition from generic introductions.

The Company's policy is to recognize net sales of its brand products based on, among other things, prescription data provided by external independent sources, the amount of product it believes will be pulled through the distribution channel taking into account, among other things, inventory levels in the distribution channel, which the Company periodically evaluates terms and incentives granted to customers, including the right of return. In connection with Altocor, however, there is a limited amount of prescription and product return history, the Company has limited experience in marketing and selling cholesterol-lowering products, and substantial incentives were granted to customers in connection with the product launch, including the right of return of initial stocking after nine months. As a result, in 2002, the Company recorded approximately $3.8 million in net sales of Altocor on approximately $11.7 million of net sales value of Altocor shipments in 2002. Net sales allowances are also recorded for the Company's other brand products. As a result, the Company had $18.2 million and $14.3 million, respectively, in net sales allowances related to its brand products in its December 31, 2002 and 2001 Consolidated Balance Sheets, respectively.

In 2002, Andrx's brand products generated $12.3 million of gross profit with a gross margin of 48.1%, compared to $18.9 million of gross profit with a gross margin of 60.8% for 2001. As a result of the Company's estimated level of demand for its brand products and the obsolescence of certain products, due to aging and reformulations caused by generic introductions, the Company provided an inventory allowance of approximately $1.8 million and $4.1 million through cost of goods sold in 2002 and 2001, respectively. Also included in brand cost of goods sold in 2002 is a charge of $3.0 million, related to production failures. Cost of goods sold in 2002 and 2001 included royalties accrued on the net sales generated from the Entex cough and cold line and Anexsia, as well as amortization of the product rights for CTEX, Entex and Anexsia product rights, which are calculated on a straight-line basis. The decrease in the 2002 gross margin also includes the effect of a change in the brand product mix.

Licensing and Royalties

In 2002, Andrx generated $17.3 million in licensing and royalties revenue, as compared to $13.6 million in 2001. Licensing and royalties revenue for 2002 include $16.6 million of revenues from the agreement with KUDCo, whereby the Company and Genpharm Inc. relinquished their exclusivity rights and thereby accelerated KUDCo's ability to receive final FDA marketing approval for its 10 mg and 20 mg versions of its generic version of Prilosec. Licensing and royalties revenues for 2001 primarily represented $13.0 million of fees from an agreement with Geneva, which was terminated in October 2001. In connection such termination, the Company reacquired from Geneva the marketing rights for certain Andrx brand products under development.

Other Revenues

The Company generated $9.6 million of other revenues in 2002, as compared to $11.1 million in 2001. Other revenues for 2002 primarily represented revenues from the contract manufacture of aerosols by the Company's Massachusetts facility and revenues generated by Andrx's Internet operations, primarily the POL web portal.

During the fourth quarter of 2002, included in cost of goods sold of other revenues, Andrx recorded a charge of $11.8 million related to an excess facilities lease, related leasehold improvements, excess aerosol product inventories, equipment and severance at Andrx's aerosol manufacturing facility in Massachusetts. During 2002, Andrx also recorded a $7.9 million charge to cost of goods sold related to excess capacity in the Massachusetts aerosol facility. In the fourth quarter 2002 Andrx decided not to commit to aerosol research and development ("R&D") and in the first quarter of 2003 Andrx decided to pursue, among other things, a possible sale of the Massachusetts aerosol operations.

SG&A

SG&A expenses were $193.3 million, or 25.1% of total revenues for 2002, as compared to $145.3 million, or 19.4% of total revenues for 2001. SG&A expenses included expenses related to the administration, marketing, selling and warehousing of distributed and Andrx products, the brand sales and marketing efforts, royalties to the Company's former Co-Chairman and former Chief Scientific Officer related to sales of the Company's bioequivalent version of Cardizem CD, as well as corporate overhead and legal costs with respect to patent infringement matters related to the Company's ANDA filings and antitrust matters. The increase in SG&A expenses in 2002, as compared to 2001, was primarily due to an increase in the brand sales and marketing costs, the expansion of the distribution business including the opening of Andrx's Ohio distribution center, increases in legal costs, insurance premiums, allowances for doubtful accounts receivable, and corporate overhead, offset by a decrease in Internet operating expenses. The Company had approximately 400 sales representatives at December 31, 2002, an increase from approximately 90 sales representatives when the Company acquired CTEX in January 2001. The cost to Andrx of each sales representative ranges from approximately $125,000 to $150,000 per year. In the 2002 second quarter, the Company recorded a $4.0 million charge to the allowance for doubtful accounts receivable relating to the periods prior to January 1, 2002, and $1.4 million related to the first and second quarters of 2002 as the Company believes such charges are not material to any period affected. Operating expenses related to Andrx's Internet operations, are classified as SG&A for all periods presented except cost of goods sold, and cost included in litigation settlement and other charges which include goodwill, the write-off of computer software licenses and other intangible asset, allowance for possible loss on subleasing facilities, merger costs, agreement termination costs and an allowance for a note receivable.

R&D

R&D expenses were $51.5 million, or 24.6% of Andrx product sales in 2002, as compared to $52.8 million, or 23.1% of Andrx product sales in 2001. R&D expenses reflect the Company's continued commercialization efforts in its bioequivalent (ANDA) and brand product (NDA) product development programs. During 2002, 66% of R&D expenses were in the bioequivalent program and 34% were in the brand program. During 2002, ANDAs were accepted as filed by the FDA for 11 products. Additionally, during 2002, the Company submitted an NDA to the FDA for Metformin XT which was accepted as filed and initiated NDA clinical studies for use of Altocor at doses higher than those currently approved. In 2001, R&D expenses were 67% for the bioequivalent program and 33% for the brand program. In 2002 and 2001, brand R&D expenses include $3.0 million and $2.0 million, respectively, of milestones to Geneva in connection with the October 2001 agreement whereby the Company reacquired from Geneva the marketing rights for certain Andrx brand products under development.

In its bioequivalent R&D operations, the Company was developing, or investigating the development of, approximately 60 products during 2002. The cost of related bioequivalent biostudies are generally less than $100,000 for each small-scale or pilot study, and approximately $250,000 for each study used in connection with an ANDA submission. The Company estimates that the average cost of developing a controlled release product is approximately $2.0 million and the cost of developing a specialty, niche or immediate release products is approximately $1.0 million. The principal costs incurred in connection with these projects are personnel costs, overhead costs, costs paid to third party contract research organizations for conducting bioequivalence studies and costs for raw materials used in developing the products. In its brand R&D operations Andrx internally formulates and develops its products and uses contract research organizations to conduct and manage clinical studies and prepare NDAs. Brand R&D expenses include personnel costs, overhead, professional services, and costs of raw materials, but primarily include the cost of laboratory services, clinical investigators and contract research organizations that are responsible for conducting the clinical trials required to support a product application with FDA and preparing the NDAs. Typically, the Andrx's brand product development process (from formulation to NDA approval) will approximate five years at a cost of approximately $20 million to $30 million per product. Andrx's lead brand products currently under development are Metformin XT, for which an NDA was accepted for filing by the FDA in February 2003, Altocor for use at higher doses than those currently approved, and a valproate product designed to treat manic episodes associated with bipolar disorder, various seizure disorders and prophylaxis of migraine headaches, for which an NDA was submitted in March 2003.

Litigation Settlements and Other Charges

Beginning in August 1998, several putative, or self-appointed, class action lawsuits were filed against Andrx and Aventis arising from the stipulation entered into between Andrx and Aventis in connection with a patent infringement suit brought by Aventis with regard to its product, Cardizem CD. The complaint in each action alleges that Andrx and Aventis, by way of the stipulation, have engaged in alleged state antitrust and other statutory and common law violations that allegedly have given Aventis and Andrx a near monopoly in the U.S. market for Cardizem CD and a bioequivalent version of that pharmaceutical product with the result that direct purchasers such as pharmacies, as well as indirect purchasers such as medical patients who have been issued prescriptions for Cardizem CD are forced to overpay for the drug. In June 2000, the District Court granted summary judgment to plaintiffs finding that the 1997 stipulation was a per se violation of antitrust laws. In anticipation of potentially reaching settlements with all plaintiffs in the related litigations, Andrx recorded an estimated litigation settlements charge of $60.0 million in the second quarter of 2002. Such contingency became estimable in 2002 as a result of the mediation and settlement discussions with the plaintiffs. On November 26, 2002, the Court approved a settlement between the direct purchasers and Andrx and Aventis. In January 2003, Andrx and Aventis entered into a settlement agreement with the indirect purchaser class of plaintiffs, as well as, the state attorney generals for all 50 states, the District of Columbia and Puerto Rico. The settlement agreement is subject to court approval.

In the fourth quarter of 2002, Andrx recorded a $5.0 million charge relating to legal claims asserted against the Company.

During the fourth quarter of 2002, Andrx recorded a charge of $7.8 million related to a write-off of goodwill and certain intangible assets for the physician's network and trademarks created during the Mediconsult acquisition. Such charges were the result of management's decision in the fourth quarter of 2002 not to commit additional resources to POL and an evaluation of the goodwill and intangible assets arising from the acquisition of Mediconsult and the subsequent integration of Internet operations into Andrx. As a result, management believes that the future benefits previously associated with this transaction no longer exist under Andrx's current operations. Andrx is pursuing alternatives for POL and decided in the first quarter of 2003 to pursue, among other things, a possible sale of POL.

Litigation settlements and other charges were $14.8 million in 2001, comprised of $9.3 million associated with the write-off of the remaining net goodwill created in the Reorganization, $2.0 million associated with the write-off of the remaining net goodwill created with the acquisition of Telegraph Consulting Corporation ("Telegraph") by Andrx's Cybear subsidiary in 1999, $1.7 million associated with the write-off of certain computer software licenses that the Company no longer intends to commercialize, and a $1.8 million allowance associated with the loss the Company expects to incur in subleasing all or portions of its facilities. As a result of changes in Cybear's business subsequent to the Reorganization and the Telegraph acquisition, and other considerations, management evaluated the future benefits previously associated with the Reorganization and Telegraph, and determined that goodwill no longer exists.

Equity in Earnings of Joint Ventures

The Company generated $3.7 million of equity in earnings of its unconsolidated joint ventures in 2002, compared to $1.0 million in 2001. For 2002 and 2001, equity in earnings of its joint ventures results from the net sales of the ANCIRC bioequivalent versions of Oruvail and Trental and the CARAN bioequivalent versions of Pepcid and Prozac, offset by the R&D expenses at CARAN.

Interest Income

The Company generated interest income of $5.4 million in 2002, as compared to $11.4 million in 2001. The decrease in interest income is primarily the result of the lower average level of cash, cash equivalents and investments available-for-sale maintained and lower interest rates on these investments during 2002, as compared to 2001. The Company invests in taxable, tax-advantaged and tax-free investment grade securities.

Interest Expense

The Company incurred interest expense of $200,000 in 2002, primarily from financing charges on certain insurance policies. There was no interest expense for 2001.

Gain on Sale of Histex Product Line

On June 28, 2002, the Company sold the Histex cough and cold line of products. In connection with the sale, the buyer assumed liabilities related to the Histex products and the Company received $1.7 million in cash and is entitled to receive, among other things, quarterly royalty payments on net sales of Histex products for five years. This transaction resulted in a pre-tax net gain of $5.1 million primarily from the extinguishment of liabilities.

Income Taxes

For 2002, the Company recorded an income tax benefit of $60.8 million, or 39.8% of loss before income taxes. Such tax benefit for 2002 included the reversal of a $7.2 million valuation allowance on deferred income tax assets relating to certain net operating loss carryforwards. For 2001, the Company provided $31.4 million for income taxes or 45.5% of income before income taxes. For 2001, the Company provided for income taxes in excess of the expected annual effective federal statutory rate of 35%, primarily due to the effect of state income taxes, amortization and write-offs of non-deductible goodwill and intangible assets that are not deductible for tax purposes. In connection with the Reorganization, Andrx changed its method of accounting for allocating income taxes within the consolidated group from the pro rata method to the separate return method. Applying the pro rata method for the period from January 1, 2002 through May 7, 2002 and the year ended December 31, 2001 would have resulted in an income tax benefit allocation from Andrx to its Cybear subsidiary of approximately $2.0 million and $7.6 million, respectively.

Weighted Average Shares Outstanding

The basic and diluted weighted average shares of Andrx common stock outstanding was 70.9 million in 2002, as compared to 70.0 million and 72.2 million, respectively, in 2001. For 2002, all potential common shares were excluded from the diluted share computation as the Company reported a net loss and, accordingly such potential common shares were anti-dilutive. In 2002, the Company also excluded the unamortized restricted stock unit grants for the diluted share computation, which are also anti-dilutive. The increase in the basic weighted average number of shares of Andrx common stock outstanding in 2002, as compared to 2001, was attributable to exercises of stock options and issuances of shares under the Company's employee stock purchase plan which commenced on January 1, 2002 and approximately 65,000 shares of Andrx common stock issued in connection with the conversion of Cybear common stock to Andrx common stock on May 17, 2002. All share and per share amounts of Andrx common stock give effect to the May 1999 and March 2000 two-for-one stock splits of Andrx common stock effected in the form of 100% stock dividends.

The basic and diluted weighted average shares of Cybear common stock outstanding was 6.7 million for the period from January 1, 2002 to May 17, 2002 (at which date such shares were converted into Andrx common stock) and 5.8 million for 2001. All common stock equivalents were excluded from the diluted share computation as Cybear was allocated a net loss, and accordingly, such stock equivalents were anti-dilutive. After May 17, 2002, no Cybear common stock was outstanding as a result of its conversion to Andrx common stock. For 2001, Cybear common stock includes the 2.9 million shares issued in conjunction with the acquisition of Mediconsult. The basic and diluted weighted average shares of Cybear common stock included herein give effect to the July 2001 one-for-four reverse stock split of Cybear common stock.

Year Ended December 31, 2001, as Compared to Year Ended December 31, 2000

For 2001, the Company generated net income of $37.5 million, as compared to net income of $58.5 million for 2000. For 2001, of the $37.5 million in net income, $72.9 million of total net income was allocated to Andrx common stock and $35.3 million of total net loss was allocated to Cybear common stock. For 2000, of the $58.5 million in net income, $66.9 million of total net income was allocated to Andrx common stock and $8.3 million of total net loss was allocated to Cybear common stock.

ANDRX CORPORATION AND SUBSIDIARIES

Revenues and Costs of Goods Sold

	Year Ended December 31, (in thousands)	
	2001	2000
Distributed Products		
Net sales	$495,241	$329,110
Cost of goods sold	410,292	272,949
Gross profit	84,949	56,161
Gross margin	17.2%	17.1%
Andrx Products — Bioequivalent		
Net sales	$197,940	$175,428
Cost of goods sold	52,274	28,526
Gross profit	145,666	146,902
Gross margin	73.6%	83.7%
Andrx Products — Brand		
Net sales	$ 31,063	$ —
Cost of goods sold	12,163	—
Gross profit	18,900	—
Gross margin	60.8%	—
Licensing and Royalties		
Revenue	$ 13,648	$ 14,966
Gross profit	13,648	14,966
Gross margin	100.0%	100.0%
Other		
Revenue	$ 11,149	$ 456
Cost of goods sold	4,866	—
Gross profit	6,283	456
Gross margin	56.4%	100.0%
Total		
Total revenues	$749,041	$519,960
Cost of goods sold	479,595	301,475
Gross profit	269,446	218,485
Gross margin	36.0%	42.0%

Total Revenues and Cost of Goods Sold

Total revenues increased by 44.1% to $749.0 million for 2001, as compared to $520.0 million for 2000. The increase in total revenue for 2001, as compared to 2000, is primarily related to increases in net sales of distributed products, net sales of Andrx bioequivalent products resulting from the acquisition of the Ventolin product in March 2001, net sales of Andrx brand products resulting from the acquisition of CTEX in January 2001 and other revenues primarily contract manufacturing from the acquisition of aerosol manufacturing facilities in Massachusetts.

In 2001, total revenues generated total gross profit of $269.4 million with a gross margin of 36.0%, as compared to a total gross profit of $218.5 million with a gross margin of 42.0% in 2000. The increase in total gross profit is related primarily to the increase in total revenues while the decrease in gross margin reflect changes in the revenue mix.

Distributed Products

Net sales from distributed products increased by 50.5% to $495.2 million for 2001, as compared to $329.1 million for 2000. Commencing March 2000, sales from distributed products include sales from Valmed, which the Company acquired certain assets of in March 2000. The increase in sales from distributed products reflects the participation in the distribution of generic products launched by other pharmaceutical companies and an increase in sales to existing and new customers, generally offset by overall price declines. For 2001, sales from distributed products includes approximately $41.3 million of Andrx's participation in the distribution of generic Prozac, which enjoyed marketing exclusivity from August 2001 through January 2002.

In 2001, net sales of distributed products generated $84.9 million of gross profit with a gross margin of 17.2%, as compared to $56.2 million of gross profit with a gross margin of 17.1% for 2000.

Bioequivalent Products

For 2001 and 2000, net sales of Andrx bioequivalent products of $197.9 million and $175.4 million, respectively, include sales of the Company's bioequivalent versions of Dilacor XR and Cardizem CD and, commencing on April 1, 2001, the Company's bioequivalent version of Ventolin, which the Company acquired with the acquisition of Andrx's aerosol manufacturing facility in Massachusetts. During 2001, sales of the Company's bioequivalent version of Ventolin were $50.9 million. During 2001 and 2000, Andrx's bioequivalent version of Cardizem CD generated significant net sales and gross profits and significantly contributed to the Company's overall level of operating results.

In 2001, Andrx's bioequivalent products generated $145.7 million of gross profit with a gross margin of 73.6%, as compared to $146.9 million of gross profit with a gross margin of 83.7% in 2000. As a result of the expansion of manufacturing facilities in anticipation of new product launches, in 2001 the Company incurred costs of approximately $3.6 million related to utilization of its Davie, Florida facilities.

Brand Products

In 2001, net sales of Andrx brand products of $31.1 million included the sales of the CTEX products which the Company acquired on January 23, 2001, the Entex product line, which the Company acquired on June 30, 2001, and sales of the Anexsia product line, which the Company acquired marketing rights to on July 1, 2001 from Mallinckrodt. In 2000, the Company did not generate any brand product sales as it commenced its brand sales operations in January 2001 with the acquisition of CTEX. When recognizing net sales, the Company takes into consideration, among other things, the customers' right of return, historical prescription and return data, incentives granted to customers, generic introduction and the levels of inventory in the distribution channel. The Company periodically evaluates the inventory position in the distribution channel to determine whether high levels of product exist. In 2001, the Company determined that the levels of inventory in the distribution channel for certain brand products increased to high levels, primarily due to a significantly lighter than expected cough and cold season and increased competition from generic introductions, thereby resulting in lower than anticipated sell-through in the distribution channel. As a result, in 2001 the Company recorded a sales allowance of $14.3 million.

In 2001, within Andrx products, Andrx's brand products generated $18.9 million of gross profit with a gross margin of 60.8%. As a result of the Company's estimated level of demand for its brand products and the obsolescence of certain products due to reformulations caused by generic introductions, the Company provided an inventory allowance of approximately $4.1 million through cost of goods sold in 2001.

Licensing and Royalties

The Company generated $13.6 million of licensing and royalties in 2001, as compared to $15.0 million in 2000. Licensing and royalties for 2001 primarily represented $13.0 million of fees from an agreement with Geneva through the October 2001 termination of such agreement. As a result of the termination of the Geneva agreement, the Company will no longer earn $1.0 million per month in recurring fees. However, the Company reacquired all of Geneva's marketing rights for two brand products under development by the Company. For 2000, licensing and royalties of $15.0 million included primarily $14.0 million in fees from Geneva.

Other

The Company generated other revenues of $11.1 million in 2001, as compared to $456,000 in 2000. Other revenues for 2001 consisted primarily of $6.4 million of revenues from Andrx's aerosol contract manufacturing business and $4.8 million of other revenues generated by its Internet operations. In connection with an increase in competition for Andrx's bioequivalent version of Ventolin which began in the fourth quarter of 2001, the Company experienced a decrease in net sales and lower gross margins, as well as a related decrease in production levels. The Company incurred costs of approximately $1.4 million, included in cost of goods sold, relating to unabsorbed manufacturing costs at its Massachusetts aerosol manufacturing facilities.

SG&A

SG&A expenses were $145.3 million, or 19.4% of total revenues for 2001, as compared to $82.5 million, or 15.9% of total revenues for 2000. SG&A expenses include expenses related to the administration, marketing, selling and warehousing of distributed and Andrx products, the establishment of brand sales and marketing efforts, royalties to the Company's Co-Chairman and former Chief Scientific Officer related to sales of the Company's bioequivalent version of Cardizem CD, Cybear Internet operating expenses, other than cost of goods sold and litigation and other charges, as well as corporate overhead, and legal costs with respect to patent infringement matters related to the Company's ANDA filings and anti-trust matters. The increase in SG&A expenses in 2001, as compared to 2000, was primarily the result of an increase in sales of distributed and Andrx products, the building of a brand sales force and marketing infrastructure, an increase in Internet operating expenses, and an increase in legal costs. The Company had approximately 300 sales representatives as of December 31, 2001 up from approximately 90 representatives when CTEX was acquired in January of 2001.

R&D

R&D expenses were $52.8 million, or 23.1% of Andrx product sales in 2001, as compared to $45.5 million, or 25.9% of Andrx product sales in 2000. The increase in R&D expenses of $7.4 million or 16.2% reflects the Company's continued commercialization efforts in its bioequivalent (ANDA) and brand name (NDA) product development programs. For 2001, R&D expenses were 67% for the bioequivalent program and 33% for the brand program. For 2000, R&D expenses were 60% for the bioequivalent program and 40% for the brand program. During 2001, ANDAs were accepted as filed by the FDA for 16 products. Additionally, during 2001, the Company submitted its first NDA to the FDA for Altocor, a high-potency extended-release lovastatin, and completed Phase III NDA clinical studies for Metformin XT. In 2001, R&D expenses include a $2.0 million milestone to Geneva.

Litigation Settlements and Other Charges

Litigation settlements and other charges were $14.8 million in 2001, as compared to $7.3 million in 2000. In 2001, litigation settlements and other charges include $9.3 million associated with the write-off of the remaining net goodwill created in the Reorganization and $2.0 million associated with the write-off of the remaining net goodwill created with the acquisition of Telegraph by Cybear in 1999. Such write-offs were the result of an evaluation of the goodwill arising from these transactions giving consideration to, among other things, changes in Cybear's business subsequent to the Reorganization and acquisition of Telegraph. As a result, management believes that the future benefits previously associated with the Reorganization and Telegraph goodwill no longer exist. In 2000, the Company incurred a total of $3.3 million of costs in connection with the Reorganization, $2.0 million of impairment and related charges to certain assets and costs to terminate an arrangement and a $2.0 million net allowance against a certain note receivable.

Equity in Earnings (Losses) of Joint Ventures

The Company generated $1.0 million of equity in earnings of its unconsolidated joint ventures in 2001, compared to $1.2 million of equity in losses of its joint ventures in 2000. For 2001, equity in earnings of its joint ventures is a result of the net sales of the ANCIRC bioequivalent versions of Oruvail and Trental and the CARAN bioequivalent version of Pepcid, reduced by operating expenses primarily R&D expenses. For 2000, equity in losses of its joint ventures is a result of R&D expenses, offset by net sales of the ANCIRC bioequivalent version of Trental.

Interest Income

The Company generated interest income of $11.4 million in 2001, as compared to $13.0 million in 2000. The decrease in interest income is primarily the result of the lower average level of cash, cash equivalents and investments available-for-sale maintained during 2001, as compared to 2000.

Interest Expense

Interest expense was $767,000 in 2000 resulting from borrowings under the Company's bank loan, which was terminated in December 2000.

Minority Interest

Minority interest in Cybear was $4.1 million in 2000. There was no minority interest in Cybear after the Reorganization, as Andrx Corporation now owns 100% of Cybear.

Income Taxes

For 2001, the Company provided income taxes of $31.4 million, or 45.5% of income before income taxes. The Company provided for income taxes in excess of the expected annual effective federal statutory rate of 35%, primarily due to the effect of state income taxes, amortization and write-offs of non-deductible goodwill of Cybear. For 2000, the Company provided $39.9 million for income taxes, or 40.5% of income before income taxes. The Company provided for income taxes in excess of the expected annual effective federal statutory rate of 35%, primarily due to the effect of state income taxes and Andrx's inability to utilize its share of Cybear's losses when Andrx's ownership of Cybear was reduced below 80% during the period from June 23, 1999 to September 6, 2000. For 2000, net income includes the reversal of a valuation allowance in deferred income tax assets of $3.6 million. In connection with the Reorganization, Andrx changed its method of accounting for allocating income taxes within the consolidated group from the pro rata method to the separate return method. Applying the pro rata method for the year ended December 31, 2001 and the period from September 7, 2000 through December 31, 2000 would have resulted in an income tax benefit allocation from Andrx to Cybear of approximately $7.6 million and $4.8 million, respectively.

Weighted Average Shares Outstanding

The basic and diluted weighted average shares of Andrx common stock outstanding were 70.0 million and 72.2 million, respectively, in 2001, as compared to 67.8 million and 70.5 million, respectively, in 2000. Such increases resulted primarily from stock option exercises and the issuance of approximately 291,400 shares in connection with the January 2001 acquisition of CTEX. All share and per share amounts of Andrx common stock give effect to the May 1999 and March 2000 two-for-one stock split of Andrx common stock effected in the form of a 100% stock dividend.

The basic and diluted weighted average shares of Cybear common stock outstanding were 5.8 million for 2001, and 3.8 million for 2000. For 2001, Cybear common stock includes the 2.9 million shares issued in conjunction with the acquisition of Mediconsult. For 2000, Cybear common stock reflects the Cybear common stock outstanding relating to the period from September 7, 2000 to December 31, 2000. The basic and diluted weighted average shares of Cybear common stock included herein give effect to the July 2001 one-for-four reverse stock split of Cybear common stock.

Liquidity and Capital Resources

As of December 31, 2002, the Company had $97.4 million in cash, cash equivalents and investments available-for-sale, and $281.6 million of working capital.

Operating Activities

In 2002, net cash used in operating activities was $44.0 million, compared to net cash provided by operating activities of $27.6 million in 2001 and $57.0 million in 2000.

In 2002, net cash used in operating activities of $44.0 million includes a net loss of $91.8 million, increases in accounts receivable of $13.2 million, prepaid and other assets of $4.0 million, and income taxes of $40.1 million, offset by a decrease in inventories of $11.6 million, increases in accounts payable and accrued and other liabilities of $67.6 million. In addition, 2002 also includes a gain on the sale of Histex product line of $5.1 million, equity in earnings of joint ventures of $3.7 million and deferred income tax benefit of $25.8 million, offset by depreciation and amortization of $22.1 million, a provision for doubtful accounts receivable of $13.2 million, other non-cash impairment charges related to the Company's Internet and aerosol operations of $19.6 million and income tax benefits on exercises of stock options of $5.4 million.

In 2001, net cash provided by operating activities of $27.6 million includes net income of $37.5 million, income tax benefits on exercises of stock options of $18.4 million, an increase in accounts payable and accrued and other liabilities of $16.3 million, and a decrease in prepaid and other assets of $6.2 million, offset by increases in accounts receivable of $35.0 million, inventories of $41.0 million, and income taxes of $3.8 million. In addition, 2001 also includes depreciation and amortization of $22.0 million, a provision for doubtful accounts receivable of $1.4 million, and $14.8 million of other non-cash impairment charges related to the Company's Internet and aerosol operations, offset by equity in earnings of joint ventures of $1.0 million and a deferred income tax benefit of $8.0 million.

In 2000, net cash provided by operating activities of $57.0 million includes net income of $58.5 million, income tax benefits related to exercises of stock options of $19.9 million, increases in accounts payable and accrued and other liabilities of $14.4 million, and a decrease in prepaid and other assets of $1.4 million, offset by an increase in accounts receivable of $15.9 million, an increase in inventories of $18.3 million and income taxes of $5.2 million. In addition, 2000 also includes depreciation and amortization of $9.6 million, provision for doubtful accounts receivable of $651,000, other non-cash impairment charges related to the Company's Internet and aerosol operations of $2.0 million, undistributed equity in losses of joint venture of $1.2 million, offset by minority interest in Cybear of $4.1 million and deferred income tax benefit of $7.1 million.

Investing Activities

Net cash provided by investing activities was $11.1 million in 2002, as compared to net cash used-in investing activities of $90.0 million in 2001 and $196.5 million in 2000.

In 2002, net cash provided by investing activities of $11.1 million consisted of $121.0 million in maturities of investments available for sale, offset by $112.3 million in purchases of property, plant and equipment, $1.6 million in proceeds from the sale of Histex product line and $949,000 in proceeds from distributions of joint ventures.

In 2001, net cash used in investing activities of $90.0 million consisted of $75.1 million in purchases of property and equipment; $16.9 million in the acquisition of brand product rights, $14.8 million in the acquisition of CTEX, net of cash acquired; $18.2 million in the acquisition of certain assets of Armstrong; and $3.2 million in advances to and transaction costs associated with the Mediconsult acquisition; offset by $38.3 million in maturities of investments available for sale.

In 2000, net cash used in investing activities of $196.5 million consisted of $44.5 million in purchases of property and equipment, $130.0 million in purchases of investments available for sale, $15.2 million in the acquisition of certain assets of Valmed, $3.9 million in funding of convertible note receivable and $2.8 million in costs incurred pertaining to the Reorganization.

Financing Activities

Net cash provided by financing activities was $6.0 million in 2002, $9.1 million in 2001 and $222.6 million in 2000.

In 2002, net cash provided by financing activities consisted of $4.3 million in proceeds from issuances of shares of Andrx common stock from exercises of Andrx stock options, $1.9 million in proceeds from issuances of shares of Andrx common stock under the employee stock purchase plan, which commenced on January 1, 2002, offset by $146,000 in principal payments on capital lease obligations.

In 2001, net cash provided by financing activities consisted of $9.1 million in proceeds from issuance of shares of Andrx common stock from exercises of Andrx stock options.

In 2000, net cash provided by financing activities of $222.6 million consisted of $235.8 million in net proceeds from the Company's May 2000 public offering of Andrx common stock, $7.0 million in proceeds from issuance of shares of Andrx common stock from exercises of Andrx stock options, offset by $20.2 million of net repayments on borrowings under the Company's bank loan.

The Company anticipates that its cash requirements will continue to increase due to the completion of construction of its R&D, manufacturing and corporate facilities, including related equipment, at its Florida and North Carolina facilities. During 2003, the Company expects to incur approximately $60 million in capital expenditures, which it intends to pay for with cash generated from its operations. The Company will periodically review its level of capital expenditure spending based on its level of profitability and cash flow. Absent an acquisition or unforeseen circumstances, Andrx anticipates that its existing capital resources will be sufficient to enable it to maintain its operations for the foreseeable future without drawing on the credit facility. On December 30, 2002, Andrx entered into a four-year secured revolving line of credit facility, for up to an aggregate amount of $185.0 million, none of which was outstanding at December 31, 2002. Borrowings available under the credit facility are limited to defined values of eligible accounts receivables, inventories, property, plant and equipment and reasonable reserves established by the lenders. Interest on the outstanding principal balance under the credit facility accrues, at Andrx's option, at either the lender's prime lending rate (4.25% as of December 31, 2002) or 2.00% above the rate quoted by the lenders as the average Eurodollar Rate ("Eurodollar") for 1, 2, 3 and 6-month Eurodollar deposits with, in each case, possible 0.25% upward adjustments, up to a total increase of 1.00%, depending upon Andrx's quarterly average availability and average outstanding borrowings at the time of borrowing. The credit facility also includes an unused line fee of 0.75%. Andrx and its subsidiaries granted the lenders a first priority security interest in substantially all of their respective personal property assets, including without limitation, accounts receivable, inventories, deposit accounts, property, plant and equipment and general intangibles, and real estate owned at the date of the credit facility. The credit facility contains certain financial covenants, which, among other things, (a) prohibit the payment of dividends without the lenders' consent, (b) place certain limits on annual capital expenditures by Andrx and (c) require Andrx to either (x) satisfy a fixed charge coverage ratio or (y) maintain a minimum availability of $75 million. Andrx is currently in compliance with all the required covenants under the credit facility. As of December 31, 2002, approximately $81 million was available under this secured line of credit. As of February 28, 2003 zero was outstanding under the line of credit and approximately $110 million was available.

Outlook

Distributed Products

During 2002, the Company generated $534.6 million in net sales of distributed products. The Company's pharmaceutical distribution operation has a history of consistent quarterly sequential growth as a result of, among other things, generic introduction of new products by other generic manufacturers and the Company's continued penetration of the market servicing independent pharmacies, pharmacy chains which do not maintain their own central warehousing facilities, pharmacy buying groups and, to a lesser extent, physicians' offices. The Company believes that it will be able to continue to expand in this market, both in terms of per store volume and customer locations, particularly with the opening of its Ohio distribution center in the second half of 2002. The Company anticipates that the Ohio distribution center will create additional distribution opportunities nationally by improving its ability to service various geographic regions.

The ability of the Company to provide consistent sequential quarterly growth is affected, in large part, by the Company's participation in the launch of new products by other generic manufacturers, and the advent and extent of competition encountered by these products, and the other products distributed by the Company. Sales prices for products typically decline with the advent of competition particularly such products had an initial exclusivity period. *As an example, the Company's net sales of distributed products in 2001 included approximately* $41.3 million from the distribution of generic Prozac, which had a 180-day marketing exclusivity beginning in August 2001. Upon the expiration of that exclusivity in January 2002, numerous generic manufacturers entered the market and the price declined by more than 90% in 2002. Andrx's net sales for 2002 for the distribution of generic Prozac were $5.7 million. Consequently, growth in net sales will continue to primarily be a function of new generic products launched by other generic manufacturers, offset by the overall level of net price declines on existing distributed products. Andrx's pharmaceutical distribution business competes with a number of large wholesalers which market both brand and bioequivalent pharmaceutical products to their customers and may offer broader marketing programs. Andrx also competes with other distributors of pharmaceuticals. Though the distribution business is historically a low margin industry, Andrx believes that consolidation among wholesalers (who already had far greater financial and other resources than Andrx), the growing role of managed care organizations, the formation of buying groups and competition between distributors could result in increased price reductions. Nevertheless, the Company's distribution operation is expected to continue to grow at a rate consistent with the growth of the overall generic industry.

The Company's distribution operation will participate and play a significant role in the launch of Andrx's bioequivalent products. For external reporting purposes, this segment's financial results do not include its participation in the distribution of Andrx bioequivalent products. Such sales are classified as Andrx product sales in the Company's Consolidated Statements of Operations.

Andrx Bioequivalent Products

During 2002, the Company generated net sales of $183.9 million from its bioequivalent products (including sales of Andrx products by the Company's distribution operations), which included $136.7 million in sales of the Company's bioequivalent versions of Cardizem CD, Dilacor XR and Ventolin and $47.1 million in sales from the Company's bioequivalent versions, K-Dur, Naprelan and Glucophage launched in 2002. The Company's bioequivalent products generated gross profits of $37.8 million and a gross margin of 20.6% in 2002.

The bioequivalent pharmaceutical industry is highly competitive and selling prices are often subject to significant and rapid declines from competition among existing or new bioequivalent manufacturers entering the market. In Andrx's sales efforts for its bioequivalent products, Andrx competes with domestic and international companies and bioequivalent divisions of large brand pharmaceutical companies. Many of these competitors offer a wider variety of bioequivalent products to their customers. As patents and other basis for market exclusivity expire, bioequivalent competitors enter the marketplace. Normally, there is a unit price decline as the number of bioequivalent competitors increases. The timing of these price decreases is difficult to predict and can result in a significantly curtailed profitability for a bioequivalent product. In addition, Andrx's bioequivalent products may be affected by competition involving the corresponding brand product, including the introduction and promotion of either alternative branded versions or OTC versions of such products. As a result, Andrx's bioequivalent version of Cardizem CD continues to generate significant net sales for the Company. As a third competitor to Cardizem CD is expected to begin selling its product in 2003 or 2004, this new competitor or other lesser factors may significantly affect net sales and gross profits of Andrx's bioequivalent version of Cardizem CD and its material contribution to Andrx's results of operations.

The Company believes its controlled-release products will face more modest competition than other bioequivalent products due to the limited number of competitors having the scientific expertise, legal expertise, and financial resources, necessary to develop these products and bring them to market. The Company also believes that, for various reasons, its specialty or niche bioequivalent products may also face less competition than most bioequivalent products. These competitive barriers, combined with the synergistic value derived from the Company's pharmaceutical distribution operation, are intended to better position the Company to compete in the highly competitive bioequivalent product marketplace.

Currently, Andrx's overall level of profitability remains dependant on a relatively small number of products and Andrx's ability to successfully manufacture sufficient quantities of these products on a timely basis. If these products, and particularly Andrx's bioequivalent version of Cardizem CD, were to experience increased competition, and the resulting price reductions and/or reduced market shares, Andrx's operating results would be significantly adversely affected. For an example, increased competition, commencing in the fourth quarter of 2001, for the Company's bioequivalent version of Ventolin and continued throughout 2002, resulted in a substantial reduction in the Company's sales from that product and its overall profitability.

Future growth in the bioequivalent products business will be generated from the launch of new products. The most significant of Andrx's product candidates are Wellbutrin SR/Zyban, Tiazac and the Claritin family of products (Claritin-D 24, Claritin-D 12, and Claritin Reditabs, all of which have been converted into OTC products by the brand holder). The timing of these product launches is dependent upon a number of factors, including factors outside of the Company's control. These factors include the receipt of FDA final marketing approval, new Orange Book patent listings and related patent infringement litigation, the expiration of other's exclusivity rights, and the favorable resolution of patent litigation. The net sales and gross profits to be generated by these new products will also be affected by the amount of bioequivalent competition they encounter, particularly after the expiration of any 180-day exclusivity period that the Company anticipates having, either alone or shared. Andrx has made, is in the process of making or will make commercial quantities of certain new products prior to the date in which Andrx anticipates that such products will receive FDA final marketing approval and/or satisfactory resolution of the patent infringement litigation involving them. The commercial production of these products involves the risk that such product(s) may not be approved for marketing by the FDA on a timely basis or ever and/or that the results of such litigation may not be satisfactory. This risk notwithstanding, Andrx plans to continue to scale-up and build inventories of certain products that have not yet received final FDA marketing approval and/or satisfactory resolution of patent infringement litigation, when it believes that such action is necessary and appropriate in relation to the commercial value of its product launch opportunity including an exclusivity period.

In late February 2003, Andrx proposed amendments to its ANDAs for its bioequivalent versions of Wellbutrin SR/ Zyban, even though it believed that those ANDAs were nearing the last stages of FDA's final approval process, and it was in the late stage of the process of building launch quantities for these products. This action was taken to change a specification which Andrx had previously agreed to, but later determined, based upon additional manufacturing experience and analysis, should be changed. Though Andrx has supplied scientific evidence that this issue only affects expiration dating, and not the efficacy or safety of the products, and is consistent with the FDA's guidance on impurities, the FDA has advised that the specification that it previously agreed to needs to be further revised, in a manner adverse to the Company's position, as a result of updated USP specifications that the FDA is now seeking to enforce. The Company is in discussions with the FDA and USP on this issue, and cannot at this time accurately advise whether or when such issues will be satisfactorily resolved or these product introductions will occur.

The FDA granted final marketing approval for Claritin-D 24 in February 2003, and Andrx anticipates that Perrigo, its licensee, will commence selling this product as a store brand, in mid-2003. The Company believes that the only substantive matter delaying approval of Andrx's bioequivalent versions of Claritin D-12 and Claritin Reditabs is the expiration of the 180-day market exclusivity period for each of those products. The Company also believes that its bioequivalent version of Tiazac is nearing FDA final marketing approval.

Andrx Brand Products

In its brand products business, Andrx began to ship and promote Altocor, it's first internally developed product, in July 2002, and recorded approximately $3.8 million in net sales of Altocor on shipments of approximately $11.7 million (estimated net sales value) in 2002. Andrx deferred recognition of the net sales relating to a significant portion of the shipments of Altocor, given the limited amount of prescription and return history and the sales terms and incentives offered to customers (which included a right of return of initial stocking). Though current sales and marketing trends would equate to 2003 net sales of Altocor of approximately $35.0 million, a number of new sales and marketing initiatives have been or are in the process of being implemented which management believes will increase such sales to approximately $50.0 million.

With Altocor's launch, the Company has entered a highly competitive market against brand pharmaceutical manufacturers having significantly larger and more experienced sales forces and significantly greater financial resources dedicated to advertising and promotion. Net sales for Altocor will be subject to significant accounting estimates for, among other things, the ability of the Company's sales force to promote to physicians, generate product demand and pull product through the distribution channel, and the Company's ability to estimate returns. The Company's estimate of returns will be based on, among other things, terms offered to customers and an estimate of expected prescription levels. Consistent with industry practice, the Company may offer allowances on initial purchases and generally provide for a right of return or exchange. As low prescription levels of Altocor are anticipated during the early stages of the launch, sales, marketing, advertising and promotional costs will exceed gross profits from net sales of Altocor until a profitable sales level is achieved.

Andrx's application for a registered trademark for Altocor has been opposed by Kos Pharmaceuticals, who alleges that there is a likelihood of confusion between Kos' trademark, Advicor, and Altocor. Andrx has requested FDA guidance on other names, and may seek to change the name of Altocor.

In connection with existing brand products, net sales in 2003 will be recognized to the extent that they are reasonably pulled through the distribution channel. Additionally, as most current net sales from Andrx brand products relate primarily to cough cold products, such net sales are subject to seasonality. Moreover, since the Company expects to dedicate its sales force's efforts to Altocor, net sales of other Andrx brand products could be adversely affected.

On February 25, 2003, the FDA announced that it intends to publish a *Federal Register* notice to describe its enforcement policy with respect to products such as the Entex line of products with respect to products that are presently on the market without an approved ANDA or NDA. The Entex line of products are prescription-only products that did not require the submission and approval of an NDA in order to be marketed. As a result of the *Federal Register* notice, Andrx may be required to seek FDA approval for marketing the Entex line of products and may be required to market some or all of these products as over-the-counter products. Upon issuance of definitive guidance on this matter, Andrx will assess the unamortized portion of the Entex product rights ($12.5 million as of December 31, 2002), and Entex inventories ($304,000 as of December 31, 2002) for any resulting impairment.

Licensing and Royalties

Andrx expects to continue to generate significant licensing revenues from its agreement with KUDCo. Pursuant to the KUDCo agreement, Andrx is entitled to receive:

- 15.0% of KUDCo's net profits, as defined in the agreement, for approximately six months after the December 9, 2002, launch,
- 9.0% of KUDCo's net profits until the earlier of (a) the next twelve months, or (b) an appellate court decision, as defined in the agreement, and
- 6.25% of KUDCo's net profits during approximately the next 24 months thereafter.

Such licensing fees may also cease if Andrx or Genpharm, who is also a party to that agreement with KUDCo, becomes lawfully permitted to launch its own bioequivalent version of Prilosec. Andrx earned $16.6 million in estimated licensing revenues in the month of December 2002, which includes the initial stocking of KUDCo's generic version of Prilosec, commonly referred to as pipeline fill. KUDCo estimates that license revenues earned by Andrx for January and February 2003 will be approximately $9.4 million and $9.8 million, respectively. Future KUDCo licensing revenues will be dependent on a number of factors, including, among other things, KUDCo's manufacturing capacity, market competition for Prilosec and other factors outside of Andrx's control. Payments to Andrx on amounts earned in December 2002 and January 2003 are due to Andrx 90 days after the respective month end. Amounts earned thereafter are due to Andrx 60 days after the respective month end.

Other Revenues

In 2002, the Company generated $9.6 million of Other revenues primarily contract manufacturing services at Andrx's Massachusetts aerosol manufacturing facilities and Internet related revenues. Based on the Company's recent decision to seek alternatives for its aerosol manufacturing facilities and Internet assets, including possible divestiture, other revenues in the future will significantly decrease from the 2002 levels or may not exist at all.

Cost of Goods Sold

Through much of 2002, Andrx operated certain of its manufacturing facilities on a 24-hour a day, 7-days a week production cycle, in order to meet the market demand for its current and anticipated products. Moreover, because Andrx manufactures products that employ a variety of technology platforms, certain of its manufacturing capabilities were over-utilized, while others were underutilized, and inefficiencies, equipment failures and rejected lots at times interrupted Andrx's ability to fully meet the actual demand for certain of its marketed products. Andrx has taken a number of steps to address these problems, including the acquisition of a new facility in Morrisville, North Carolina. Though Andrx previously announced its intention to have the first phase of this facility operational in 2005, the Company is re-evaluating this determination as a result of the recent issues surrounding the approval and marketing of the Company's bioequivalent version of Wellbutrin SR/Zyban. Depending on the Company's ultimate determination of this matter, the timing and outcome of the issues involving the marketing of the Company's bioequivalent versions of Prilosec and/or Wellbutrin SR/Zyban, and the manufacturing quantities of such products required in the event the Company were to launch this product, the Company may not be able to meet the market demand for all of the products it is currently manufacturing and in its pipeline.

Throughout 2003, Andrx will continue to focus on improving its pharmaceutical manufacturing operations. Andrx's Weston, Florida manufacturing facility is expected to become fully operational by 2004 and will produce specialty, niche and immediate release products, including oral contraceptives. Andrx is also exploring alternatives, including a possible divestiture of its Massachusetts aerosol manufacturing facilities. Until all of these efforts come to fruition, Andrx will continue to incur costs related to the start-up at its Weston, Florida and North Carolina facilities, utilization issues at its Davie, Florida facilities and excess capacities at its Massachusetts aerosol manufacturing facilities. The Company expects to incur approximately $5 million to $6 million per quarter of such other unabsorbed manufacturing costs in the form of start-up costs and utilization issues, before the possible divestiture of its Massachusetts aerosol facilities and commencement of production of its Weston, Florida facility. The Company will also incur additional charges directly to cost of goods sold for allowances on inventories for production of products and product candidates including approximately $5.6 million in the first quarter of 2003 for Andrx bioequivalent version of Wellbutrin SR/Zyban placed into production after December 31, 2002.

SG&A Expenses

The Company's SG&A expenses are related to the level of sales and the sales product mix, which includes distributed products, Andrx bioequivalent products and Andrx brand products. The Company anticipates that its SG&A expenses will continue to increase, primarily as a result of the expansion of its brand sales force, increases in promotion of Altocor, and the operation of Andrx's Ohio distribution facility. Andrx continues to evaluate alternatives concerning its POL Internet assets, including a possible divestiture. The Company's brand sales force was created in January 2001, with the acquisition of CTEX and its approximate 90 sales representatives. Through the 2003 first quarter the Company increased the number of sales representatives to approximately 425. Altocor promotional expenses, which are expensed as incurred, will be periodically evaluated throughout 2003 taking into consideration, among other things, the Company's profitability and any co-promotional arrangements for Altocor. Even with substantial increases in its sales force and promotional spending, the Company's sales force and planned promotional spending for 2003 are likely to be significantly less than its competitors'.

R&D Expenses

Andrx anticipates that R&D expenses for 2003 will increase to approximately $60 million from approximately $51.5 million for 2002, as a result of continued spending in bioequivalent drug development (ANDA) and brand product development (NDA). R&D expenses will be periodically evaluated throughout 2003 following consideration, among other things, of the Company's level of profitability. Andrx currently expects that its 2003 R&D expenses will be allocated approximately 50% to bioequivalent products and 50% to brand products. During 2003, the Company expects to file at least 10 ANDAs, of which three have already been filed through March 25, 2003. Additionally, in 2003 the Company has submitted an NDA for its valproate product.

Income Taxes

The Company believes its federal and state effective tax rate for 2003 will be approximately 38%.

Recent Accounting Pronouncements

Derivatives

As of January 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments embedded in other contracts and for hedging activities. Adoption of the provisions of this pronouncement had no effect on the Company's consolidated financial statements since the Company does not have any derivative financial instruments or hedging activities.

Business Combinations

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations". This pronouncement addresses financial accounting and reporting for business combinations and supercedes Accounting Principles Board Opinion ("APB") No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". All business combinations within the scope of SFAS No. 141 are to be accounted for under the purchase method. SFAS No. 141 is effective for business combinations occurring after June 30, 2001. The Company adopted the provisions of SFAS No. 141 as of the effective date. Adoption of the provisions of this pronouncement had no impact on the consolidated financial statements of the Company.

Goodwill and Other Intangible Assets

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This pronouncement addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) in an acquisition. SFAS No. 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. With the adoption of SFAS No. 142, goodwill and certain other intangible assets are no longer subject to amortization. Instead, goodwill will be subject to at least an annual assessment for impairment in value by applying a fair-value based test. Any applicable impairment loss is the amount, if any, by which the implied fair value of goodwill is less than the carrying or book value. As required under SFAS No. 142, the Company completed the transitional impairment test of goodwill during the second quarter of 2002. Based on the results of this test, the Company determined that there was no impairment of goodwill as of January 1, 2002.

Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This pronouncement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company believes the adoption of SFAS No. 143 will not have a material impact on the consolidated financial statements of the Company.

Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This pronouncement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This pronouncement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, adoption of the provision of SFAS No. 144 had no effect on the Company's consolidated financial statements.

In April 2002 the FASB issued SFAS No. 145, which, among other things, rescinded SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt". Previously under SFAS No. 4, all gains and losses from extinguishments of debt were required to be aggregated and, if material, classified as an extraordinary item in the statements of operations. SFAS No. 145 requires that gains and losses from extinguishments of debt be classified as extraordinary items only if they meet the criteria in APB No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB No. 30"). Any gain or loss on extinguishment of debt that were presented as extraordinary items in prior periods but which do not qualify for classification as an extraordinary item under Opinion No. 30, are to be reclassified. Companies are required to adopt SFAS No. 145 in fiscal years beginning after May 15, 2002 but may elect to early adopt. Adoption of the provisions of this pronouncement had no effect on the Company's consolidated financial statements.

Costs Associated With Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". The provisions of this pronouncement require that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and nullifies the guidance of EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)", which recognized a liability for an exit cost at the date of an entity's commitment to an exit plan. The provisions of SFAS No. 146 require that the initial measurement of a liability be at fair value. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002 with early adoption encouraged. Andrx plans to adopt the provisions of SFAS No. 146 in 2003 and does not expect that its adoption will have a material impact on the consolidated financial statements of the Company.

Accounting for Stock-Based Compensation — Transition and Disclosure

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for their employee stock-based awards using the fair value method. However, the disclosure provisions are required for all companies with stock-based employee compensation, regardless of whether they utilize the fair method of accounting described in SFAS No. 123 or the intrinsic value method described in APB No. 25, "Accounting for Stock Issued to Employees."

SFAS No. 148's amendment of the transition and annual disclosure provisions of SFAS No. 123 are effective for fiscal years ending after December 15, 2002, with earlier application permitted for entities with fiscal years ending prior to December 15, 2002, provided that financial statements for the 2002 fiscal year were not issued prior to the issuance of SFAS No. 148 (December 31, 2002). The disclosure requirements for interim financial statements containing condensed consolidated financial statements are effective for interim periods beginning after December 15, 2002.

Consideration Given By a Vendor to a Customer

In November 2001, the Emerging Issues Tasks Force ("EITF") issued EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor's Products)". This pronouncement addresses the accounting for consideration given by a vendor to a customer (including both a reseller of the vendor's products and an entity that purchases the vendor's products from a reseller). This pronouncement is effective for annual or interim periods beginning after December 15, 2001. Adoption of the provisions of EITF 01-09 in 2002 did not have a material impact on the consolidated financial statements of the Company, and, accordingly, prior years amounts were not reclassified to conform to the current presentation.

Stock Splits

In March 2000, the Company implemented a two-for-one stock split of Andrx common stock in the form of a 100% stock dividend. All Andrx share and per share amounts included herein give effect to this stock split.

On July 31, 2001, the Company implemented a one-for-four reverse stock split of Cybear common stock whereby each four shares of existing Cybear common stock were exchanged for one share of new Cybear common stock. All share and per share amounts of Cybear common stock included herein give effect to the one-for-four reverse stock split.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors of Andrx Corporation:

We have audited the accompanying consolidated balance sheets of Andrx Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Andrx Corporation for the year ended December 31, 2000 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 20, 2002 (except for the matters discussed in Notes 17 and 21 to the 2001 financial statements as to which the date is March 28, 2002). Their report contained an explanatory paragraph which referred to Note 11 to the 2001 financial statements which discussed Andrx Corporation changing its method of allocating income taxes within the consolidated group from the pro rata method to the separate return method effective September 7, 2000.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Andrx Corporation and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed above, the financial statements of Andrx Corporation for the year ended December 31, 2000 were audited by other auditors who have ceased operations. As described in Note 2, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002 and changed the method of accounting for goodwill. Our audit procedures with respect to the transitional disclosures in Note 2 with respect to 2000 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill and intangible assets that are no longer being amortized (including any related tax effects) to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of reported net income to adjusted net income, and the related earnings per share amounts. In our opinion, the transitional disclosures for 2000 in Note 2 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2000 financial statements of the Company other than with respect to such transitional disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2000 financial statements taken as a whole.

As discussed above, the financial statements of Andrx Corporation for the year ended December 31, 2000 were audited by other auditors who have ceased operations. As described in Notes 2 and 19, the Company changed the composition of its reportable segments in 2002, and the amounts in the 2001 and 2000 financial statements relating to reportable segments have been reclassified to conform to the 2002 composition of reportable segments.

We audited the adjustments that were applied to reclassify the disclosures for reportable segments reflected in the 2000 financial statements. Our procedures included (a) agreeing the adjusted amounts of segment revenues, income (loss) from operations, interest income, depreciation and amortization, capital expenditures and total assets to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliations of segment amounts to the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2000 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2000 financial statements taken as a whole.

Ernst & Young LLP

Fort Lauderdale, Florida,
March 4, 2003 (except with respect to
the matters discussed in Notes 16 and 20
as to which the date is March 24, 2003).

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Andrx Corporation:

We have audited the accompanying consolidated balance sheets of Andrx Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Andrx Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 11 to the consolidated financial statements, effective September 7, 2000, in connection with the Reorganization, Andrx Corporation changed its method of allocating income taxes within the consolidated group from the pro rata method to the separate return method.

ARTHUR ANDERSEN LLP

Fort Lauderdale, Florida,
February 20, 2002 (except with respect to
the matters discussed in Notes 17 and 21
as to which the date is March 28, 2002).

Note: Arthur Andersen LLP ceased operations in 2002. Its auditors' report has not been revised for references to periods not included in the 2002 financial statements or changes to footnote references in 2002 and the above is a copy of that report as originally issued. The inclusion of this previously issued report is pursuant to the "Temporary Final Rule and Final Rule: required for Arthur Andersen LLP Auditing Clients" issued by the United States Securities and Exchange Commission in March 2002. This report has not been reissued by Arthur Andersen LLP in connection with this annual report.

ANDRX CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except for share and per share amounts)

	December 31,	
	2002	2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 35,521	$ 62,311
Investments available-for-sale, at market value	61,873	183,113
Accounts receivable, net of allowance of $15,495 and $7,663 at December 31, 2002 and 2001, respectively	130,044	129,900
Inventories	147,967	161,691
Income taxes receivable	33,710	—
Deferred income tax assets, net	68,148	30,745
Prepaid and other current assets	12,371	15,313
Total current assets	489,634	583,073
Property, plant and equipment, net	233,828	139,898
Goodwill, net	33,981	32,669
Other intangible assets, net	19,941	28,305
Other assets	12,095	5,269
Total assets	$789,479	$789,214
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 80,850	$ 68,861
Accrued and other liabilities	127,208	67,377
Total current liabilities	208,058	136,238
Deferred income tax liabilities	12,590	3,428
Other liabilities	3,124	1,654
Total liabilities	223,772	141,320
Commitments and contingencies		
Stockholders' equity		
Convertible preferred stock; $0.001 par value, 1,000,000 shares authorized; none issued and outstanding	—	—
Common stocks:		
Andrx Group common stock; $0.001 par value, 100,000,000 shares authorized; issued and outstanding 71,501,200 shares and 70,483,600 shares at December 31, 2002 and 2001, respectively	72	70
Cybear Group common stock; $0.001 par value, 12,500,000 shares authorized; issued and outstanding none and 6,743,000 shares at December 31, 2002 and 2001, respectively	—	7
Additional paid-in capital	487,928	471,035
Restricted stock units	(6,525)	—
Retained earnings	84,038	176,381
Accumulated other comprehensive income, net of income taxes	194	401
Total stockholders' equity	565,707	647,894
Total liabilities and stockholders' equity	$789,479	$789,214

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

ANDRX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share amounts)

	Years Ended December 31,		
	2002	2001	2000
Revenues			
Distributed products	$ 534,618	$ 495,241	$ 329,110
Andrx products	209,407	229,003	175,428
Licensing and royalties	17,340	13,648	14,966
Other	9,615	11,149	456
Total revenues	770,980	749,041	519,960
Operating expenses			
Cost of goods sold	620,069	479,595	301,475
Selling, general and administrative	193,253	145,321	82,510
Research and development	51,479	52,846	45,467
Litigation settlements and other charges	72,833	14,759	7,322
Total operating expenses	937,634	692,521	436,774
Income (loss) from operations	(166,654)	56,520	83,186
Other income (expense)			
Equity in earnings (losses) of joint ventures	3,697	1,025	(1,202)
Interest income	5,420	11,386	13,039
Interest expense	(200)	–	(767)
Gain on sale of Histex product line	5,094	–	–
Minority interest in Cybear	–	–	4,146
Income (loss) before income taxes	(152,643)	68,931	98,402
Income taxes (benefit)	(60,826)	31,385	39,870
Net income (loss)	$ (91,817)	$ 37,546	$ 58,532
EARNINGS (LOSS) PER SHARE ANDRX GROUP COMMON STOCK:			
Net income (loss) allocated to Andrx Group (including Cybear Group from January 1, 2000 through September 6, 2000 and May 18, 2002 through December 31, 2002)	$ (85,873)	$ 72,862	$ 66,873
Premium on conversion of Cybear common stock	(526)	–	–
Total net income (loss) allocated to Andrx Group	$ (86,399)	$ 72,862	$
Net income (loss) per share of Andrx Group common stock			
Basic	$ (1.22)	$ 1.04	$ 0.99
Diluted	$ (1.22)	$ 1.01	$ 0.95
Weighted average shares of Andrx Group common stock outstanding			
Basic	70,876,000	69,998,000	67,756,000
Diluted	70,876,000	72,243,000	70,456,000
CYBEAR GROUP COMMON STOCK:			
Net loss allocated to Cybear Group (from September 7, 2000 through May 17, 2002)	$ (5,944)	$ (35,316)	$ (8,341)
Premium on conversion of Cybear common stock	526	–	–
Total net loss allocated to Cybear Group	$ (5,418)	$ (35,316)	$ (8,341)
Basic and diluted net loss per share of Cybear Group common stock	$ (0.80)	$ (6.09)	$ (2.19)
Basic and diluted weighted average shares of Cybear Group common stock outstanding	6,743,000	5,802,000	3,801,000

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

ANDRX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except for share amounts)

	Common Stocks				Additional Paid-In Capital	Restricted Stock Units	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
	Andrx Group		Cybear Group						
	Shares	Amount	Shares	Amount					
Balance, December 31, 1999	62,973,000	$ 63	–	$ –	$140,700	$ –	$80,303	$	
Shares of Andrx common stock issued in connection with equity offering	5,185,100	5	–	–	235,814	–	–	–	
Shares of Andrx common stock issued in connection with exercises of stock options	1,153,100	1	–	–	6,958	–	–	–	
Shares of Cybear common stock issued in connection with the Reorganization	–	–	3,801,000	4	17,359	–	–	–	
Income tax benefits related to exercises of Andrx stock options	–	–	–	–	19,870	–	–	–	
Capital transactions of Cybear	–	–	–	–	(16)	–	–	–	
Unrealized gain on investments available-for-sale, net of income taxes of $115	–	–	–	–	–	–	–	298	$ 298
Net income	–	–	–	–	–	–	58,532	–	58,532
Comprehensive income									$ 58,830
Balance, December 31, 2000	69,311,200	69	3,801,000	4	420,685	–	138,835	204	
Shares of Andrx common stock issued in connection with CTEX Pharmaceuticals, Inc. acquisition	291,400	–	–	–	18,166	–	–	–	
Shares of Andrx common stock issued in connection with exercises of stock options	881,000	1	–	–	9,059	–	–	–	
Shares of Cybear common stock issued in connection with Mediconsult.com, Inc. acquisition	–	–	2,942,000	3	4,762	–	–	–	
Income tax benefits related to exercises of Andrx stock options	–	–	–	–	18,363	–	–	–	
Unrealized gain on investments available-for-sale, net of income taxes of $225	–	–	–	–	–	–	–	197	$ 197
Net income	–	–	–	–	–	–	37,546	–	37,546
Comprehensive income									$ 37,743
Balance, December 31, 2001	70,483,600	70	6,743,000	7	471,035	–	176,381	401	
Shares of Andrx common stock issued in connection with exercises of stock options	863,500	2	–	–	4,332	–	–	–	
Income tax benefits related to exercises of Andrx stock options	–	–	–	–	5,350	–	–	–	
Shares of Andrx common stock issued in connection with the employee stock purchase plan	89,100	–	–	–	1,851	–	–	–	
Shares of Andrx common stock issued upon conversion of Cybear common stock	65,000	–	(6,743,000)	(7)	533	–	(526)	–	
Issuance of restricted stock units	–	–	–	–	6,820	(6,320)	–	–	
Amortization of restricted stock units	–	–	–	–	–	295	–	–	
CTEX Pharmaceuticals, Inc. acquisition adjustment	–	–	–	–	(1,993)	–	–	–	
Unrealized loss on investments available-for-sale, net of income tax benefit of $110	–	–	–	–	–	–	–	(207)	$ (207)
Net loss	–	–	–	–	–	–	(91,817)	–	(91,817)
Comprehensive loss									$(92,024)
Balance, December 31, 2002	71,501,200	$ 72	–	$ –	$487,928	$(6,025)	$84,038	$ 194	

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

ANDRX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,		
	2002	2001	2000
Cash flows from operating activities			
Net income (loss)	$(91,817)	$ 37,546	$ 58,532
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	22,072	22,039	9,570
Provision for doubtful accounts receivable	13,178	1,357	651
Non-cash impairment charges at Internet and aerosol operations	19,583	14,759	2,000
Gain on sale of Histex product line	(5,094)	—	—
Compensation expense on amortization of restricted stock units	295	—	—
Minority interest in Cybear	—	—	(4,146)
Equity in (earnings) losses of joint ventures	(3,697)	(1,025)	1,202
Deferred income tax benefit	(25,803)	(7,996)	(7,110)
Income tax benefits on exercises of stock options	5,350	18,363	19,870
Changes in operating assets and liabilities:			
Accounts receivable	(13,164)	(34,973)	(15,944)
Inventories	11,594	(41,045)	(18,286)
Prepaid and other assets	(3,954)	6,182	1,399
Income taxes	(40,081)	(3,837)	(5,201)
Accounts payable and accrued and other liabilities	67,569	16,265	14,425
Net cash provided by (used in) operating activities	(43,969)	27,635	56,962
Cash flows from investing activities			
Purchases of property, plant and equipment	(112,290)	(75,089)	(44,540)
Maturities (purchases) of investments available-for-sale, net	121,033	38,283	(130,038)
Proceeds from the sale of Histex product line	1,550	—	—
Distribution from joint venture	949	—	—
Acquisition of brand product rights	(100)	(16,895)	—
Acquisition of CTEX Pharmaceuticals, Inc., net of cash acquired	—	(14,832)	—
Acquisition of certain assets of Armstrong Pharmaceuticals	—	(18,218)	—
Acquisition of and advances to Mediconsult.com, Inc.	—	(3,242)	—
Acquisition of certain assets of Valmed Pharmaceuticals, Inc., net of cash acquired	—	—	(15,195)
Cash flows relating to AHT Corporation note receivable and investment	—	—	(3,875)
Costs associated with the purchase of Cybear minority interest in connection with the Reorganization	—	—	(2,838)
Net cash provided by (used in) investing activities	11,142	(89,993)	(196,486)
Cash flows from financing activities			
Proceeds from exercises of Andrx stock options	4,332	9,060	6,959
Proceeds from issuances of shares under the employee stock purchase plan	1,851	—	—
Principal payments on capital lease obligations	(146)	—	—
Net proceeds from Andrx equity offering	—	—	235,819
Net repayments under bank loan	—	—	(20,226)
Other capital transactions of Cybear	—	—	26
Net cash provided by financing activities	6,037	9,060	222,578
Net increase (decrease) in cash and cash equivalents	(26,790)	(53,298)	83,054
Cash and cash equivalents, beginning of year	62,311	115,609	32,555
Cash and cash equivalents, end of year	$ 35,521	$ 62,311	$ 115,609
Supplemental disclosure of cash paid during the year for:			
Interest	$ 200	$ —	$ 767
Income taxes	$ 838	$ 9,499	$ 32,440
Supplemental disclosure of non-cash investing and financing activities:			
Conversion of Cybear common stock into Andrx common stock	$ 2,537		
Assets acquired through capital leases	$ 1,549	$ 425	
Acquisition of CTEX Pharmaceuticals, Inc.			
Market value of Andrx common stock issued		$ 18,166	
Fair value of net liabilities assumed		$ 537	
Acquisition adjustment	$ (1,993)		
Acquisition of Mediconsult.com, Inc.			
Market value of Cybear common stock issued		$ 4,765	
Fair value of net liabilities assumed		$ 5,295	
Market value of Cybear common stock issued in connection with the Reorganization			$ 17,363
Less book value of Cybear minority interest at acquisition date			(9,757)
Goodwill resulting from purchase of Cybear minority interest			$ 7,606
Acquisition of certain assets of Valmed Pharmaceuticals, Inc.			
Fair value of net assets acquired			$ 6,487

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

ANDRX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(in thousands, except for share and per share amounts)

(1) General

Andrx Corporation and subsidiaries ("Andrx" or the "Company") develops and commercializes:

- bioequivalent versions of selected controlled-release brand name pharmaceuticals, using its proprietary drug delivery technologies,
- bioequivalent versions of specialty, niche and immediate-release pharmaceutical products, including oral contraceptives, and
- brand name or proprietary controlled-release formulations of existing immediate-release or controlled-release drugs where it believes that the application of Andrx's drug delivery technologies may improve the efficacy or other characteristics of those products.

In its bioequivalent program, Andrx currently manufactures and sells bioequivalent versions of Cardizem CD, Dilacor XR, Ventolin, Glucophage, K-Dur and Naprelan. In its brand program, Andrx sells and markets Altocor, its first internally developed brand product, as well as brand products it has acquired or licensed from third parties. Andrx also distributes pharmaceutical products manufactured by third parties, primarily generics, to independent pharmacies, pharmacy chains which do not maintain their own central warehousing facilities, pharmacy buying groups and to a lesser extent physicians' offices.

Equity Reorganization and Conversion

On September 7, 2000, Andrx completed a Plan of Merger and Reorganization (the "Reorganization"), whereby it acquired the outstanding equity of its Cybear, Inc. subsidiary ("Cybear") that it did not own, reincorporated in Delaware and created two new classes of common stock: (i) Andrx Group class of Andrx common stock ("Andrx Common Stock") to track the performance of Andrx Group and (ii) Cybear Group class of Andrx common stock ("Cybear Common Stock") to track the performance of Cybear Group. Upon completion of the Reorganization, Cybear became a wholly-owned subsidiary of Andrx with 100% of its value publicly tracked in the form of publicly traded Cybear Common Stock.

On May 17, 2002 each share of Cybear Common Stock was converted into 0.00964 of a share of Andrx Common Stock, resulting in the issuance of approximately 65,000 shares of Common Stock (the "Conversion"). The Conversion included a 25% premium on the value of Cybear Common Stock as provided by the terms of Andrx's Certificate of Incorporation. Subsequent to the Conversion, Andrx has only one class of common stock outstanding.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Andrx and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and

(in thousands, except for share and per share amounts)

liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates made by management include the allowance for doubtful accounts receivable, allowance for inventories, sales allowances, useful life or impairment of goodwill and other intangibles assets, deferred income tax asset valuation allowance, litigation settlements and related accruals and licensing revenues from Kremers Urban Development Co. ("KUDCo"). Management periodically evaluates estimates used in the preparation of the consolidated financial statements for continued reasonableness. Appropriate adjustments to the estimates will be prospectively made, as necessary, based on such periodic evaluations. Such estimates are based on currently available information and their ultimate outcome may be significantly different than the amounts estimated given the subjective nature and complexities inherent in these areas and in the pharmaceutical industry (generic, brand and distribution).

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered cash equivalents and are carried at cost.

Investments Available-for-Sale

The Company utilizes the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that marketable equity securities and all debt securities be classified into three categories: (i) held to maturity securities, (ii) trading securities, and (iii) available-for-sale securities. The Company classifies its investments as available-for-sale and, accordingly, such investments are carried at market value and any unrealized gain or loss, net of income taxes, is reported in accumulated other comprehensive income as a separate component of stockholders' equity. The cost related to investments available-for-sale is determined utilizing the specific identification method.

Accounts Receivable, Net

Trade receivables consist of amounts owed to the Company by Andrx customers on credit sales with terms generally ranging from 30-90 days from date of invoice and are presented net of an allowance for doubtful accounts receivable in the Consolidated Balance Sheets. Andrx monitors the credit worthiness of its customers and reviews outstanding receivable balances for collectibility on a regular basis and records provisions for doubtful accounts receivable as necessary.

Activity in the allowance for doubtful accounts receivable is as follows:

	Years Ended December 31,		
	2002	2001	2000
Beginning balance, January 1	$ 7,663	$7,077	$6,426
Provision for doubtful accounts receivable	13,178	1,357	651
Writeoffs, net of recoveries	(5,346)	(771)	–
Ending balance, December 31	$15,495	$7,663	$7,077

In August 2002, Andrx management learned that an employee had made numerous improper entries that affected its customers' balances and their agings in its accounts receivable records from 1999 to 2002 and, accordingly, the adequacy of the Company's allowance for doubtful accounts receivable. After extensive investigation and analysis, including discussions with certain customers regarding past due amounts, management determined that the Company's provision for doubtful accounts receivable included in selling, general and administrative expenses ("SG&A") in the Consolidated Statements of Operations, relating to the period from January 1, 1999 through December 31, 2001 was understated by an aggregate of $4,014, of which $2,655 and $1,720 related to years ended December 31, 2001 and 2000, respectively, and a credit of $361 related to the year ended December 31, 1999. After consideration of all of the facts and circumstances, the Company recognized the full amount of the $4,014 prior period misstatement in the second quarter of 2002, as the Company believes it is not material to any period affected. Also included in the 2002 financial statements is an increase to the provision for doubtful accounts receivable of $1,417 related to this matter for the first and second quarters of 2002 (see Notes 18 and 19).

Inventories

Inventories of pharmaceutical products consist primarily of finished goods held for distribution, and raw materials, work-in-process and finished goods of Andrx bioequivalent and brand products. Inventories are stated at the lower of cost (first-in, first-out) or market. Cost of inventories held for distribution is based on purchase price, net of vendor discounts, rebates and other allowances, but excludes shipping, warehousing and distribution costs which are expensed when incurred as SG&A in the Consolidated Statements of Operations. In certain instances, the Company may commence the manufacture of commercial quantities as inventories of products that have not received final regulatory approval or satisfactory resolution of related outstanding litigation. In evaluating whether inventory is stated at the lower of cost or market, management considers such factors as the amount of inventory on hand and in the distribution channel, the estimated time required to sell such inventory and have it pull through the distribution channel, remaining shelf life and current and expected market conditions, including levels of competition. As appropriate, provisions are made to cost of goods sold to reduce inventories to their net realizable value.

Property, Plant and Equipment, Net

Property, plant and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization is provided using the straight-line method over the following estimated useful lives:

Buildings	20-40 years
Manufacturing equipment	10 years
Laboratory equipment	5 years
Leasehold improvements	Lesser of asset life or term of lease
Computer hardware and software	3 years
Furniture and fixtures	5 years
Automobiles	Lesser of asset life or term of lease

Major renewals and betterments are capitalized, while maintenance, repairs and minor renewals are expensed as incurred.

(in thousands, except for share and per share amounts)

Goodwill, Net

Under the purchase method of accounting for acquisitions, goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill is capitalized and through December 31, 2001 was amortized on a straight-line basis over the estimated useful life of the business acquired, ranging from five to fifteen years. As of December 31, 2002 and 2001, the Company has $37,599 and $36,344, respectively, of goodwill, and accumulated amortization of $3,618 and $3,675, respectively. Goodwill amortization expense was $4,967 and $1,850 for the years ended December 31, 2001, and 2000, respectively. Effective with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", on January 1, 2002, the Company's goodwill was no longer subject to amortization. Instead, goodwill is subject to an annual assessment for impairment in value by applying a fair-value based test.

Prior to 2002, the Company measured impairment of goodwill using the undiscounted cash flow method whenever events and circumstances warranted revised estimates of useful lives or recognition of an impairment of goodwill. The undiscounted cash flow method compares the net book value being tested to the estimated aggregate undiscounted cash flows. If the net book value exceeded the estimated aggregate undiscounted cash flows, the excess carrying amount of goodwill was written off. Beginning in 2002, in connection with the adoption of SFAS No. 142, goodwill is subject to at least an annual assessment for impairment in value by applying a fair value based test. As required under SFAS No. 142, the Company completed the transitional impairment test of goodwill during the second quarter of 2002. Based on the results of this test, the Company determined that there was no impairment of goodwill as of January 1, 2002.

The following table shows the impact of the adoption of SFAS No. 142 as if the provisions of this pronouncement had been retroactively applied to prior years, as follows:

	Years Ended December 31,	
	2001	2000
Reported net income	$ 37,546	$58,532
Goodwill amortization, net of tax	3,714	1,468
Adjusted net income	$ 41,260	$60,000
ANDRX GROUP COMMON STOCK:		
Reported net income allocated to Andrx	$ 72,862	$66,873
Goodwill amortization, net of tax, allocated to Andrx	2,053	685
Adjusted net income allocated to Andrx	$ 74,915	$67,558
Basic earnings per share:		
Reported net income allocated to Andrx	$ 1.04	$ 0.99
Goodwill amortization, net of tax, allocated to Andrx	0.03	0.01
Adjusted net income allocated to Andrx	$ 1.07	$ 1.00
Diluted earnings per share:		
Reported net income allocated to Andrx	$ 1.01	$ 0.95
Goodwill amortization, net of tax, allocated to Andrx	0.03	0.01
Adjusted net income allocated to Andrx	$ 1.04	$ 0.96
CYBEAR GROUP COMMON STOCK:		
Reported net loss allocated to Cybear	$(35,316)	$ (8,341)
Goodwill amortization allocated to Cybear	1,661	783
Adjusted net loss allocated to Cybear	$(33,655)	$ (7,558)
Basic and diluted net loss per share:		
Reported net loss allocated to Cybear	$ (6.09)	$ (2.19)
Goodwill amortization allocated to Cybear	0.29	0.20
Adjusted net loss allocated to Cybear	$ (5.80)	$ (1.99)

Other Intangible Assets, Net

Other intangible assets consist of brand product rights acquired from other pharmaceutical companies, including through the allocation of the purchase price of such entity, which are being amortized over periods ranging from three to ten years. Other intangible assets also include Cybear's physician network and trademarks, and patents relating to Cybear's electronic prescription process, which are being amortized over periods ranging from four to fourteen years. Amortization is provided using the straight-line method over the estimated useful life of the assets.

Impairment or Disposal of Long-Lived Assets

The Company utilizes the provision of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of its long-lived assets or whether the remaining balance of long-lived assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the long-lived assets to determine whether impairment has occurred. Fair value which is determined by appraisal or discounted cash flow analysis is compared to cost in calculating the amount of the impairment.

(in thousands, except for share and per share amounts)

Accrued and Other Liabilities

Accrued and other liabilities as of December 31, 2002 and 2001, primarily consist of deferred revenue, estimated sales allowances, employee benefits and related payroll taxes and certain other accrued liabilities and as of December 31, 2002, also includes accrued litigation settlements and other legal claims.

Revenue Recognition

Sales of distributed and Andrx bioequivalent products and the related cost of goods sold are recognized at the time a product is received by the customer. Based on currently available information, estimated sales allowances for chargebacks, discounts, rebates, returns, pricing adjustments, shelf stock adjustments and other allowances or adjustments related to sales to customers are provided in the same period the related sales are recorded.

The Company's policy is to recognize net sales for its brand products that it believes were prescribed based on prescription data provided by external independent sources and, for product received by customers, the amount of product it believes will be pulled through the distribution channel taking into account, among other things, the historical prescription and return data, incentives granted to customers, customers' right of return, generic introductions and inventory levels in the distribution channel, which the Company periodically evaluates. In connection with the market introduction of Altocor, given the limited amount of prescription and product return history, the Company's limited experience in marketing and selling cholesterol-lowering products, and the substantial incentives granted to customers in connection with the product launch, including the right of return of initial stocking after nine months, the Company recorded in 2002 $3,843 in net sales of Altocor on the approximately $11,700 of net sales value of Altocor shipments. Net sales allowances were also recorded for the Company's other brand products. As a result, as of December 31 2002 and 2001, the Company had $18,174 and $14,312, respectively, in net sales allowances related to its brand products included in Accrued and other liabilities in its Consolidated Balance Sheets.

In the pharmaceutical industry, the practice is generally to grant customers the right to return or exchange purchased goods. In the generic pharmaceutical industry, this practice has resulted in generic manufacturers issuing credits (also known as shelf-stock adjustments) to customers based on the customers' existing inventory following decreases in the market price of the related generic pharmaceutical product. Due to the competitive nature of the generic pharmaceutical industry, prices to customers are subject to frequent and significant price declines from existing and new competitors. The determination to grant a credit to a customer following a price decrease is generally at the discretion of the Company, and generally not pursuant to contractual arrangements with customers.

Allowances for estimated returns, chargebacks and other sales allowances, including but not limited to, shelf stock adjustments are established by the Company concurrently with the recognition of revenue. The provisions are established based upon consideration of a variety of factors, including but not limited to, actual return and historical experience by product type, the number and timing of competitive products approved for sale, both historical and projected, the market for the product, estimated customer inventory levels by product and current and projected economic conditions and levels of competition. Actual product returns, chargebacks and other sales allowances incurred are, however, dependent upon future events. The Company periodically monitors the factors that influence sales allowances and makes adjustments to these provisions when management believes that actual product returns, chargebacks and other sales allowances may differ from established allowances.

Licensing fees from KUDCo and Geneva Pharmaceuticals, Inc. ("Geneva") are recognized in accordance with the terms of the underlying agreements (see Note 3).

Other revenues primarily include contract manufacturing revenues generated from the Company's Massachusetts aerosol facilities, subsequent to its March 30, 2001 acquisition and the Company's various Internet related services. The Massachusetts aerosol contract manufacturing revenues are recognized on a completed contract method. Internet subscription services revenue is recognized ratably over the subscription period.

Shipping and Handling Costs

Shipping and handling costs consisting of freight-out are included in SG&A. For the years ended December 31, 2002, 2001 and 2000, the Company recorded $15,634, $12,269 and $10,002, respectively, of freight-out costs in SG&A.

Research and Development ("R&D") Expenses

R&D costs are expensed as incurred and consist of costs related to products being developed internally as well as costs related to products subject to licensing agreements in both the Company's bioequivalent and brand programs (see Note 3).

Stock-Based Compensation

At December 31, 2002, the Company maintains stock-based compensation plans which are described more fully in Note 14. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Options granted under those plans are to employees or members of the Board of Directors with an exercise price equal to the market value of the underlying common stock on the date of grant, accordingly, no stock-based employee compensation expense is reflected in the Consolidated Statements of Operations. For restricted stock unit grants, the fair value on the date of the grant is fixed and is amortized on a straight-line basis over the related period of service and included in SG&A.

(in thousands, except for share and per share amounts)

The following table summarizes the pro forma consolidated results of operations of Andrx as though the provisions of the fair value based accounting method of accounting for employee stock-based compensation of SFAS No. 123 had been used:

	Years Ended December 31,		
	2002	2001	2000
ANDRX GROUP			
Net income (loss) allocated to Andrx Group (including Cybear Group from January 1, 2000 through September 6, 2000 and May 18, 2002 through December 31, 2002)			
As reported	$ (86,399)	$ 72,862	$ 66,873
Deduct: total stock-based employee compensation expense determined under the fair value based method for all awards, net of taxes	(20,959)	(30,176)	(13,245)
Pro forma	$(107,358)	$ 42,686	$ 53,628
Basic net income (loss) per Andrx Group common share			
As reported	$ (1.22)	$ 1.04	$ 0.99
Pro forma	$ (1.51)	$ 0.61	$ 0.79
Diluted net income (loss) per Andrx Group common share			
As reported	$ (1.22)	$ 1.01	$ 0.95
Pro forma	$ (1.51)	$ 0.61	$ 0.77

The fair value of Andrx options was estimated using the Black-Scholes option pricing model and the following assumptions:

	Years Ended December 31,		
	2002	2001	2000
Risk-free interest rate	3.0%	4.5%	4.9%
Average life of options (years)	6.5	6.8	5.6
Average volatility	91%	59%	85%
Dividend yield	—	—	—

The range of fair values of Andrx options as of the respective dates of grant was $14.56 to $36.68, $17.10 to $49.51 and $21.93 to $67.90, for stock options granted during the years ended December 31, 2002, 2001 and 2000, respectively.

	Years Ended December 31,		
	2002	2001	2000
CYBEAR GROUP			
Net loss allocated to Cybear Group (from September 7, 2000 through May 17, 2002)			
As reported	$(5,418)	$(35,316)	$(8,341)
Deduct: total stock-based employee compensation expense determined under the fair value based method for all awards	(1,230)	(3,547)	(1,385)
Pro forma	$(6,648)	$(38,863)	$(9,726)
Basic and diluted net loss per Cybear Group common share			
As reported	$ (0.80)	$ (6.09)	$ (2.19)
Pro forma	$ (0.99)	$ (6.70)	$ (2.56)

The fair market value of a Cybear option was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the period from January 1, 2002 through May 17, 2002	Years Ended December 31, 2001	Years Ended December 31, 2000
Risk-free interest rate	N/A	4.7%	5.9%
Average life of options (years)	N/A	7.5	5.0
Average volatility	N/A	291%	215%
Dividend yield	N/A	—	—

The fair value of Cybear options as of the grant date was $1.62 and $3.00 for stock options granted for the year ended December 31, 2001 and for the period from September 7, 2000 through December 31, 2000, respectively.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model, like all option valuation models, requires highly subjective assumptions including the expected stock price volatility. As the Company's employee stock options have characteristics significantly different than those of traded options, and changes in the assumptions can materially affect the fair value estimate, in management's opinion, the option pricing models do not necessarily provide a reliable measure of the fair value of its employee stock options.

Legal Expenses

Legal expenses are included in SG&A and currently are expensed as incurred. In 2000, legal expenses reflected legal costs incurred as well as an estimate of legal costs expected to be incurred in defending against its patent infringement claims to their conclusion. In 2002 and 2001, due to the increased complexity of the Company's patent infringement litigation, legal costs to be incurred to the conclusion of the patent infringement litigation were not reasonably estimatable and, accordingly, were not accrued, but were expensed as incurred. The effect of this change in 2001 was not material to the consolidated financial statements of the Company.

Litigation Accruals

The Company accounts for the exposure of its various litigation matters under the provisions of SFAS No. 5 "Accounting for Contingencies", which requires, among other things, an exposure to be accrued when it becomes probable and estimatable. The Company discloses possible significant exposure for legal matters in Note 16. No accrual or disclosure of legal exposures judged to be remote is required. The exposure to legal matters is evaluated and estimated, if possible, based on, among other things, consultation with legal counsel. Such estimates are based on currently available information and their ultimate outcome may be significantly different than the amounts estimated given the subjective nature and complexities inherent in these areas.

Income Taxes

The provisions of SFAS No. 109, "Accounting for Income Taxes", require, among other things, recognition of future tax benefits measured at enacted rates attributable to the deductible temporary differences between the financial statement and income tax bases of assets and liabilities and to benefit net operating loss carryforwards to the extent that the realization of such benefits is "more likely than not" (see Note 9). Under the provisions of SFAS No. 109, deferred income tax assets and liabilities are determined based on the difference between the financial

(in thousands, except for share and per share amounts)

statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Earnings (Loss) Per Share

The Company utilizes the provisions of SFAS No. 128, "Earnings Per Share".

As a result of the Conversion, Andrx only has one class of common stock outstanding, Andrx Common Stock, which includes all of the businesses of Andrx and its subsidiaries. From the Reorganization on September 7, 2000 through the Conversion on May 17, 2002, Andrx allocated its operating results to each class of common stock.

Andrx

The shares used in computing net income (loss) per share of Andrx Common Stock are based on the weighted average shares of Andrx Common Stock outstanding for the years ended December 31, 2002, 2001 and 2000. The diluted basis considers the weighted average shares of common stock outstanding for Andrx Common Stock including common stock equivalents for years ended December 31, 2001 and 2000. Anti-dilutive weighted average common stock equivalents were excluded in computing diluted earnings (loss) per share for the respective periods. For the year ended December 31, 2002, all common stock equivalents were excluded from the diluted share computation as the Company reported a net loss and, accordingly, such common stock equivalents were anti-dilutive.

A reconciliation of the denominators of basic and diluted earnings (loss) per share of Andrx common stock for the years ended December 31, 2002, 2001 and 2000 is as follows:

	Years Ended December 31,		
	2002	2001	2000
Basic weighted average shares of common stock outstanding	70,876,000	69,998,000	67,756,000
Effect of dilutive items:			
Stock options	—	2,245,000	2,700,000
Diluted weighted average shares of common stock outstanding	70,876,000	72,243,000	70,456,000
Anti-dilutive weighted average common stock equivalents	7,087,000	290,000	32,000

Cybear

Cybear generated a net loss for all periods presented. Accordingly, all Cybear common stock equivalents which totaled 317,000 for the period from January 1, 2002 through May 17, 2002, 318,000 for the year ended December 31, 2001 and 393,000 for the period from September 7, 2000 through December 31, 2000, were excluded from the Cybear calculation of diluted shares since the effects were anti-dilutive and accordingly, the basic and diluted weighted average shares of Cybear Common Stock are the same for all periods presented.

Stock Splits

In March 2000, the Company implemented a two-for-one stock split of Andrx Common Stock effected in the form of a 100% stock dividend. All Andrx share and per share amounts included herein give effect to this stock split.

On July 31, 2001, the Company implemented a one-for-four reverse stock split of Cybear Common Stock. All share and per share amounts of Cybear Common Stock included herein give effect to the one-for-four reverse stock split.

Fair Value of Financial Instruments

As of December 31, 2002 and 2001, the carrying amount of cash and cash equivalents, accounts receivable, net, accounts payable and accrued and other liabilities approximate fair value due to the short maturity of these instruments. Investments available-for-sale are carried at market value.

Concentration of Credit Risk

The Company invests in U.S. Government agency securities, debt instruments of corporations and taxable, tax-advantaged and tax-free auction rate securities with investment grade credit ratings. The Company has established guidelines relative to diversification and maturities that are designed to help ensure safety and liquidity.

Accounts receivables are principally due from independent pharmacies, warehousing and non-warehousing pharmacy chains, pharmacy buying groups, physicians' offices and pharmaceutical wholesalers and distributors. Credit is extended based on an evaluation of the customer's financial condition and collateral is generally not required. The Company performs ongoing credit evaluations of its customers considering, among other things, the aging of the account, the type of customer, payment patterns and other relevant information and maintains allowances for potential uncollectable balances.

The Company makes a significant amount of its bioequivalent and brand product sales to a limited number of large pharmaceutical wholesalers and warehousing pharmacy chains. The loss of any of these customers would have an adverse effect on Andrx's business and results of operations.

No one customer accounted for more than 10% of the Company's total revenues for the year ended December 31, 2002. No one customer accounted for more than 10% of the Company's net accounts receivable as of December 31, 2002 and 2001, other than the $16,637 due from KUDCo which represents 12.8% of net accounts receivable as of December 31, 2002 (see Note 3).

Comprehensive Income (Loss)

SFAS No. 130, "Reporting Comprehensive Income" establishes standards for reporting and presentation of comprehensive income or loss and its components in financial statements. The Company has included the disclosure required by this pronouncement in the accompanying Consolidated Statements of Stockholders' Equity for the years ended December 31, 2002, 2001 and 2000, as required.

Business Segments

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", establishes standards for defining the Company's segments and disclosing information about them. The provisions of SFAS No. 131 require that the segments be based on the internal structure and reporting of the Company's operations (see Note 19). As a result of the Conversion, Cybear's Internet business operations were integrated into other operating segments of Andrx Corporation and are no longer classified as a separate segment. The Internet business became a part of the distributed products segment or brand products segment for financial reporting purposes. Accordingly, for segment

(in thousands, except for share and per share amounts)

reporting purposes, the Company has reclassified its former Internet segment operations for all prior years presented herein to conform with the current period presentation.

Recent Accounting Pronouncements

Derivatives

As of January 1, 2001, the Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. Adoption of the provisions of this pronouncement had no effect on the Company's consolidated financial statements since the Company does not have any derivative financial instruments or hedging activities.

Business Combinations

In June 2001, the FASB issued SFAS No. 141, "Business Combinations". This pronouncement addresses financial accounting and reporting for business combinations and supercedes APB No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". All business combinations within the scope of SFAS No. 141 are to be accounted for under the purchase method. SFAS No. 141 is effective for business combinations occurring after June 30, 2001. The Company adopted the provisions of SFAS No. 141 as of the effective date. Adoption of the provisions of this pronouncement had no impact on the consolidated financial statements of the Company.

Goodwill

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This pronouncement addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination). SFAS No. 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. With the adoption of SFAS No. 142, goodwill and certain other intangible assets are no longer subject to amortization. Instead, goodwill is subject to at least an annual assessment for impairment in value by applying a fair value based test. Any applicable impairment loss is the amount, if any, by which the implied fair value of goodwill is less than the carrying or book value. As required under SFAS No. 142, the Company completed the transitional impairment test of goodwill during the second quarter of 2002. Based on the results of this test, the Company determined that there was no impairment of goodwill as of January 1, 2002.

Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This pronouncement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company believes the adoption of SFAS No. 143 will not have a material impact on the consolidated financial statements of the Company.

Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This pronouncement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This pronouncement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that APB). SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. Adoption of the provisions of this pronouncement had no effect on the Company's consolidated financial statements.

Extinguishment of Debt

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", which, among other things, rescinded SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt". Previously under SFAS No. 4, all gains and losses from extinguishments of debt were required to be aggregated and, if material, classified as an extraordinary item in the statements of operations. SFAS No. 145 requires that gains and losses from extinguishments of debt be classified as extraordinary items only if they meet the criteria in APB No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". Any gain or loss on extinguishment of debt that were presented as extraordinary items in prior periods but which do not qualify for classification as an extraordinary item under APB No. 30, are to be reclassified. Companies are required to adopt SFAS No. 145 in fiscal years beginning after May 15, 2002. Adoption of the provisions of this pronouncement in 2003 are not expected to have any effect on the Company's consolidated financial statements.

Costs Associated With Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". The provisions of this pronouncement require that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and nullifies the guidance of Emerging Issues Tasks Force ("EITF") 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)", which recognized a liability for an exit cost at the date of an entity's commitment to an exit plan. The provisions of SFAS No. 146 require that the initial measurement of a liability be at fair value. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002 with early adoption encouraged. Andrx plans to adopt the provisions of SFAS No. 146 in 2003 and does not expect that its adoption will have a material impact on the consolidated financial statements of the Company.

Accounting for Stock-Based Compensation – Transition and Disclosure

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for their employee stock-based awards

(in thousands, except for share and per share amounts)

using the fair value method. However, the disclosure provisions are required for all companies with stock-based employee compensation, regardless of whether they utilize the fair value method of accounting described in SFAS No. 123 or the intrinsic value method described in APB No. 25, "Accounting for Stock Issued to Employees." SFAS No. 148 amends the transition and annual disclosure provisions of SFAS No. 123 and is effective for fiscal years ending after December 15, 2002. The disclosure requirements of SFAS No. 148 are included herein and the Company currently intends to continue to account for employee stock-based compensation in accordance with APB No. 25.

Consideration Given By a Vendor to a Customer

In November 2001, the EITF issued EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". This pronouncement addresses the accounting for consideration given by a vendor to a customer (including both a reseller of the vendor's products and an entity that purchases the vendor's products from a reseller). This pronouncement is effective for annual or interim periods beginning after December 15, 2001. Adoption of the provisions of EITF 01-09 in 2002 did not have a material impact on the consolidated financial statements of the Company, and, accordingly prior years' amounts were not reclassified to conform to the current presentation.

Reclassifications

As a result of the Conversion in 2002, Cybear Internet operating expenses have been classified as either SG&A or litigation settlements and other charges, as appropriate, and prior years' amounts have been reclassified to conform to the 2002 presentation. Certain other prior years' amounts have also been reclassified to conform to the current year presentation.

(3) Strategic Alliances, Acquisitions and Dispositions

Strategic Alliances

KUDCo Arrangement

In October 2002, Andrx entered into an agreement with Genpharm, Inc. ("Genpharm") and KUDCo, pursuant to which Andrx and Genpharm relinquished any marketing exclusivity rights to the 10 mg and 20 mg strengths of omeprazole (generic Prilosec), thereby accelerating the ability of KUDCo to receive final FDA marketing approval for its version of that product. On November 1, 2002, KUDCo received final marketing approval for its generic version of Prilosec. On December 9, 2002, KUDCo commenced marketing of its bioequivalent version of Prilosec. Pursuant to the agreement, Andrx is entitled to receive:

- 15.0% of KUDCo's net profits, as defined in the agreement ("Net Profits"), for approximately six months after the December 9, 2002, launch;
- 9.0% of KUDCo's Net Profits until the earlier of (a) the next twelve months, or (b) an appellate court decision, as defined in the agreement and
- 6.25% of KUDCo's Net Profits during approximately the next 24 months thereafter.

Such licensing fees may also cease if Andrx or Genpharm becomes lawfully permitted to launch its own bioequivalent version of Prilosec. Andrx earned $16,637 in estimated licensing revenues in 2002 which includes the initial stocking of KUDCo's generic version of Prilosec, commonly referred to as pipeline fill. Future KUDCo licensing revenues will be dependent on a number of factors, including, among other things, KUDCo's manufacturing capacity, market competition for Prilosec and other factors outside of Andrx's control. Payments to Andrx on amounts earned in December 2002 and January 2003 are due to Andrx 90 days after the respective month end. Amounts earned thereafter are due to Andrx 60 days after the respective month end.

Geneva Arrangement

On October 24, 2001, Andrx terminated its 1999 agreement with Geneva and reacquired all of Geneva's marketing rights for two brand products under development by Andrx, consisting of U.S. and selected international marketing rights for Metformin XT, and selected international marketing rights to Altocor. In exchange for Geneva's marketing rights to these products, Geneva was no longer required to make payments to Andrx of $1,000 per month and Andrx agreed to pay Geneva certain milestones and a royalty on net U.S. sales for Metformin XT for a period of five years. R&D expenses in 2002 and 2001 include such milestones to Geneva of $3,000 and $2,000, respectively. For the years ended December 31, 2001 and 2000, Andrx recorded fees from Geneva in Licensing and royalties revenues of $12,981 and $14,019, respectively, in the accompanying Consolidated Statements of Operations.

Development and Licensing Arrangements

Andrx has entered into development and licensing agreements covering bioequivalent pharmaceuticals with other U.S. and foreign pharmaceutical companies. Pursuant to these agreements, the licensee typically will pay milestones or otherwise fund the cost of product R&D and will pay Andrx royalties in exchange for a license to market the products for a specified period in specified territories.

Acquisitions

Mediconsult

On April 2, 2001, the Company acquired Mediconsult.com, Inc. ("Mediconsult") in a stock-for-stock merger whereby each share of Mediconsult common stock was exchanged for .0358 shares of Cybear Common Stock. Accordingly, 2,942,000 shares of Cybear Common Stock were issued to the Mediconsult stockholders. The market value of the total shares issued was $4,765. The acquisition was accounted for using the purchase method of accounting. In connection with this transaction, the Company incurred $3,242 in transaction costs and advances to Mediconsult. The purchase price, including transaction costs, was in excess of the fair value of the net liabilities assumed, resulting in an allocation to other intangible assets for physicians network and trademarks of $11,571 and goodwill of $381. Such other intangible assets and goodwill is being amortized on a straight-line basis over its estimated life of five years. Goodwill amortization ceased in 2002 with the adoption of SFAS No. 142.

Entex

On June 30, 2001, Andrx purchased the Entex line of cough and cold products and related inventories from an affiliate of Elan Corporation, plc ("Elan") for approximately $14,795 in cash, transaction costs and royalties on net sales. The purchase price for the product rights of $14,698 is being amortized through cost of goods sold over its estimated useful life of ten years.

(in thousands, except for share and per share amounts)

Anexsia

On July 1, 2001, Andrx entered into an eight-year agreement with the pharmaceutical division of Mallinckrodt ("Mallinckrodt"), a Tyco healthcare company, for the marketing rights and supply of three hydrocodone pain products. As part of the agreement, Andrx is required to pay Mallinckrodt $1,000 upon receipt of the first three commercial batches of each of the products and royalties on a percentage of the net sales of this product line. Andrx also agreed to pay an annual licensing fee of $100 to Mallinckrodt for use of the trade name Anexsia. Andrx will also receive royalties on a percentage of the net margin, as defined, from the sales of generic versions of the Anexsia products marketed by Mallinckrodt. Two dosage strengths were launched by Andrx in November 2001 and generic versions of those strengths were introduced by Mallinckrodt in February 2003. The third dosage strength was approved by the FDA in October 2002, but Andrx has not received the first three commercial batches of the product. Accordingly, through December 31, 2002, Andrx paid $2,000 to Mallinckrodt for product marketing rights and $200 for the use of the trade name Anexsia. The purchase price for the product marketing rights is being amortized through cost of goods sold over its estimated useful life of eight years.

Aerosol Manufacturing Operations

On March 30, 2001, Andrx completed its acquisition of substantially all of the assets of Armstrong Pharmaceuticals, a division of Celltech Manufacturing, Inc., formerly known as Medeva Pharmaceuticals, Inc., based in West Roxbury, Massachusetts. The acquisition was accounted for using the purchase method of accounting. This facility manufactures pharmaceutical aerosols, principally metered dose inhalers ("MDIs") on a contract manufacturing basis for other pharmaceutical companies. The acquisition included an approved Abbreviated New Drug Application ("ANDA") for a bioequivalent version of Ventolin (Albuterol MDI) The total purchase price of $18,218, including transaction costs, was allocated among the acquired net assets, resulting in no goodwill.

CTEX

On January 23, 2001, Andrx completed its acquisition of CTEX Pharmaceuticals, Inc. ("CTEX"), a privately owned pharmaceutical company based in Madison, Mississippi. The acquisition was accounted for using the purchase method of accounting. The total purchase price, including transaction costs, was approximately $29,356, consisting of $11,190 in cash, including transaction costs and 291,400 shares of Andrx common stock valued at $18,166. The purchase price, after the allocation of $2,638 to product rights, was in excess of the fair value of net liabilities acquired and resulted in goodwill of $28,891. As part of the acquisition of CTEX, Andrx acquired CTEX's sales force and related infrastructure. Such goodwill was being amortized on a straight-line basis over its estimated life of ten years through December 31, 2001. Goodwill amortization ceased in 2002 with the adoption of SFAS No. 142. The operating results of CTEX are included in the consolidated financial statements subsequent to the January 23, 2001 acquisition. In connection with the acquisition, Andrx made loans to the former CTEX shareholders for $3,697. Such loans, collateralized by shares of Andrx Common Stock held in escrow, are due to Andrx no later than January 23, 2006, but under certain circumstances may be forgiven as additional purchase price consideration. In 2002, loans and related income taxes, totaling $1,993 were forgiven. The amount forgiven is included in the Consolidated Statements of Stockholders' Equity as CTEX Pharmaceuticals, Inc. acquisition adjustment as a reduction to the purchase price consideration. The remaining loans are included in Other assets in the Consolidated Balance Sheet as of December 31, 2002.

Valmed

On March 15, 2000, Andrx acquired certain assets of Valmed Pharmaceuticals, Inc. ("Valmed"), also known as VIP, a privately owned distributor of bioequivalent pharmaceuticals headquartered in Grand Island, New York. The acquisition was accounted for using the purchase method of accounting. Accordingly, the excess of the total purchase price of $15,195, including transaction costs, over the fair value of the net assets acquired, primarily accounts receivable, inventories and property, plant and equipment was approximately $8,700 which represents goodwill, and is included in Goodwill, net in the accompanying Consolidated Balance Sheets. Such goodwill was amortized on a straight-line basis over its estimated life of 15 years through December 31, 2001. Goodwill amortization ceased in 2002 with the adoption of SFAS No. 142. In 2000, upon acquiring Valmed, the Company entered into a profit sharing agreement with several former shareholders of Valmed who are current Andrx employees.

The following unaudited pro forma information combines the consolidated results of operations of Andrx and Mediconsult including the allocation of the pro forma operating results to Andrx's classes of common stock as if the acquisition of Mediconsult had occurred as of the beginning of the period for each of the periods presented after giving effect to certain adjustments including amortization of the purchase price in excess of the net liabilities assumed, elimination of Mediconsult's historical goodwill amortization, elimination of Mediconsult's historical compensation expense relating to the difference between SFAS No. 123, and APB No. 25, interest expense and income tax benefit. This unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred if Andrx and Mediconsult had been combined during such periods. Moreover, the unaudited pro forma information is for informational purposes only and is not intended to be indicative of the results of operations expected to be attained in the future. The following unaudited pro forma information does not give effect to the Company's March 30, 2001 acquisition of certain assets of Armstrong, the January 23, 2001 acquisition of CTEX or the March 15, 2000 acquisition of certain assets of Valmed, as the effect of such acquisitions is not material.

	Years Ended December 31,	
	2001	2000
Revenues	$ 749,927	$ 540,549
Income from operations	$ 51,970	$ 52,705
Net income	$ 34,472	$ 39,623
ANDRX GROUP COMMON STOCK:		
Net income allocated to Andrx Group (including Cybear through September 6, 2000)	$ 74,335	$ 78,320
Net income per share of Andrx Group common stock:		
Basic	$ 1.06	$ 1.16
Diluted	$ 1.03	$ 1.11
Weighted average shares of Andrx Group common stock outstanding:		
Basic	69,998,000	67,756,000
Diluted	72,243,000	70,456,000

(in thousands, except for share and per share amounts)

	Years Ended December 31,	
	2001	2000
CYBEAR GROUP COMMON STOCK:		
Net loss allocated to Cybear Group (subsequent to September 6, 2000)	$ (39,863)	$ (38,697)
Basic and diluted net loss per share of Cybear Group common stock	$ (5.91)	$ (5.74)
Basic and diluted weighted average shares of Cybear Group common stock outstanding	6,743,000	6,743,000

Dispositions

Internet Assets

On July 31, 2002, Andrx sold its Dr. Chart and @Rx applications and licensed its patents for Internet transmission of prescriptions to MyDocOnline, a business unit of Aventis S.A. ("Aventis") and entered into a two-year marketing agreement with Aventis related to Andrx's Physicians' Online ("POL") web portal. Andrx is entitled to receive approximately $6,000 through April 2004 in connection with these transactions. Though the $6,000 is non-refundable and partially paid in advance, the payments will be recognized as other revenues in the Consolidated Financial Statements of Operations as services are rendered or otherwise earned. For the year ended December 31, 2002, $122 was recorded as other revenues. Through December 31, 2002, the Company has received $2,250 in cash from this arrangement.

Histex Product Line

On June 28, 2002, the Company sold the Histex cough and cold line of products. In connection with the sale, the buyer assumed liabilities related to the Histex products and the Company has received $1,675 in cash and is entitled to receive, among other things, royalty payments on net sales of Histex products for five years. This transaction resulted in a pre-tax gain of $5,094 primarily from the extinguishment of liabilities.

(4) Investments Available-For-Sale

Investments available-for-sale consist of the following:

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government agency securities	$ 20,651	$ 93	$ —	$20,744
Investment grade corporate debt	17,325	204	—	17,529
Taxable, tax-advantaged and tax-free auction rate securities	23,600	—	—	23,600
	$ 61,576	$ 297	$ —	$ 61,873

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government agency securities	$119,980	$ 492	$ (16)	$120,456
Investment grade corporate debt	7,607	150	—	7,757
Taxable, tax-advantaged and tax-free auction rate securities	54,900	—	—	54,900
	$182,487	$ 642	$ (16)	$183,113

(5) Inventories and Cost of Goods Sold

Inventories consist of the following:

	December 31, 2002	December 31, 2001
Raw materials	$ 32,866	$ 42,326
Work in process	8,176	16,212
Finished goods	106,925	103,153
	$147,967	$161,691

For the year ended December 31, 2002 cost of goods sold includes charges totaling $104,489, which consisted primarily of (i) a $41,000 charge for unusable pre-launch inventories of the Company's bioequivalent versions of Prilosec (see Note 16) (ii) a $38,025 charge related to production of the Company's other products and product candidates including the Company's bioequivalent version of Wellbutrin SR/Zyban, including $27,600 in the 2002 fourth quarter; (iii) a $19,626 charge related to excess capacity at the Company's Massachusetts aerosol manufacturing facilities, as discussed below, (iv) a $4,971 charge related to utilization issues at its Davie, Florida manufacturing facilities; and (v) an $867 charge related to start-up costs for the Company's Weston, Florida manufacturing facility. As of December 31, 2002 and 2001, the Company had approximately $10,076 and $33,883, respectively, of raw materials, work in process and finished goods inventories pending final FDA approval and/or satisfactory resolution of litigation. In the first quarter of 2003, Andrx will provide an allowance included in cost of goods sold of $5,617 for production inventories for its bioequivalent version of Wellbutrin SR/Zyban, not previously reserved in 2002, for raw materials placed into production after December 31, 2002.

During the second half of 2002, Andrx began evaluating and in December 2002 determined that it would not commit additional resources to its Massachusetts aerosol manufacturing facilities. As a result, during 2002, the Company recorded a $19,626 charge (including $11,813 in the 2002 fourth quarter) related to excess capacities at its Massachusetts aerosol manufacturing facilities, including excess facility leases, related leasehold improvements, aerosol product inventories, equipment and severance. Andrx is pursuing alternatives for its Massachusetts aerosol manufacturing operations and decided in the first quarter of 2003 to pursue, among other things, a possible sale of such operation.

(in thousands, except for share and per share amounts)

(6) Property, Plant and Equipment, Net

Property, plant and equipment, net are summarized as follows:

	December 31, 2002	December 31, 2001
Land	$ 7,245	$ 7,232
Buildings	33,459	33,388
Manufacturing equipment	61,593	44,250
Laboratory equipment	16,151	13,204
Leasehold improvements	15,965	14,037
Computer hardware and software	35,895	20,675
Furniture and fixtures	10,621	8,951
Automobiles	1,337	23
	182,266	141,760
Less: accumulated depreciation and amortization	(46,964)	(30,440)
	135,302	111,320
Construction in progress	98,526	28,578
	$233,828	$139,898

Depreciation and amortization expense of property, plant and equipment was $17,812, $13,521 and $7,720 for the years ended December 31, 2002, 2001 and 2000, respectively.

(7) Other Intangible Assets, Net

Other intangible assets and the related accumulated amortization and amortization periods are set forth below:

	December 31,		Amortization Periods (Years)	
	2002	2001	Range	Weighted Average
Brand product rights	$16,945	$18,456	3-10	9.7
Accumulated amortization	(2,673)	(1,430)		
Physician network and trademarks	7,671	11,571	4	4
Accumulated amortization	(3,334)	(1,736)		
Patents	1,569	1,569	14	14
Accumulated amortization	(237)	(125)		
Total other intangible assets, net	$19,941	$28,305		8.3

Estimated amortization expense for intangible assets for each of the five succeeding fiscal years, utilizing the straight-line method, is as follows:

2003	$3,032
2004	3,017
2005	3,016
2006	3,016
2007	1,932

In determining the useful lives of the other intangible assets, the Company considered the period for which the Company expects to receive economic benefit from the assets in the form of undiscounted cash flows.

On February 25, 2003, the FDA announced that it intends to publish a *Federal Register* notice to describe its enforcement policy with respect to products such as the Entex line of products with respect to products that are presently on the market without an approved ANDA or NDA. The Entex line of products are prescription-only products that did not require the submission and approval of an NDA in order to be marketed. As a result of the *Federal Register* notice, Andrx may be required to seek FDA approval for marketing the Entex line of products and may be required to market some or all of these products as over-the-counter products. Upon issuance of definitive guidance on this matter, Andrx will assess the unamortized portion of the Entex product rights ($12,493 as of December 31, 2002), and Entex inventories ($304 as of December 31, 2002) for any resulting impairment.

(8) Unconsolidated Joint Ventures

In July 1994, and as originally amended on October 30, 1995, the Company and Circa Pharmaceuticals, Inc., now a wholly-owned subsidiary of Watson Pharmaceuticals, Inc. ("Watson"), formed ANCIRC, a 50/50 joint venture to develop, manufacture and market up to eight bioequivalent controlled-release pharmaceutical products. ANCIRC has developed and commercialized and currently manufactures and markets bioequivalent versions of Trental and Oruvail. In November 2000, the Company and Watson further amended the terms of the ANCIRC joint venture agreement, whereby Andrx is solely responsible for all of the costs to develop, manufacture and sell the remaining six products, and Watson may receive a royalty on net sales, if any, from the commercialization of those products (see Note 11). Andrx can discontinue the development of the remaining six products at any time.

In August 2000, Andrx entered into CARAN, a 50/50 joint venture with Carlsbad Technologies, Inc. ("Carlsbad") with Carlsbad developing and manufacturing and Andrx marketing bioequivalent versions of Pepcid, Prozac and Mevacor. Though Carlsbad has developed and filed ANDAs for each of these products, Andrx is currently selling only CARAN's bioequivalent versions of Pepcid and Prozac.

As of December 31, 2002 and 2001, the Company's investment in unconsolidated joint ventures was $4,658 and $1,907, respectively, and is included in Other assets in the Consolidated Balance Sheets.

Condensed financial information of the unconsolidated joint ventures is not presented as they are not material to the consolidated financial statements of the Company.

(9) Income Taxes

In connection with the Reorganization, effective September 7, 2000, Andrx Corporation changed its method of accounting for allocating income taxes within the consolidated group from the pro rata method to the separate return method. Also, Andrx and Cybear concurrently entered into a tax sharing agreement that resulted in Andrx Group being allocated the income tax benefit of the tax operating losses incurred but unutilized by Cybear Group from September 7, 2000 through May 17, 2002. Such income tax benefit totaled approximately $2,000 for the period from January 1, 2002 through May 17, 2002, approximately $7,600 for the year ended December 31, 2001 and approximately $4,800 for the period from September 7, 2000 through December 31, 2000.

(in thousands, except for share and per share amounts)

The components of the provision (benefit) for income taxes are summarized as follows:

	Years Ended December 31,		
	2002	2001	2000
Current provision (benefit)			
Federal	$(27,774)	$36,123	$41,326
State	—	3,258	2,362
	(27,774)	39,381	43,688
Deferred benefit			
Federal	(22,907)	(7,564)	(6,904)
State	(2,896)	(432)	(206)
	(25,803)	(7,996)	(7,110)
Change in valuation allowance	(7,249)	—	3,292
Total	$(60,826)	$31,385	$39,870

The following table indicates the significant elements contributing to the difference between the federal statutory rate and the Company's effective tax rate:

	Years Ended December 31,		
	2002	2001	2000
Federal statutory rate	(35.0)%	35.0%	35.0%
State income taxes, net of federal effect	(1.9)	2.0	2.0
Change in valuation allowance on net deferred income tax assets	(4.8)	—	3.3
Non-deductible goodwill amortization and write offs and Reorganization costs	1.0	7.9	2.9
Other, net	0.9	0.6	(2.7)
Effective tax rate	(39.8)%	45.5%	40.5%

Deferred income taxes represent the tax effect of the difference between financial reporting and income tax bases of assets and liabilities. The major components of deferred tax assets and liabilities are as follows:

	December 31,	
	2002	2001
DEFERRED INCOME TAX ASSETS		
Net operating loss carryforwards	$ 9,531	$ 7,249
Allowance for doubtful accounts	6,760	2,823
Other operating reserves	50,045	25,857
Cybear product development	1,812	2,065
	68,148	37,994
Valuation allowance	—	(7,249)
Deferred income tax assets, net	$68,148	$30,745
DEFERRED INCOME TAX LIABILITIES		
Tax over book depreciation	$12,590	$ 3,428

The following table details the activity in the valuation allowance:

	Years Ended December 31,		
	2002	2001	2000
Beginning balance, January 1	$7,249	$7,249	$3,957
Provided for Cybear, prior to the Reorganization	—	—	6,864
Utilized	(7,249)	—	(3,572)
Ending balance, December 31	$ —	$7,249	$7,249

At December 31, 2002, the Company had available federal net operating loss carryforwards of $98,946, the majority of which will be carried back to earlier years and are included in Income taxes receivable in the Consolidated Balance Sheet as of December 31, 2002. The unutilized net operating loss carryforwards of approximately $19,700 begin to expire in 2019.

In assessing the realizability of deferred income tax assets, pursuant to SFAS No. 109, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will or will not be utilized. The Company adjusts the valuation allowance in the period management determines it is more likely than not that the deferred income tax assets will or will not be realized.

(10) Secured Line of Credit

On December 30, 2002, Andrx entered into a four-year secured revolving line of credit facility for up to an aggregate amount of $185,000, none of which was outstanding at December 31, 2002. Borrowings available under the credit facility are limited to defined values of eligible accounts receivable, inventories, property, plant and equipment and reasonable reserves established by the lenders. Interest on the outstanding principal balance under the credit facility accrues, at Andrx's option, at either the lender's prime lending rate (4.25% as of December 31, 2002) or 2.00% above the rate quoted by the lenders as the average Eurodollar Rate ("Eurodollar") for 1, 2, 3 and 6-month Eurodollar deposits with, in each case, possible 0.25% upward adjustments, up to a total increase of 1.00%, depending upon Andrx's quarterly average availability and average outstanding borrowings at the time of borrowing. The credit facility also includes an unused line fee of 0.75%. Andrx and its subsidiaries granted the lenders a first priority security interest in substantially all of their respective personal property assets, including without limitation, accounts receivable, inventories, deposit accounts, property, plant and equipment and general intangibles, and real estate owned at the date of the credit facility. The credit facility contains certain financial covenants, which, among other things, (a) prohibit the payment of dividends without the lenders' consent, (b) place certain limits on annual capital expenditures by Andrx and (c) require Andrx to either (x) satisfy a fixed charge coverage ratio or (y) maintain a minimum availability of $75,000. Andrx is currently in compliance with all the covenants under the credit facility. As of December 31, 2002, approximately $81,000 was available under this secured line of credit.

(11) Commitments

Agreement with a Law Firm

On January 2, 2002, Andrx entered into an agreement with a law firm (the "Law Firm") it utilizes on matters relating to its efforts to market its bioequivalent versions of Tiazac and Prilosec (see Note 16). Under the terms of and as defined in the agreement, Andrx shall pay the Law Firm (i) 2.5% of net sales of the product directly or indirectly resulting from the ANDA Andrx filed for a bioequivalent version of Tiazac, (ii) up to 2.75% of net sales of the product directly or indirectly resulting from the ANDA Andrx filed for a bioequivalent version of Prilosec, with this amount declining to not less than 1.75% following achievement of certain cumulative net sales amounts, and (iii) up to 2.5% of the value created by any settlement or agreement with AstraZeneca or any other party concerning bioequivalent Prilosec, in each case certain conditions stated in the agreement occur. The law firm is not entitled to receive payment on revenues generated from the Company's agreement with KUDCo (see Note 3). Upon the occurrence of any of the events entitling the Law Firm to the aforementioned payments, Andrx will estimate, if determinable, the present value of the aggregate payments the Law Firm is entitled to receive under the agreement, and recognize such amount as an expense and a liability. Such estimate, if determinable, will be evaluated periodically and adjusted as necessary. Andrx is currently not able to estimate the present value of the potential obligations under this agreement. However, the amount of this obligation and the adjustments which could result from future changes in the Company's estimate of the remaining present value of those payments could be significant. If Andrx cannot estimate the amount the Law Firm is entitle to receive, Andrx will then record an expense and a liability in the same period Andrx earns the related revenue or profits.

Royalties on Bioequivalent Products

Pursuant to the ANCIRC agreement, as amended, Watson may be entitled to receive a royalty on net sales of the Company's bioequivalent versions of Procardia XL and Glucotrol XL for which ANDAs have been filed with the U.S. Food and Drug Administration ("FDA") (see Note 3).

Pursuant to the settlement agreement with Biovail, Biovail will be entitled to receive royalties on net sales of the Company's bioequivalent version of Tiazac (see Note 16).

Pursuant to the settlement agreement with Pfizer, Pfizer may be entitled to a license fee on the net sales of the Company's bioequivalent version of Procardia XL if the Company's product is ultimately determined to infringe a related patent, based upon an agreed testing protocol.

Pursuant to an agreement with Genpharm, if the Company, but not Genpharm, is able to launch a bioequivalent version of Prilosec, then Genpharm may be entitled to a share of the Company's net profits from the sale of such product for up to a six month period of time.

Milestones and Royalties on Brand Products

Pursuant to certain agreements, Andrx pays royalties on its Entex line of cough and cold products to Elan and its Anexsia line of pain products to Mallinckrodt. These royalties totaling $1,612 and $470 for the years ended December 31, 2002 and 2001, respectively are included in cost of sales in the Company's Consolidated Statements of Operations.

In connection with the Company's Metformin XT product achieving certain pre-established milestones, additional payments may be due to Geneva. Additionally, in connection with future sales of the Company's Metformin XT product, the Company will pay royalties to Geneva with certain minimum levels of such royalties guaranteed.

Employment Agreements

The Company has entered into employment agreements with its Chief Executive Officer and certain corporate and subsidiary executive officers. These agreements generally provide, among other things, that if the employment of the named executive is terminated by the Company without cause or if there is a change in control of the Company, the Company may be required to make a lump sum payment to such executive, ranging from 150% to 300% of the named executive's annual compensation, and the named executive officer may vest in full on certain installments of shares under stock option agreements and restricted stock units. Additionally, for an 18 month period of time after a change in Chief Executive Officer, certain named executives may vest in full on certain installments of shares under their stock option agreements.

Valmed Profit Sharing Arrangement

In 2000, upon acquiring Valmed, the Company entered into a profit sharing agreement with several former shareholders of Valmed who are current Andrx employees. Under the terms of the agreement, the individuals earned profit sharing payments of $1,611, $1,239 and $447 in 2002, 2001 and 2000, respectively, based upon pretax profits generated by Valmed, as defined.

Operating and Capital Leases

The Company leases manufacturing, laboratory, warehouse, office space, automobiles, computers and various equipment under operating and capital leases which expire at various dates through 2017. The following schedule summarizes future minimum lease payments required under non-cancelable operating and capital leases with terms greater than one year, as of December 31, 2002:

	Capital Leases	Operating Leases
2003	$ 580	$11,524
2004	593	12,022
2005	475	10,654
2006	314	9,236
2007	–	8,545
Thereafter	–	29,728
Total minimum lease payments	1,962	$81,709
Imputed interest	(134)	
Present value of net minimum lease payments	1,828	
Current portion	(515)	
Long-term portion of capital lease obligations (included in Other liabilities)	$1,313	

Assets recorded under capital leases are included in Property, plant and equipment, net as follows:

	December 31,	
	2002	2001
Computer hardware and software	$ 675	$425
Automobiles	1,299	–
	1,974	425
Accumulated amortization	(197)	–
	$1,777	$425

Purchase Commitments

The Company had purchase commitments at December 31, 2002, of approximately $45,000 for building, construction, supplies and equipment associated with the expansion of the Company's distribution and manufacturing operations for facilities in Ohio, Florida and North Carolina.

(12) Related Party Transactions

In February 1993, the Company entered into a royalty agreement with Dr. Chen, the Company's former Co-Chairman and former Chief Scientific Officer, which provides for royalties to Dr. Chen on the sales of Andrx's bioequivalent version of Cardizem CD, for which the Company received final approval in July 1998 from the FDA. In

(in thousands, except for share and per share amounts)

August 1998, the Company amended that royalty agreement to account for the various contingencies presented by the stipulation (see Note 16). Royalties paid to Dr. Chen of $3,330, $4,238 and $5,033 for the years ended December 31, 2002, 2001 and 2000, respectively, were based on 3.33% of the net sales of Cartia XT, as defined. Such royalties are included in SG&A in the accompanying Consolidated Statements of Operations.

During 2001, the Company entered into an asset purchase agreement with Athlon Pharmaceuticals, Inc. ("Athlon") whereby the primary shareholder, who is a former employee of the Company and the former primary shareholder of CTEX purchased certain products from the Company. Under the terms of the agreement, the Company sold trademarks, equipment, licenses and permits, marketing materials and packaging supplies related to certain products acquired from CTEX to Athlon. In return, the Company received $2,000 in cash. Additionally, among other things, the Company may receive quarterly royalty payments on net sales of certain of these products. This transaction resulted in a net pre-tax gain to the Company of approximately $117 for the year ended December 31, 2001.

In the normal course of its distribution operations, the Company purchases finished good inventories from Ranbaxy Pharmaceutical ("Ranbaxy"). During 2001, Ranbaxy purchased the assets of HMS Sales and Marketing, Inc. The principal shareholder of HMS is a current member of Andrx's Board of Directors and currently serves as a consultant to Ranbaxy. For the years ended December 31, 2002, 2001 and 2000, the Company purchased finished goods inventories of $16,366, $7,245 and $3,345, respectively, from Ranbaxy.

(13) Stockholders' Equity

On September 7, 2000, Andrx completed a Reorganization, whereby it acquired the outstanding equity of its Cybear subsidiary that it did not own, reincorporated in Delaware and created two new classes of Common Stock: (i) Andrx Common Stock to track the performance of Andrx Group and (ii) Cybear Common Stock to track the performance of Cybear Group. Upon completion of the Reorganization, Cybear became a wholly-owned subsidiary of Andrx with 100% of its value publicly traded in the form of Cybear Common Stock.

On May 17, 2002, each share of Cybear Common Stock was converted into 0.00964 of a share of Andrx Common Stock, resulting in the issuance of approximately 65,000 shares of Andrx Common Stock. The Conversion included a 25% premium on the value of Cybear Common Stock, as provided by the terms of Andrx's Certificate of Incorporation. Subsequent to the Conversion Andrx has only one class of common stock outstanding.

In 2002, the Company granted a total of 260,000 restricted stock units with a value of $6,820 to its current CEO under the terms of his employment agreement and to certain corporate and subsidiary executive officers. Each unit represents the right to acquire one share of Andrx common stock. The value of the restricted stock units is being amortized on a straight-line basis over the respective service periods and is included in SG&A. For the year ended December 31, 2002, $295 was included in SG&A pertaining to the amortization of these restricted stock units. In January 2003, the Company granted approximately 140,000 restricted stock units valued at $2,054 to certain key employees, to be amortized over the periods of service starting in 2003.

On April 2, 2001, the Company completed its acquisition of Mediconsult in a stock-for-stock merger, whereby each share of Mediconsult common stock was exchanged for .0358 shares of Cybear Common Stock. Accordingly, a total of 2,942,000 shares of Cybear Common Stock were issued in connection with this transaction, with a total market value of approximately $4,765.

On January 23, 2001, Andrx completed its acquisition of CTEX issuing 291,400 shares of Andrx common stock.

In May 2000, Andrx completed an underwritten public offering of shares of common stock whereby Andrx sold 5,185,100 shares of common stock, receiving net proceeds of $235,819.

(14) Stock-Based Compensation

In July 2001, the Andrx stockholders approved the adoption of an employee stock purchase plan. The number of shares available for purchase by participating employees under the plan is 400,000. As of December 31, 2002, 310,900 shares remain available for future issuances.

In September 2000, shareholders approved the Company's 2000 Stock Incentive Plan (the "2000 Plan"), which allows for the issuance of up to 12,000,000 shares of Andrx Common Stock. Under the provisions of the 2000 Plan, the Company's board of directors or its compensation committee (the "Andrx Committee") is authorized to grant stock options of Andrx Common Stock to employees, consultants or advisors of the Company. The terms for, and exercise price at which any stock option may be awarded is to be determined by the Andrx Committee. Prior to the approval of the 2000 Plan, the Company operated under the 1993 Stock Incentive Plan, as amended, which allowed for the issuance of up to 8,000,000 shares of Andrx common stock.

In connection with the Reorganization, each Cybear stock option issued under the 1997 Cybear Stock Incentive Plan was automatically converted into an option to purchase .2210 shares of Cybear common stock under the 2000 Plan. Additionally, as provided by the Reorganization, similar to Andrx Corporation stockholders, Andrx Corporation option holders received .0372 options to acquire Cybear common stock for each option held in Andrx Corporation. Total Cybear Group options issued to Andrx Corporation option holders were not significant.

A summary of the plan activity is as follows:

	Andrx Common Stock Outstanding				Exercisable	
	Number of Shares Under Option	Exercise Price Per Share Low	High	Wtd. Avg.	Shares	Wtd. Avg. Exercise Price
December 31, 1999	5,636,606	$0.75	$29.94	$ 9.19	2,518,056	$ 9.19
Granted	1,760,900	29.25	85.00	55.33		
Exercised	(1,153,121)	0.75	30.06	6.03		
Forfeited	(279,000)	4.98	85.00	29.16		
December 31, 2000	5,965,385	1.62	85.00	22.49	2,492,535	6.13
Granted	1,961,258	49.00	70.85	64.05		
Exercised	(880,736)	1.80	58.50	10.29		
Forfeited	(133,785)	8.22	85.00	40.74		
December 31, 2001	6,912,122	1.62	85.00	35.49	2,747,798	13.88
Granted	1,550,777	17.94	45.50	34.67		
Exercised	(863,495)	1.62	47.83	5.02		
Forfeited	(1,167,404)	6.82	85.00	56.38		
December 31, 2002	6,432,000	$1.62	$85.00	$ 35.96	2,932,891	$ 25.37

(in thousands, except for share and per share amounts)

	Options Outstanding At December 31, 2002			Exercisable Options At December 31, 2002	
Range of Exercise Prices	Number of Shares Under Option	Weighted Avg. Remaining Life (Years)	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
$ 1.62-$ 8.34	975,250	2.10	$ 4.01	975,250	$ 4.01
$ 8.40-$16.62	1,121,275	4.52	13.32	749,275	11.76
$17.94-$29.94	993,361	7.11	22.72	304,864	24.56
$33.83-$45.20	975,678	8.75	41.41	85,300	34.79
$45.50-$62.38	1,185,275	7.56	56.84	500,339	58.67
$64.66-$70.85	1,089,701	8.86	68.56	282,213	67.28
$77.73-$85.00	91,460	7.70	81.03	35,650	80.95
$ 1.62-$85.00	6,432,000	6.53	$ 35.96	2,932,891	$ 25.37

As of December 31, 2002, approximately 7,488,000 and 270,000 shares of Andrx Common Stock remain available for future grants under the 2000 Plan and under the 1993 Plan, respectively.

In connection with the Conversion, Cybear Common Stock options were converted into Andrx stock options at an exchange rate of .00956. Given the immateriality of the number of converted options and their exercise price which is significantly in excess of the current market price and the historical range of Andrx's stock trading price, such options to acquire a total of approximately 2,900 shares of Andrx Common Stock with exercise prices ranging from $314 to $18,500 per share are excluded from the above tables.

(15) 401(k) Plans

In February 1995, the Company adopted a 401(k) defined contribution retirement plan covering substantially all of its employees. Monthly contributions to the retirement plan are made by the Company based upon the employees' contributions to the plan. In February 2001, the Cybear 401(k) Plan was merged with the Andrx 401(k) Plan.

For the years ended December 31, 2002, 2001 and 2000, the Company contributed $1,223, $1,156 and $534, respectively, to the 401(k) retirement plans.

Upon acquiring Armstrong on March 30, 2001, Andrx participates in a multi-employer employee benefit plan for employees of Armstrong. Total contributions charged to expense under this agreement for the year ended December 31, 2002 and from the acquisition date of Armstrong through December 31, 2001 were $83 and $101, respectively.

(16) Litigation

Patent Infringement Litigation

Following its submission of paragraph IV certifications that its ANDA product candidates do not infringe the valid patent rights of the referenced brand product, Andrx anticipates that patent infringement litigation will be commenced against it. These types of cases include:

Omeprazole (Prilosec)

In 1998, Andrx filed an ANDA seeking approval from the FDA to market omeprazole, its bioequivalent version of Prilosec. In May 1998, AstraZeneca plc ("Astra") filed suit under the provisions of the Waxman-Hatch Amendments act alleging patent infringement. The matter was tried in the U.S. District Court for the Southern District of New

York along with the consolidated claims of three other ANDA applicants. In October 2002, the court entered an order and an opinion finding that Astra's '505 and '230 patents are valid and that the bioequivalent versions of Prilosec developed by Andrx, Genpharm and Cheminor infringe those patents. The court also determined that the bioequivalent version of Prilosec developed by KUDCo does not infringe the two patents. The court specifically deferred ruling on the '281 patent that was asserted solely against Andrx's product, and has not issued any opinion on Astra's claims for willful infringement of the '505 and '230 patents or on Astra's request for attorneys' fees. Astra has also advised the District Court that it believes it may be entitled to damages as a result of Andrx's decision to build an inventory of its product prior to the court's determination. Andrx has appealed the decision to the Federal Circuit Court of Appeals. As a result of the Prilosec patent infringement decision, the Company recorded a charge of approximately $41,000, related to work-in process, finished goods and raw material inventories for its bioequivalent version of Prilosec (see Note 5).

Naproxen Sodium (Naprelan)

In 1998, Andrx filed an ANDA seeking approval from FDA to market naproxen sodium, its bioequivalent version of Naprelan. Elan sued Andrx for patent infringement in October 1998. The matter was tried in the U.S. District Court for the Southern District of Florida and on March 14, 2002, the Court issued an order of final judgment in favor of Andrx invalidating the patent in controversy. Elan has filed a motion asking the Court to reconsider and reverse its invalidity ruling and Andrx has filed a motion asking that the Court issue a ruling on Andrx's defenses of non-infringement. On March 24, 2003, the Court has entered an order denying both Elan's motion for reconsideration and Andrx's motion to amend the judgment. Andrx has commenced selling its bioequivalent version of Naprelan. If Elan appeals the Court's decision, and ultimately prevails, Andrx could be subject to damages.

Paroxetine Hydrochloride (Paxil)

In 2001, Andrx filed an ANDA seeking FDA approval to market paroxetine hydrochloride, its bioequivalent version of Paxil. In June 2001, SmithKline Beecham Corporation and Beecham Group plc sued Andrx and BASF for patent infringement in the U.S. District Court for the Eastern District of Pennsylvania. There presently are 12 other related cases pending before the court concerning patents covering paroxetine hydrochloride, all of which have been consolidated by the court for pre-trial discovery purposes only.

Famotidine (Pepcid)

As part of the CARAN joint venture between Andrx and Carlsbad, Carlsbad developed and is manufacturing for distribution by Andrx a bioequivalent version of Pepcid (famotidine). In July 2001, Richter Gedeon Vegyeszeti Gyar RT sued Andrx, Carlsbad and seven other defendants for patent infringement in the U.S. District Court for the Eastern District of New York. Carlsbad has agreed to indemnify and hold harmless Andrx from any liability arising out of this lawsuit.

Depakote

In December 1999, Andrx filed an ANDA seeking FDA approval to market a bioequivalent version of Depakote. In April 2000, Abbott Laboratories sued Andrx for patent infringement in the U.S. District Court for the Southern District of Florida. The Court has stayed this case until May 2003, and has directed the parties to submit a joint status report detailing the posture of the case by mid-March 2003.

(in thousands, except for share and per share amounts)

Mirtazapine (Remeron)

In December 2001, Andrx filed an ANDA seeking FDA approval to market mirtazapine, its bioequivalent version of Remeron. In April 2002, Organon, Inc. and Akzo Nobel. N.V. filed suit against Andrx for patent infringement in the U.S. District Court for the Southern District of Florida. For pre-trial discovery purposes only, this case was transferred to and consolidated with other related patent infringement cases pending in the U.S. District Court for the District of New Jersey. Andrx and the plaintiffs have filed with the Court a joint stipulation to dismiss plaintiffs' claims with prejudice and Andrx's counterclaims without prejudice.

Bupropion Hydrochloride (Wellbutrin SR/Zyban)

In June 1999, Andrx filed an ANDA seeking FDA approval to market its bioequivalent versions of Wellbutrin SR and Zyban. In September 1999, Glaxo filed suit against Andrx in the U.S. District Court for the Southern District of Florida claiming patent infringement. In February 2002, the U.S. District Court for the Southern District of Florida granted Andrx's motion of summary judgment of non-infringement for Wellbutrin SR and Zyban and denied Glaxo's cross-motion for summary judgment. Glaxo appealed the District Court's decision and that appeal is pending.

Loratadine (Claritin-D 24/Reditabs/D 12)

Andrx filed ANDAs with FDA seeking approval for its bioequivalent versions of Claritin-D 24, Claritin Reditabs and Claritin-D 12 in September 1999, September 2000 and July 2001, respectively. Schering-Plough Corporation ("Schering-Plough") sued Andrx in the U.S. District Court for New Jersey claiming that Andrx's ANDA for Claritin-D 24 infringed two of its patents, a metabolite patent and a formulation patent, and with respect to Claritin Reditabs and D 12, claiming infringement only of the metabolite patent. The District Court entered final summary judgment in favor of Andrx with respect to the metabolite patent, finding the patent invalid. Schering-Plough appealed that judgment and that appeal is pending. With respect to the formulation patent at issue for the D 24 product, discovery is nearly completed, but no trial date is currently scheduled.

Glipizide (Glucotrol XL)

Andrx filed an ANDA for its bioequivalent version of Glucotrol XL in April 2001, and in July 2001, was sued in the U.S. District Court for the Southern District of Florida by Pfizer, Inc. and Alza Corporation for alleged infringement of several patents. Discovery is nearly completed and a trial date is currently scheduled for June 2, 2003.

Cardizem CD Antitrust Litigation

Beginning in August 1998, several putative class action lawsuits were filed against Andrx and Aventis arising from a 1997 stipulation (the "1997 Stipulation") entered into between Andrx and Aventis in connection with a patent infringement suit brought by Aventis with regard to its product, Cardizem CD. The actions pending in federal court have been consolidated for multi-district litigation purposes in the U.S. District Court for the Eastern District of Michigan. The complaint in each action alleges that Andrx and Aventis, by way of the 1997 Stipulation, have engaged in alleged state antitrust and other statutory and common law violations that allegedly gave Aventis and Andrx a near monopoly in the U.S. market for Cardizem CD and a bioequivalent version of that pharmaceutical product. According to the complaints, the monopoly possessed by the defendants enables Aventis to perpetuate its ability to fix the price of Cardizem CD at an artificially high price, free from generic competition, with the result that direct purchasers such as pharmacies, as well as indirect purchasers such as medical patients who have been issued prescriptions for Cardizem CD are forced to overpay for the drug. Each complaint seeks compensatory damages on behalf of each class member in an unspecified amount and, in some cases, treble damages, as well as costs and counsel fees, disgorgement, injunctive relief and other remedies. In June 2000, the District Court granted summary judgment to plaintiffs finding that the 1997 Stipulation was a per se violation of antitrust laws. Aventis and Andrx appealed the judgment to the U.S. Court of Appeals for the Sixth Circuit. No decision has yet been announced.

On May 14, 2001, the State Attorney Generals for the States of New York and Michigan, joined by thirteen additional states and the District of Columbia, filed suit against Andrx and Aventis in the same federal court in which the above described consolidated Cardizem CD antitrust class action litigation is being conducted. The attorney generals' suit is brought on behalf of their government entities and consumers resident in their jurisdictions who allegedly were damaged as a result of the 1997 Stipulation. Subsequently, an amended complaint was filed adding twelve additional states and Puerto Rico to the action. The lawsuit essentially reiterates the claims asserted against Andrx in the aforementioned Cardizem CD antitrust class action litigation and seeks the same relief sought in that litigation.

On July 26, 2001, Blue Cross Blue Shield of Michigan, joined by three other Blue Cross Blue Shield plans (one in Minnesota and two in New York), filed suit against Andrx and Aventis in the U.S. District Court for the Eastern District of Michigan on behalf of themselves and as claim adjustors for their self-funded customers to recover damages allegedly caused by the 1997 Stipulation. The complaint essentially repeats the claims asserted against Andrx that are being litigated in the above-described consolidated Cardizem CD antitrust class action litigation and seeks substantially the same relief sought in that litigation.

In addition to the consolidated proceedings in the U.S. District Court for the Eastern District of Michigan, there are two actions pending in state courts in Florida, and two actions pending in state courts in Kansas. These actions are currently stayed.

In anticipation of potentially reaching settlements with all plaintiffs in the related litigations, Andrx recorded an estimated litigation settlements charge of $60,000 in the second quarter of 2002. Such contingency became estimatable in 2002 as a result of the mediation discussions with the plaintiffs in the litigations and the settlement referred to above. Andrx intends to vigorously litigate any of these cases that cannot be settled on a reasonable basis. On November 26, 2002, the Court approved a settlement between the direct purchasers and Andrx and Aventis. In January 2003, Andrx announced it had reached a settlement with the indirect purchasers and state attorney generals. Discovery is still ongoing for the remaining group of litigants, including those who timely choose to opt out of the settlements described above. If not settled, Andrx anticipates that these matters may take several years to be resolved but an adverse judgment could have a material adverse effect on the Company's business and consolidated financial statements.

Tiazac Related Securities Claims

Several securities fraud class action complaints were filed on or about March 2002 alleging that Andrx and certain of its officers and directors engaged in securities fraud and/or made material misrepresentations regarding the regulatory status of the Company's ANDA for a bioequivalent version of Tiazac. The amended class action complaint sought a class period for those persons or institutions that acquired Andrx common stock from April 30, 2001 through February 21, 2002. In November 2002, the U.S. District Court for the Southern District of Florida granted in

(in thousands, except for share and per share amounts)

part Andrx's motion to dismiss the amended consolidated class action complaint and determined that all but one of the statements allegedly made in violation of the federal securities laws should be dismissed as a matter of law. The Court's decision reduced the class period to six weeks commencing January 9, 2002 and ending February 21, 2002. The Court also later granted Andrx's motion to strike all allegations of insider trading from the complaint.

Though the Company believes that the plaintiffs are unlikely to prevail in their claims, an adverse judgment could have a material adverse effect on the Company's business and consolidated financial statements.

In October 2002, two shareholder derivative complaints (related to the Tiazac class action referred to above) were filed against certain current and former officers and directors of Andrx, as well as Andrx (as a nominal defendant), in the Circuit Court of Broward County, Florida. These complaints allege that, during the period from May 2001 through November 2001, the individual defendants were in possession of material non-public information relating to the regulatory status of Andrx's ANDA for a bioequivalent version of Tiazac and used such information to sell shares of Andrx common stock at prices higher than they could have obtained had the information been made public, thereby reaping insider trader profits. The complaints seek the imposition of a constructive trust in favor of Andrx for the more than $204,000 in profits that the individual defendants received from their allegedly illegal sales of Andrx stock during such period. The parties have agreed to stay this action pending a resolution of certain issues, which are the subject of the class action lawsuit discussed above.

Lemelson Patent Litigation

On November 23, 2001, the Lemelson Medical, Education & Research Foundation, LP filed an action in the U.S. District Court for the District of Arizona alleging patent infringement against Andrx and others involving "machine vision" or "computer image analysis." On March 20, 2002, the Court entered an Order of Stay in the proceedings, pending the resolution of another suit that involves the same patents, but does not involve Andrx. The Company is not in a position to determine the ultimate outcome of this matter.

Altocor Trademark Opposition

In May 2002, Kos Pharmaceuticals, Inc. filed a notice of opposition to Andrx's application for a registered trademark for Altocor alleging a likelihood of confusion between their trademark, Advicor, and Altocor. Each product associated with the marks is used for the treatment of cardiovascular condition. The parties have commenced discovery. The Company is not in a position to determine the ultimate outcome of this matter.

PPA Litigation

Beginning in October 2001, a number of product liability lawsuits were filed against Andrx and others for personal injuries allegedly arising out of the use of phenylpropanolamine (PPA). The actions have been consolidated and transferred to the U.S. District Court for the Western District of Washington. Andrx was named in the suits because of its Entex product line, which it acquired, from Elan in June 2001. While PPA was at one time contained in Elan's Entex products, Andrx reformulated the Entex products containing PPA upon their acquisition from Elan and eliminated PPA as an active ingredient in the products. Andrx believes that it will be fully indemnified by Elan for the defense of all such cases and for any liability that may arise associated with the products it purchased from Elan.

Alpharma Recall Claims

In March 2002, Alpharma USPD, Inc. ("Alpharma"), for whom Andrx's aerosol manufacturing facility provided contract manufacturing of Epinephrine Mist, notified Andrx that the product was subject to a recall. Alpharma claims that Armstrong breached its manufacturing agreement and has requested indemnification for the full amount of its losses arising from the recall. Alpharma estimates its losses at approximately $12,300. Andrx is investigating this matter, but has disputed both the basis for liability and the amount of damages owed. Andrx has also notified Medeva, from whom Andrx acquired the aerosol manufacturing operations in March 2001, that it may seek indemnification for the losses claimed by Alpharma. The Company is not in a position to determine the ultimate outcome of this matter.

Cybear SEC Investigation

In February 2001, the Southeast Regional Office of the SEC commenced a formal private investigation of Cybear, which focused on Cybear's revenue reporting, disclosure and internal controls in 1999 and 2000 with respect to Cybearclub LC, a joint venture between Andrx and Cybear intended to promote the distribution of certain healthcare products through the Internet. This investigation followed an informal inquiry conducted by the SEC staff beginning late in the third quarter of 2000. Andrx and the SEC staff have agreed to a settlement, subject to the approval of the SEC. The proposed settlement, if approved, will not have a material adverse effect on Andrx's business, results of operation or financial condition.

Burnett Employment Dispute

On October 19, 1993, Terill Hill Burnett, a former employee of POL filed an action in the U.S. District Court for the Southern District of New York against POL and some of the original shareholders thereof, alleging POL breached her contract, securities and common law fraud with respect to the sale of shares of common stock, breach of fiduciary duty, negligent misrepresentation and gender discrimination, and seeking damages in excess of $1,000 plus punitive damages. The District Court has dismissed all of these claims, except those for breach of contract and damages based on quantum meruit. POL has filed a motion for partial summary judgment regarding the issue of damages. Though the Company believes that the plaintiff is unlikely to prevail in her claim, an adverse judgment could have a material effect on the Company's business and consolidated financial statements.

Nicebid Breach of Contract Claims

In October 2001, Nicebid.com, LLC served a demand for arbitration of its claims against Cybear in connection with web design and web hosting services arising out of an agreement between Nicebid and a company acquired by Cybear. Nicebid asserts claims for breach of contract and warranty, negligence, fraudulent inducement, fraud and NJ Consumer Fraud Act violations and claims damages for lost profits exceeding $7,000, punitive damages and attorneys' fees and costs. The Company is not in a position to determine the ultimate outcome of this matter.

Legal Claims Charge

In the fourth quarter of 2002, Andrx recorded a $5,000 charge relating to legal claims asserted against the Company.

(in thousands, except for share and per share amounts)

Resolved Litigation

Fenfluramine Litigation

In January 1999, Andrx was served with third party complaints filed against them by certain doctors and distributors who are defendants in various legal actions relating to the sale of phentermine by Andrx and its usage as a diet drug when taken in combination with fenfluramine, commonly known as "phen-fen." In June 2002, all pending claims were dismissed.

AWP Class Action Litigation

On November 14, 2001, Gerald Lannes, on behalf of himself and others, filed a putative class action against Andrx in Superior Court, State of Arizona, relating to the average wholesale pricing ("AWP") of pharmaceutical products and alleging that Andrx and other unnamed pharmaceutical companies have been and, continue to be, conspiring to report fictitious AWP. Mr. Lannes claimed violations of the Arizona Consumer Fraud Act and illegal restraint of trade attendant thereto, and sought compensatory, punitive and treble damages in an unspecified amount, pre and post judgment interest and attorneys fees and costs. In June 2002, the plaintiffs dismissed the case with prejudice.

Biovail Antitrust Litigation

Andrx and Biovail Corporation have entered into an agreement settling with prejudice (i) Biovail's claims against Andrx in the U.S. District Court for the District of Columbia for alleged antitrust violations relating to the 1997 Stipulation, (ii) Andrx's claims against Biovail in the U.S. District Court for the Southern District of Florida for, among other things, a declaratory judgment that Andrx had not breached any of the rights Biovail acquired as assignee of 1999 stipulation between Aventis and Andrx in settlement of the Cardizem CD patent infringement suit, and (iii) the parties' respective claims against each other in the consolidated litigation pending in the U.S. District Court for the Southern District of Florida relating to Andrx's bioequivalent version of Tiazac. Though this settlement involved no cash payments, Andrx has agreed to pay to Biovail a royalty based on net sales of Andrx's bioequivalent version of Tiazac.

(17) Litigation Settlement and Other Charges

Litigation settlement and other charges consist of the following:

	Years Ended December 31,		
	2002	2001	2000
Litigation settlement charge and legal claims	$65,000	$ —	$ —
POL goodwill and intangible impairment	7,833	—	—
Reorganization goodwill impairment	—	9,313	—
Ft, Washington, PA, Boca Raton, FL and Tarrytown, NY leases charge	—	1,722	—
Computer software license impairment	—	1,742	—
Telegraph goodwill impairment	—	1,982	—
Merger costs associated with the Reorganization impairment	—	—	3,322
Asset impairment costs and cost to terminate an agreement	—	—	2,000
Net allowances on AHT note receivable	—	—	2,000
	$72,833	$14,759	$7,322

For discussion of litigation settlements charge and legal claims see Note 16.

In the fourth quarter of 2002, Andrx recorded a charge of $7,833 for impairment of goodwill and intangible assets related to POL assets. Such charge was the result of management's decision in the fourth quarter of 2002 not to commit additional resources to POL and an evaluation of the related goodwill and intangible assets. As a result, management believes that the future benefits previously associated with this transaction no longer exist under Andrx's current operations. Andrx is pursuing alternatives for POL and decided in the first quarter of 2003 to pursue, among other things, a possible sale of POL and other Internet assets.

In September 2001, Cybear wrote off the remaining $9,313 of goodwill established in the September 2000 Reorganization. Such writeoff was the result of an evaluation of the Reorganization goodwill in consideration of, among other things, Cybear Group's business subsequent to the Reorganization. As a result, the future benefits previously associated with the Reorganization goodwill no longer existed.

In 2001, Cybear recorded an allowance of $1,722 associated with an estimated loss that Cybear expected to incur in subleasing all or portions of its Fort Washington, PA, Tarrytown, NY and Boca Raton, FL facilities.

In 2001, Cybear wrote off $1,742 for certain computer software licenses that Cybear no longer intends to market or to commercialize.

In June 2001, Cybear wrote off the remaining $1,982 of goodwill established with the acquisition of Telegraph Consulting Corporation ("Telegraph") in 1999. Such write-off was the result of an evaluation of the Telegraph goodwill in consideration of, among other things, the Company's Internet business strategy and the acquisition of Mediconsult (see Note 3). As a result, the future benefits previously associated with the Telegraph goodwill no longer existed.

In 2000, the Company incurred $3,322 of costs in connection with the Reorganization, Cybear incurred $2,000 in impairment costs for certain assets and costs to terminate an agreement and also recorded a $2,000 net allowance against a certain note receivable pursuant to an agreement.

(18) Selected Quarterly Data (Unaudited)

	2002			
	March 31,	June 30,	September 30,	December 31,
Distributed products revenue	$127,045	$121,502	$133,020	$153,051
Andrx products revenue	54,536	55,770	53,391	45,710
Licensing and royalties	114	102	193	16,931
Cost of goods sold	126,517	129,888	178,405	185,259
SG&A	41,285	46,459	51,751	53,758
R&D expenses	9,922	11,420	12,195	17,942
Litigation settlements and other charges	—	60,000	—	12,833
Income (loss) from operations	5,595	(67,225)	(53,329)	(51,695)
Income taxes (benefit)	3,313	(28,907)	(17,813)	(17,419)
Net income (loss)	4,513	(31,334)	(33,084)	(31,912)
Net income (loss) allocated to Andrx Group	8,395	(29,798)	(33,084)	(31,912)
Basic net income (loss) per Andrx Group common share	0.12	(0.42)	(0.47)	(0.45)
Diluted net income (loss) per Andrx Group common share	0.12	(0.42)	(0.47)	(0.45)
Net loss allocated to Cybear Group	(3,882)	(1,536)		
Basic and diluted net loss per Cybear Group common share	(0.58)	(0.23)		

(in thousands, except for share and per share amounts)

	2001			
	March 31,	June 30,	September 30,	December 31,
Distributed products revenue	$107,956	$107,676	$133,819	$145,790
Andrx products revenue	44,754	65,476	72,736	46,037
Licensing and royalties	3,974	3,839	3,868	1,967
Cost of goods sold	94,592	104,897	131,190	148,916
SG&A	28,443	35,916	42,392	38,570
R&D expenses	14,324	14,564	11,294	12,664
Litigation settlements and other charges	—	1,982	10,373	2,404
Income (loss) from operations	19,983	23,504	18,985	(5,952)
Income taxes	8,856	11,154	11,120	255
Net income (loss)	14,603	15,721	10,665	(3,443)
Net income allocated to Andrx Group	19,169	24,201	25,251	4,241
Basic net income per Andrx Group common share	0.28	0.35	0.36	0.06
Diluted net income per Andrx Group common share	0.27	0.34	0.35	0.06
Net loss allocated to Cybear Group	(4,566)	(8,480)	(14,586)	(7,684)
Basic and diluted net loss per Cybear Group common share	(1.20)	(1.39)	(2.23)	(1.14)

As a result of the Conversion, Cybear business operations have been integrated into Andrx and Andrx currently only has one class of common stock outstanding which includes all of the businesses of Andrx and its subsidiaries. From the Reorganization on September 7, 2000 through the Conversion on May 17, 2002, Andrx allocated its operating results to each class of common stock.

Certain amounts have been reclassified to conform to the current presentation.

Earnings (loss) per share are computed independently for each quarter presented.

In August 2002, Andrx management learned that an employee had made numerous improper entries that affected the adequacy of the Company's allowance for doubtful accounts receivable. Management determined that the Company's provision for doubtful accounts receivable (included in SG&A) from January 1, 1999 through December 31, 2001 was understated, by an aggregate of $4,014, of which $2,655 and $1,720 related to the year ended December 31, 2001 and 2000, respectively, and a credit of $361 related to the year ended December 31, 1999. The Company recognized the full amount of the $4,014 prior period misstatement in the second quarter of 2002, as the Company believed it was not material to any period affected.

For each of the applicable unaudited quarterly periods, the misstatement is as follows: $1,405 for the quarter ended March 31, 2001; $93 for the quarter ended June 30, 2001; $571 for the quarter ended September 30, 2001; $586 for the quarter ended December 31, 2001; $888 for the quarter ended March 31, 2002; and $529 for the quarter ended June 30, 2002.

(19) Segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The operating segments are managed separately because of the fundamental differences in their operations or in the uniqueness of their products. As a result of the Conversion, the Company's Internet business operations were integrated into other operating segments of Andrx and are no longer classified as a separate segment and became a part of the distributed products segment or brand products segment for financial reporting purposes. Accordingly, for segment reporting purposes, the Company has reclassified its former Internet segment operations for all prior periods herein to conform with the current period presentation. It is impracticable to report the current segment information under the old basis of segmentation given the integration of Internet business operations into other reportable segments.

The Company currently operates in the following business segments:

Distributed Products

The Company distributes primarily generic pharmaceuticals manufactured by third parties from its Weston, Florida and Columbus, Ohio distribution facilities primarily to independent pharmacies, non-warehousing pharmacy chains and physicians' offices. Sales are primarily generated through its in-house telemarketing staff and through AndaNet, Andrx's internally developed Internet ordering software. The distributed products segment's operating results exclude participation in the distribution of Andrx bioequivalent products, which are included in the bioequivalent product segment. As a result of the Conversion, Cybear's Cybearclub LC joint venture with Andrx, which was formerly included in the Internet segment, is now included in the distributed products business segment.

Bioequivalent Products

The Company researches and develops, manufactures and sells bioequivalent versions of selected controlled-release brand name pharmaceuticals utilizing its proprietary drug delivery technologies, as well as bioequivalent versions of specialty, niche or immediate-release pharmaceutical products. In addition, the bioequivalent products segment includes licensing revenues earned under the agreement with KUDCo, and the contract manufacturing activities conducted at Andrx's aerosol manufacturing facility in Massachusetts. The bioequivalent products segment also includes the equity in earnings (losses) of unconsolidated joint ventures (see Note 8).

Brand Products

The Company applies proprietary drug delivery technologies to the R&D of brand name controlled-release formulations of existing chemical entities. The brand products segment also includes (i) fees generated under an agreement with Geneva for specified brand products which was terminated in October 2001, (ii) milestones to Geneva in connection with the termination of such agreement, (iii) sales of products from CTEX, which Andrx acquired on January 23, 2001, which include Histex through June 28, 2002, (iv) gain on sale of Histex product line in June 2002, (v) commencing in July 2001, sales of the Entex brand product line, (vi) commencing in November 2001, sales of the Anexsia pain product line, (vii) commencing July 2002, net sales of Altocor, Andrx's first internally developed brand product. As a result of the Conversion, except for the Cybearclub LLC joint venture, the former Internet segment operations are now included in the brand products segment.

Corporate and Other

Corporate and other consists of corporate headquarters, including general and administrative expenses, which include legal costs associated with antitrust matters, litigation settlements charge, interest income, interest expense and income taxes.

The Company evaluates the performance of the segments after all intercompany transactions are eliminated. The allocation of income taxes is not evaluated at the segment level.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except for share and per share amounts)

The following table presents financial information by business segment:

	As of or for the Year Ended December 31, 2002				
	Distributed Products	Bioequivalent Products	Brand Products	Corporate & Other	Consolidated
Revenues	$534,618	$ 208,127	$ 28,235	$ —	$ 770,980
Income (loss) from operations	31,887	(19,732)	(78,450)	(100,359)	(166,654)
Equity in earnings of joint ventures	—	3,697	—	—	3,697
Interest income	—	—	—	5,420	5,420
Interest expense	—	—	—	200	200
Gain on sale of Histex product line	—	—	5,094	—	5,094
Depreciation and amortization	3,289	12,526	5,488	769	22,072
Capital expenditures	13,916	96,321	808	1,245	112,290
Total assets	234,008	289,468	68,136	197,867	789,479

	As of or for the Year Ended December 31, 2001				
	Distributed Products	Bioequivalent Products	Brand Products	Corporate & Other	Consolidated
Revenues	$ 495,241	$ 204,969	$ 48,831	$ —	$ 749,041
Income (loss) from operations	34,581	102,504	(55,726)	(24,839)	56,520
Equity in earnings of joint ventures	—	1,025	—	—	1,025
Interest income	—	—	—	11,386	11,386
Depreciation and amortization	2,924	6,954	12,083	78	22,039
Capital expenditures	8,336	64,908	1,149	696	
Total assets	194,784	222,045	73,593	298,792	

	As of or for the Year Ended December 31, 2000				
	Distributed Products	Bioequivalent Products	Brand Products	Corporate & Other	Consolidated
Revenues	$ 329,110	$ 176,375	$ 14,475	$ —	$ 519,960
Income (loss) from operations	16,701	108,989	(29,122)	(13,382)	83,186
Equity in losses of joint ventures	—	1,202	—	—	1,202
Interest income	—	—	—	13,039	13,039
Interest expense	767	—	—	—	767
Depreciation and amortization	2,610	2,484	4,100	376	9,570
Capital expenditures	1,811	38,752	3,929	48	44,540
Total assets	179,576	118,885	40,176	330,779	

For each of the applicable unaudited quarterly periods, the misstatement to the allowance for doubtful accounts receivable resulting from an employee making improper entries (see Note 18) for the Distributed Products Segment is as follows: $933 for the quarter ended March 31, 2001; a credit of $48 for the quarter ended June 30, 2001; $707 for the quarter ended September 30, 2001; $6 for the quarter ended December 31, 2001; $803 for the quarter ended March 31, 2002; $524 for the quarter ended June 30, 2002. The amount of the misstatement attributable to each of the applicable unaudited quarterly periods for the Bioequivalent Products Segment is as follows: $472 for the quarter ended March 31, 2001; $141 for the quarter ended June 30, 2001; a credit of $136 for the quarter ended September 30, 2001; $580 for the quarter ended December 31, 2001; $85 for the quarter ended March 31, 2002; $5 for the quarter ended June 30, 2002.

(20) Subsequent Events

Perrigo Agreement

In January 2003, Andrx entered into a multi-year agreement with L. Perrigo Company ("Perrigo") whereby Andrx will manufacture and supply Perrigo with bioequivalent versions of Claritin-D 24 Hour, Claritin-D 12 Hour and Claritin Reditabs, which Perrigo will market as over the counter products. Andrx's bioequivalent version of Claritin-D 24 Hour will enjoy a 180-day period of market exclusivity.

Securities Fraud Claim

In March 2003, several security class action complaints were filed against Andrx and certain of its officers and directors alleging material misrepresentations regarding the expiration period for Andrx's bioequivalent version of Wellbutrin SR/Zyban and that Andrx's launch quantities might expire before FDA approval of the product. The complaints seek a class period for those persons or institutions that acquired Andrx Common Stock between October 31, 2002 and March 4, 2003.

Change in Management

In March 2003, Dr. Elliot F. Hahn resigned as the Company's Chairman of the Board of Directors and as President. Dr. Hahn will continue to serve on the Andrx Board of Directors and on Andrx's executive management team as Chairman Emeritus.

Stockholder Rights Plan

On March 20, 2003, Andrx's Board of Directors approved the adoption of stockholder rights plan and, in connection therewith, declared a dividend distribution of one Preferred Share Purchase Right (the "Right") on each outstanding share of Andrx's Common Stock. Each Right will entitle the holder to purchase one one-thousandth of a share of Andrx's newly created Series A Junior Participating Preferred Stock, at an initial exercise price of $70.00 per one one-thousandth of a share (subject to adjustment). The Rights will be exercisable only if a person or group acquires 15% or more of Andrx Common Stock, and thus becomes an acquiring person, as defined under the Plan, ("Acquiring Person") or announces or commences a tender or exchange offer the consummation of which would result in ownership by a person or group of 15% or more of the Andrx Common Stock. Upon any such occurrence, each Right will entitle its holder (other than such Acquiring Person or group or affiliated or associated persons and certain transferees) to purchase, at the Right's then current exercise price, a number of shares of Andrx's Common Stock having a market value of twice the exercise price. In addition, if Andrx is acquired in a merger or other business combination transaction, or sells 50% or more of its assets or earning power, after a person or group becomes an Acquiring Person, each Right will entitle its holder to purchase, at the Right's then current exercise price, a number of shares of the acquiring company's common stock having a market value of twice such price. The Acquiring Person (and affiliated and associated persons) will not be entitled to exercise or transfer the Rights under such circumstances (as its Rights become void upon becoming an Acquiring Person).

Prior to the time that any person becomes an Acquiring Person, the Rights are redeemable for $0.01 per Right at the option of the Board of Directors. The board of directors is also authorized to reduce the 15% threshold referred to above to not less than 10% under certain circumstances. Following the time that a person becomes an Acquiring Person and prior to an acquisition of 50% or more of the common stock, the board of directors may exchange the

Rights (other than Rights owned by the Acquiring Person) at an exchange ratio of one share of common stock per Right.

The dividend distribution will be made on March 31, 2003, payable to stockholders of record as of that date. The Rights will expire in ten years. The adoption of the Rights Plan and the distribution of the Rights is not dilutive, does not affect reported earnings (loss) per share or Andrx's financial results and is not taxable to stockholders.


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GENERICS
BRANDS
TECHNOLOGY
DISTRIBUTION

COMPANY PROFILE

Andrx Corporation develops and commercializes: bioequivalent versions of controlled-release brand name pharmaceuticals, using its proprietary drug delivery technologies; bioequivalent versions of specialty, niche and immediate-release pharmaceutical products, including oral contraceptives; and brand name or proprietary controlled-release formulations of existing immediate-release or controlled-release drugs where it believes the application of Andrx's drug delivery technologies may improve the efficacy or other characteristics of those products. Andrx also has distribution operations which purchase primarily generic pharmaceuticals manufactured by third parties and utilize telemarketing sales representatives to sell these products, as well as its own, primarily to independent pharmacies, pharmacy chains that do not maintain their own central warehousing facilities, pharmacy buying groups and, to a lesser extent, physicians' offices.

Andrx Corporation 4955 Orange Drive, Davie, Florida 33314 • Phone: 954-584-0300 www.andrx.com

Nasdaq: ADRX



BOARD OF DIRECTORS

Back Row Left to Right:

Richard J. Lane
Chief Executive Officer, Andrx Corporation

Tamara A. Baum (1)
Lead Director, Andrx Corporation
Former Global Managing Director of Health Care Finance, Warburg Dillon Read

Dr. Michael A. Schwartz (1) (2)
Dean Emeritus and Professor, College of Pharmacy, University of Florida

Dr. Elliot F. Hahn
Chairman Emeritus, Andrx Corporation

Irwin C. Gerson (1) (2)
Retired Chairman and Chief Executive Officer of the Lowe McAdams Healthcare Division of the Interpublic Group

Front Row Left to Right:

Lawrence J. DuBow (3)
Consultant to Ranbaxy Pharmaceuticals, Inc. and Former Chairman and Chief Executive Officer, HMS Sales & Marketing, Inc.

Timothy E. Nolan
Former President and Chief Operating Officer, Cybear

Dr. Melvin Sharoky (3)
President and Chief Executive Officer of Somerset Pharmaceuticals, Inc.

Joseph E. Breslin (1) (3)
Former Senior Managing Director of Whitehall Asset Management, Inc.
Former President and Director of Whitehall Funds

Added to Board on April 1, 2003:

Carter H. Eckert (2) (3)(Not Pictured)
Chairman of Board and Chief Executive Officer, IMPATH Inc.

Thomas P. Rice (1) (Not Pictured)
President and Chief Executive Officer, Chesapeake Biological Laboratories, Inc.

(1) Member of Audit Committee (2) Member of Compensation Committee (3) Member of Corporate Governance/Nominating Committee



STOCKHOLDER INFORMATION

Stockholder Information

Stockholder information and a copy of the Company's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission may be obtained without charge by contacting Investor Relations at Andrx Corporation's corporate headquarters, 954-217-4500 or visiting the Company's website at www.andrx.com.

Transfer Agent

American Stock Transfer & Trust Company
Shareholder Services
59 Maiden Lane
New York, NY 10038
800-937-5449

Common Stock

Andrx common stock is quoted on the Nasdaq National Market
Ticker symbol: ADRX

Annual Meeting of Stockholders

Friday, June 13, 2003 at 9:00AM ET
Renaissance Fort Lauderdale-Plantation Hotel
1230 South Pine Island Road
Plantation, FL 33324
954-472-2252

Independent Certified Public Accountants

Ernst & Young LLP
Fort Lauderdale, Florida

Securities Counsel

Broad and Cassel
Miami, FL

Market Information

On May 17, 2002, each share of Cybear Group common stock (Nasdaq symbol CYBA) was converted into 0.00964 of a share of Andrx common stock resulting in the issuance of approximately 65,000 shares of Andrx common stock. For the calendar quarters indicated, the table below sets forth the high and low sales prices per share of Andrx common stock, as reported on the Nasdaq National Market, based on published financial resources.

	Andrx Common Stock Market Price	
2001	High	Low
First Quarter	$72.25	$38.50
Second Quarter	77.00	44.94
Third Quarter	77.39	58.02
Fourth Quarter	76.52	61.30
2002		
First Quarter	$71.27	$31.13
Second Quarter	48.20	25.80
Third Quarter	27.89	16.61
Fourth Quarter	23.19	10.75

Holders

As of March 3, 2003, there were approximately 255 holders of record of Andrx common stock. Andrx believes the number of beneficial owners of its Andrx common stock is in excess of 54,000.

Dividends

Andrx has never paid any cash dividends on its common stock and does not intend to pay cash dividends for the foreseeable future. Andrx intends to retain earnings, if any, to finance the development and expansion of its business. Andrx is prohibited from paying dividends under its senior credit facility. Payment of cash dividends in the future will depend, among other things, upon Andrx's ability to generate earnings, its need for capital and its overall financial condition.

Forward-Looking Statements

Forward-looking statements (statements which are not historical facts) in this report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein or which are otherwise made by or on behalf of Andrx that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "to," " plan," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," or "continue" or the negative other variations thereof or comparable terminology are intended to identify forward-looking statements. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including but not limited to, the Company's dependence on a relatively small number of products, licensing revenues, the timing and outcome of litigation and future product launches, government regulation, competition, and manufacturing results. Andrx is also subject to other risks detailed from time to time in Andrx Corporation's U.S. Securities and Exchange filings.

Readers are cautioned not to place reliance on these forward-looking statements, which are valid only as of the date they were made. Andrx undertakes no obligation to update or revise any forward-looking statements to reflect new information or the occurrence of unanticipated events or otherwise.

Trademarks


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